As filed with the Securities and Exchange
Commission on April 13, 2009

Registration No. 333-149870
Registration No. 811-08292

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
    Pre-Effective Amendment No. _____   [ ]
    Post-Effective Amendment No. 1   [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940   [X]
(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices) (Zip Code)

(800) 525-9852
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):
    [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]   on May 1, 2009, pursuant to paragraph (b) of Rule 485
    [ ]   60 days after filing pursuant to paragraph (a)(1)
    [ ]   on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ING VUL-ECV
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

M Funds Supplement Dated May 1, 2009, to the Prospectus Dated May 1, 2009

This Supplement adds certain information to your Prospectus dated May 1, 2009. Please read it carefully and keep it with your Prospectus for future reference.

_____

Investment Portfolios. Four additional funds are currently available through your policy: M Fund Brandes International Equity Fund; M Fund Business Opportunity Value Fund; M Fund Frontier Capital Appreciation Fund; and M Fund Turner Core Growth Fund. For a more complete description of these funds' investments, risks, costs and expenses, please see the prospectus for each fund.

Your policy's prospectus and the fund prospectuses can be requested by calling our Customer Service Center toll-free at 1-877-253-5050. These prospectuses contain information about your policy's investment options and the various fund fees and charges. Please read your policy's prospectus and the fund prospectuses carefully before investing.

* * * * * * * * * * * * * * * *

The following investment managers are added to the list of "Fund Managers" on page 1 of the prospectus:

- Brandes Investment Partners, LP
- Iridian Asset Management LLC
- Frontier Capital Management Company, LLC
- Turner Investment Partners, Inc.

The following information is added to the "Funds Available Through the Separate Account" section beginning on page 17 of the prospectus:

- M Fund Brandes International Equity Fund
- M Fund Business Opportunity Value Fund
- M Fund Frontier Capital Appreciation Fund
- M Fund Turner Core Growth Fund

* * * * * * * * * * * * * * * *

The following information is added to Appendix B of the prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective
M Fund Brandes International Equity Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Brandes Investment Partners, LP	Seeks to provide long-term capital appreciation.
M Fund Business Opportunity Value Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Iridian Asset Management LLC	Seeks to provide long-term capital appreciation.
M Fund Frontier Capital Appreciation Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M Fund Turner Core Growth Fund	**Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Turner Investment Partners, Inc.	Seeks to provide long-term capital appreciation.

ING VUL-ECV

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
SECURITY LIFE OF DENVER INSURANCE COMPANY
and its
SECURITY LIFE SEPARATE ACCOUNT L1

Supplement Dated May 1, 2009, to the Prospectus Dated May 1, 2009

This supplement updates certain information contained in your prospectus
dated May 1, 2009. Please read it carefully and keep it with your prospectus for future reference.

_____

IMPORTANT INFORMATION REGARDING
FUND NAME CHANGES

Effective May 1, 2009, certain of the funds available through the Security Life Separate Account L1 will change their names as follows:

Former Fund Name	Current Fund Name
ING Columbia Small Cap Value II Portfolio	ING Columbia Small Cap Value Portfolio
ING Global Real Estate Portfolio	ING Clarion Global Real Estate Portfolio
ING Julius Baer Foreign Portfolio	ING Artio Foreign Portfolio
ING Legg Mason Value Portfolio	ING Growth and Income Portfolio II
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio	ING U.S. Bond Index Portfolio
ING PIMCO Core Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING VP Index Plus International Equity Portfolio	ING Index Plus International Equity Portfolio
ING VP Index Plus LargeCap Portfolio	ING Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio	ING Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio	ING Index Plus SmallCap Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio
ING VP SmallCap Opportunities Portfolio	ING SmallCap Opportunities Portfolio

NOTICE OF UPCOMING FUND MERGERS

Effective July 20, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
ING JPMorgan Value Opportunities Portfolio	ING Russell™ Large Cap Value Index Portfolio
ING Neuberger Berman Partners Portfolio	ING Russell™ Large Cap Index Portfolio
ING Oppenheimer Main Street® Portfolio	ING Russell™ Large Cap Index Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell™ Large Cap Growth Index Portfolio

Effective August 10, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
ING AllianceBernstein Mid Cap Growth Portfolio	ING Russell™ Mid Cap Growth Index Portfolio
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

IMPORTANT INFORMATION REGARDING THE
UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a Subaccount that invests in a Disappearing Fund to any other available Subaccount or to the Guaranteed Interest Division. **See the "Transfers" section on page 58 of your policy prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a Subaccount that invests in a Disappearing Fund will automatically become an investment in the Subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to a Subaccount corresponding to a Disappearing Fund will be automatically allocated to the Subaccount corresponding to the applicable Surviving Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Transfers" section on page 58 of your policy prospectus for information about making allocation changes.**
- After the Merger Effective Date, the Subaccounts that invest in the Disappearing Funds will no longer be available through your policy.
- You will not incur any fees or charges or any tax liability because of the mergers, and your Account Value immediately before the mergers will equal your Account Value immediately after the mergers.
- There will be no further disclosure regarding the Disappearing Funds in future supplements to or prospectuses of the policy.
- **See "Appendix B" of your policy prospectus for information about the investment advisers/subadvisers and investment objectives of the Disappearing Funds and the Surviving Funds.**

MORE INFORMATION IS AVAILABLE

More information about the Surviving Funds, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for that Surviving Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

ING VUL-ECV
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the Separate Account and the Guaranteed Interest Division, based on your instructions.
- Are subject to specified fees and charges.

The Policy's Account Value
- Is the sum of your Separate Account, Guaranteed Interest Division and Loan Division values.
- Has no guaranteed minimum value for amounts in the Separate Account. The value varies with the value of the Subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the Guaranteed Interest Division.
- Is subject to specified fees and charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your base insurance coverage or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your base insurance coverage plus the Account Value or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your base insurance coverage plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the Base Death Benefit plus any rider benefits minus any outstanding loan and accrued but unpaid loan interest, accelerated benefit lien including accrued lien interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. See *Distribution of the Policy*, **page 83**, for further information about the amount of compensation we pay.

Fund Managers

Funds managed by the following investment managers are available through the policy:
- AllianceBernstein, L.P.
- Artio Global Management LLC
- BAMCO, Inc.
- BlackRock Advisors, LLc
- BlackRock Investment Management, LLC
- Capital Research and Management Company
- Columbia Management Advisors, LLC
- Directed Services LLC
- Evergreen Investment Management Company, LLC
- Fidelity Management & Research Company
- Ibbotson Associates
- ING Clarion Real Estate Securities L.P.
- ING Investment Management Advisors, B.V.
- ING Investment Management Co.
- J.P. Morgan Investment Management Inc.
- Lehman Brothers Asset Management LLC
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Neuberger Berman, LLC
- Neuberger Berman Management Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.
- Van Kampen
- Wells Capital Management, Inc.

This prospectus describes what you should know before purchasing the ING VUL-ECV variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is May 1, 2009.

TABLE OF CONTENTS

	Page
POLICY SUMMARY **3**	
The Policy's Features and Benefits 3	
Factors You Should Consider Before	
Purchasing a Policy..6	
Fees and Charges..8	
THE COMPANY, THE SEPARATE	
ACCOUNT AND THE GUARANTEED	
INTEREST DIVISION..**15**	
Security Life of Denver Insurance Company 15	
The Investment Options..17	
DETAILED INFORMATION ABOUT	
THE POLICY..**21**	
Underwriting...22	
Purchasing a Policy 23	
Fees and Charges..28	
Death Benefits 34	
Additional Insurance Benefits 42	
Account Value 54	

	Page
Special Features and Benefits....................................57	
Termination of Coverage...66	
TAX CONSIDERATIONS **69**	
Tax Status of the Company..69	
Tax Status of the Policy..70	
Diversification and Investor Control Requirements ..70	
Tax Treatment of Policy Death Benefits 71	
Distributions Other than Death Benefits....................71	
Other Tax Matters...73	
ADDITIONAL INFORMATION............................**76**	
General Policy Provisions...76	
Distribution of the Policy 83	
Legal Proceedings...86	
Financial Statements...87	
APPENDIX A.. A-1	
APPENDIX B..B-1	
MORE INFORMATION IS AVAILABLE. BACK COVER	

TERMS TO UNDERSTAND

The following is a list of some important terms used throughout this prospectus that have special meaning. It also provides a reference to where each term is defined and discussed more fully:

Term	Page	Term	Page
Account Value	54	Net Account Value	4
Accumulation Unit	55	Net Premium	3
Accumulation Unit Value	55	Policy Date	23
Base Death Benefit	1	Segment	35
Death Benefit Proceeds	41	Separate Account	17
Guaranteed Interest Division	21	Separate Account Value	55
Guaranteed Interest Division Value	21	Subaccounts	17
Loan Division	57	Surrender Value	5
Loan Division Value	57	Total Death Benefit	45
Monthly Processing Date	29	Valuation Date	55

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our Customer Service Center or your agent/registered representative.

You may contact us about the policy at our: **ING Customer Service Center**
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

The Policy	• This prospectus describes our standard ING VUL-ECV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy. • If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Temporary Insurance **See Temporary Insurance, page 27.**	• If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied. • The maximum amount of temporary insurance is $1,000,000.00, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.
Premium Payments **See Premium Payments, page 24.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value. • You cannot pay additional premiums after age 121. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "Net Premium") to the Separate Account or the Guaranteed Interest Division according to your instructions.
Investment Options **See *The Investment Options*, page 17.**	• You may allocate your Net Premiums to the Subaccounts of Security Life Separate Account L1 (the "Separate Account") and to our Guaranteed Interest Division. • The Separate Account is one of our separate accounts and consists of Subaccounts that invest in corresponding funds. When you allocate premiums to a Subaccount, we invest any Net Premiums in shares of the corresponding fund. • Your Separate Account Value will vary with the investment performance of the funds in which the Subaccounts invest and the charges we deduct from your Separate Account Value. • The Guaranteed Interest Division and the Loan Division are part of our general account. • We credit interest of at least 3.00% per year on amounts allocated to the Guaranteed Interest Division, and we may, in our sole discretion, credit interest in excess of this amount.

Free Look Period
 	
See Free Look Period, page 26.
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the free look period that applies in your state will be stated in your policy.
	• Generally, there are two types of free look refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your Account Value plus a refund of all fees and charges deducted.
	• The free look refund that applies in your state will be stated in your policy.
	• **See Allocation of Net Premium, page 25, for details about how Net Premium will be allocated during the free look period.**

Death Benefits
 	
See *Death Benefits*, **page 34.**
	• Death Benefit Proceeds are paid if your policy is in force when the insured person dies.
	• Until age 121, the amount of the Death Benefit Proceeds will depend on which death benefit option is in effect when the insured person dies.
	• There are three death benefit options available under your policy:
	  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your base insurance coverage or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your base insurance coverage plus your Account Value or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your base insurance coverage plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• After age 121, Death Benefit Option 1 will apply to all policies and the amount of base insurance coverage selected will equal the amount of base insurance coverage in effect on the policy anniversary nearest the insured person's 121st birthday plus the amount of coverage, if any, under the Adjustable Term Insurance Rider on that date.
	• We reduce the Death Benefit Proceeds payable under any death benefit option by any outstanding loan including accrued but unpaid loan interest, accelerated benefit lien including accrued lien interest and unpaid fees and charges.
	• The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Guaranteed Death Benefit Riders
 	
See Guaranteed Death Benefit Riders, **page 41.**
	• Your policy will not lapse as long as your Account Value minus any outstanding loan amount including accrued but unpaid loan interest (the "Net Account Value") is enough to pay the periodic fees and charges when due.
	• Even if your Net Account Value is not enough to pay the periodic fees and charges, when due, the policy has two optional Guaranteed Death Benefit Riders that can keep your policy from lapsing:
	  ▷ For issue ages 25-75, the 20-Year/Age 65 Guaranteed Death Benefit Rider is an optional rider benefit that may be available, but only when you apply for the policy. If you select this rider, your policy and any Adjustable Term Insurance Rider coverage is guaranteed not to lapse for the greater of 20 years or to age 65 provided:
	    - Your cumulative premium payments minus any partial withdrawals and any outstanding loan amount including accrued but unpaid loan interest are at least equal to the sum of the 20-Year/Age 65 death benefit guarantee premium payments to the next Monthly Processing Date; and
	    - Your Net Account Value meets certain diversification requirements.
	  ▷ For issue ages 25-75, the Lifetime Guaranteed Death Benefit Rider is an optional rider benefit that may be available, but only when you apply for the policy. If you select this rider, your policy and any Adjustable Term Insurance Rider coverage is guaranteed not to lapse for the lifetime of the insured person provided:
	    - Your cumulative premium payments minus any partial withdrawals and any outstanding loan amount including accrued but unpaid loan interest are at least equal to the sum of the lifetime death benefit guarantee premium payments to the next Monthly Processing Date; and
	    - Your Net Account Value meets certain diversification requirements.
	• There is a separate monthly charge for each of these riders.
	• The Guaranteed Death Benefit Riders are subject to state approval and may not be available in some states.

Rider Benefits
 	
See *Additional Insurance Benefits*, **page 42.**
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are added to your policy; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state.

Transfers **See Transfers, page 58.**	• You currently may make an unlimited number of transfers between the Subaccounts and to the Guaranteed Interest Division. Transfers are, however, subject to limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 61.** • There are certain restrictions on transfers from the Guaranteed Interest Division. • We do not charge for transfers.
Asset Allocation Programs **See Dollar Cost Averaging, page 59.** **See Automatic Rebalancing, page 60.**	• Dollar cost averaging is a systematic program of transferring Account Value to selected Subaccounts of the Separate Account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your Separate Account and Guaranteed Interest Division values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans **See Loans, page 57.**	• After the first policy month, you may take loans against your policy's Account Value. • A loan must be at least $100.00 and is generally limited to 90.00% of your Net Account Value. • When you take a loan we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account. • We credit amounts held in the Loan Division with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at an annual rate of 3.75% in policy years one through five and at an annual rate of 3.00% (guaranteed not to exceed 3.15%) in all years thereafter. • Loans reduce your policy's Death Benefit Proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's Account Value.
Partial Withdrawals **See Partial Withdrawals, page 65.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $100.00 and may not exceed the amount which leaves your Net Account Value less than $500.00. • We charge a fee of $10.00 for each partial withdrawal. • Partial withdrawals may reduce the amount of base and total insurance coverage under your policy and will reduce your Account Value. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 66.**	• You may surrender your policy for its Surrender Value at any time after the free look period while the insured person is alive. • Your Surrender Value is your Account Value plus the surrender value enhancement, if any, minus your outstanding loan amount including accrued but unpaid loan interest. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.

Reinstatement **See Reinstatement, page 68.**	• Before age 121 and within five years of lapse you may reinstate your policy and riders (other than the Guaranteed Death Benefit Riders or Guaranteed Minimum Accumulation Benefit Rider) if you did not surrender your policy and the insured person is still insurable according to our normal underwriting rules for the applicable risk class and rating. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued but unpaid loan interest to the date of the lapse unless directed otherwise. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the Subaccounts of the Separate Account.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges **See *Fees and Charges*, page 28.**	• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Lapse
 	
See Lapse, page 67.
	• Your policy may lapse and your insurance coverage under the policy may terminate if on any Monthly Processing Date:
	  ▷ A death benefit guarantee is not in effect; and
	  ▷ Your Net Account Value is not enough to pay the periodic fees and charges when due.
	• If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
	• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value.
	• Partial withdrawals and loans have an adverse impact on your Net Account Value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.

Exchanges ***See Purchasing a Policy,* page 23.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Investment Risk
 	
See The Separate Account, page 17.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the Subaccounts of the Separate Account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	  ▷ You assume the risk that your values may decline or may not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding Subaccount; and
	  ▷ There is no assurance that any fund will achieve its stated investment objective.
	• For amounts you allocate to the Guaranteed Interest Division:
	  ▷ Interest rates we declare will change over time; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Taxation
 	
See TAX CONSIDERATIONS, page 69.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policy*, page 83.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the right blend of base coverage and Adjustable Term Insurance Rider coverage for you.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better meet your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 28.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges
Premium Expense Charge [1]	• When you make a premium payment.	• 15.00% of premium up to target premium and 8.00% of premium in excess of target premium in Segment year 1.
Partial Withdrawal Fee	• When you take a partial withdrawal.	• $10.00.
Excess Illustration Fee [2]	• Each time you request an illustration after the first each policy year.	• $25.00.
Accelerated Benefit Rider Administrative Charge	• On the date the acceleration request is processed.	• $300.00 per acceleration request.
Overloan Lapse Protection Rider Charge	• On the Monthly Processing Date on or next following the date we receive your request to exercise this rider's benefit.	• 3.50% of the Account Value.

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[1]   The premium expense charge may be lower after the first Segment year.
[2]   We do not currently assess this charge.

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each day or each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 29.**

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [3]
Cost of Insurance Charge [4]	• On each Monthly Processing Date.	<u>Range from</u> • $0.03 to $83.33 per $1,000.00 of net amount at risk. <u>Representative insured person</u> • $0.22 per $1,000.00 of net amount at risk for each Segment of your base insurance coverage. • The representative insured person is a male, age 45.
Mortality & Expense Risk Charge [5]	• On each Monthly Processing Date.	• 0.0375% (0.45% annually) of Account Value invested in the Separate Account.
Policy Charge	• On each Monthly Processing Date.	• $13.00 for fully underwritten policies. • $19.00 for guaranteed issue policies.
Administrative Charge [6]	• On each Monthly Processing Date.	<u>Range from</u> • $0.06 to $0.28 per $1,000.00 of base insurance coverage. <u>Representative insured person</u> • $0.06 per $1,000.00 of base insurance coverage. • The representative insured person is a male, age 45 in the preferred no tobacco risk class and fully underwritten with at least $500,000.00 of base insurance coverage.
Loan Interest Charge [7]	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% annually of the amount held in the Loan Division.

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[3] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[4] The cost of insurance rates vary based on the insured person's age, gender, underwriting type and risk class. Rates shown are for an insured person in a non-rated risk class. Different rates will apply to each Segment of base insurance coverage. The rates shown for the representative insured person are for the first policy year and they generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5] The amount shown is deducted during policy years one through ten. Beginning in policy year 11 the monthly mortality and expense risk charge is 0.004167% (0.05% annually) of the Account Value invested in the Separate Account.

[6] The administrative charge rates vary based on the amount of base insurance coverage for each Segment, Segment duration and the insured person's age on the Segment effective date, gender, underwriting type and risk class. Rates remain level during the first five Segment years and then reset for all subsequent Segment years. Different rates will apply to each Segment of base insurance coverage. The rates shown for the representative insured person are for the first policy year. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[7] The amount shown is deducted during policy years one through five. Beginning in policy year six the maximum loan interest charge is 3.15% annually of the amount held in the Loan Division.

Optional Rider Fees and Charges. The following tables describe the maximum guaranteed charges that could be deducted each month on the Monthly Processing Date for each of the optional rider benefits. **See Rider Fees and Charges, page 31.**

20-Year/Age 65 Guaranteed Death Benefit Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges** [8]
20-Year/Age 65 Guaranteed Death Benefit Rider Charge [9]	• On each Monthly Processing Date during the guarantee period.	Range from • $0.01 to $0.02 per $1,000.00 of guaranteed coverage. Representative insured person • $0.01 per $1,000.00 of guaranteed coverage. • The representative insured person is age 45.

Additional Insured Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges** [8]
Additional Insured Rider Charge [10]	• On each Monthly Processing Date.	Range from • $0.02 to $83.33 per $1,000.00 of rider benefit. Representative insured person • $0.14 per $1,000.00 of rider benefit. • The representative insured person is female age 45 in the no tobacco risk class.

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[8]   These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[9]   The rates for this guarantee vary based on the insured person's age at issue. The rates shown for the representative insured person are for the first rider year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[10]   The rates for this rider vary based on the additional insured person's age, gender and risk class. The rates shown for the representative additional insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Optional Rider Fees and Charges, *continued.*

Adjustable Term Insurance Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [11]
Adjustable Term Insurance Rider Cost of Insurance Charge [12]	• On each Monthly Processing Date.	<u>Range from</u> • $0.04 to $83.33 per $1,000.00 of rider benefit. <u>Representative insured person</u> • $0.28 per $1,000.00 of rider benefit. • The representative insured person is a male age 45.
Adjustable Term Insurance Rider Administrative Charge [12]	• On each Monthly Processing Date.	<u>Range from</u> • $0.03 to $0.09 per $1,000.00 of the difference between base coverage and total coverage. <u>Representative insured person</u> • $0.03 per $1,000.00 of the difference between base coverage and total coverage. • The representative insured person is a male age 45 in the preferred no tobacco risk class and fully underwritten.

Guaranteed Minimum Accumulation Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [11]
Guaranteed Minimum Accumulation Benefit Rider Charge	• On each Monthly Processing Date during the guarantee period.	• 0.10% (1.15% on an annual basis) of the minimum accumulation value. [13]

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[11]   These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[12]   The rates for this rider vary based on rider duration and the insured person's age, gender, underwriting type and risk class. The rates shown for the representative insured person are for the first rider year, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[13]   The minimum accumulation value equals the sum of all premium payments we have received for the policy and attached riders minus all partial withdrawals and all fees and charges deducted from your Account Value (or that may have been waived under the provisions of the policy or another rider), with the result accrued at an annual interest rate that may vary by policy year. The monthly percentage shown has been rounded up to the nearest tenth of one percent and the actual monthly percentage charged is lower than this rounded amount. **See Guaranteed Minimum Accumulation Benefit Rider, page 48, for more detail about the features and benefits of and charge for this rider, (including the unrounded monthly amount of the charge).**

Optional Rider Fees and Charges, *continued.*

Lifetime Guaranteed Death Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [14]
Lifetime Guaranteed Death Benefit Rider Charge [15]	• On each Monthly Processing Date during the guarantee period.	<u>Range from</u> • $0.02 to $0.06 per $1,000.00 of guaranteed coverage. <u>Representative insured person</u> • $0.02 per $1,000.00 of guaranteed coverage. • The representative insured person is age 45.

Waiver of Cost of Insurance Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [14]
Waiver of Cost of Insurance Rider Charge [16]	• On each Monthly Processing Date.	<u>Range from</u> • $3.82 to $19.48 per $100.00 of rider coverage. <u>Representative insured person</u> • $8.43 per $100.00 of rider coverage. • The representative insured person is age 45.

Waiver of Specified Premium Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [14]
Waiver of Specified Premium Rider Charge [16]	• On each Monthly Processing Date.	Range from • $1.70 to $25.40 per $100.00 of rider coverage. <u>Representative insured person</u> • $3.90 per $100.00 of rider coverage. • The representative insured person is a male age 45 and fully underwritten.

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[14] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[15] The rates for this rider depend on the insured person's age at issue. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[16] The rates for each of these riders depend on various factors that may include the insured person's age, gender and/or underwriting type. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Fund Fees and Expenses. The following table shows the minimum and maximum total gross annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 32.**

	Minimum	Maximum
Total Gross Annual Fund Expenses [17] (deducted from fund assets)	0.26%	1.25%

Total gross annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total gross annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the Separate Account on page 18.**

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[17]   Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total gross annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Guaranteed Interest Division
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Separate Account
Amounts you allocate are held in Subaccounts of the Separate Account. Each Subaccount invests in a fund.

The funds may deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses (including service fees).

We deduct transaction fees and charges from your Account Value:
•Partial Withdrawal Fee.
•Excess Illustration Fee.

Account Value
Your policy's Account Value equals the sum of your values in the Separate Account, the Guaranteed Interest Division and the Loan Division.

We deduct periodic fees and charges from your Account Value:
•Cost of Insurance Charge.
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.

We deduct fees and charges from your Account Value for the optional benefits and riders you select.

Loan Division
An amount equal to any loan you take is set aside as collateral for policy loans.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the Loan Division.

THE COMPANY, THE SEPARATE ACCOUNT AND THE GUARANTEED INTEREST DIVISION

Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are an indirect subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

We are also a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

Regulatory Developments – The Company and the Industry

As with many financial services companies, the company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the company. These initiatives also may

result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged. In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the company with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the company or certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 69, for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the company to administrative penalties, unanticipated remediation or other claims and costs.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include Subaccounts of the Separate Account and the Guaranteed Interest Division. The investment performance of a policy depends on the performance of the investment options you choose.

The Separate Account

We established Security Life Separate Account L1 (the "Separate Account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the Separate Account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the Separate Account reflect the investment experience of the Separate Account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the Separate Account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the Separate Account assets will be used first to pay Separate Account policy claims. Only if Separate Account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The Separate Account is divided into Subaccounts. Each Subaccount invests in a corresponding fund. When you allocate premium payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the Subaccounts of the Separate Account.

Funds Available Through the Separate Account. The following chart lists the funds that are available through the Separate Account.

Certain of these funds are structured as "fund of funds." A "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified below.

Funds Available Through the Separate Account

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP *Contrafund*® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING Artio Foreign Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Clarion Global Real Estate Portfolio (Class S)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
- ING Focus 5 Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I)*
- ING Global Resources Portfolio (Class I)
- ING Growth and Income Portfolio II (Class I)
- ING Index Plus International Equity Portfolio (Class S)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING LifeStyle Aggressive Growth Portfolio (Class I)*
- ING LifeStyle Growth Portfolio (Class I)*
- ING LifeStyle Moderate Growth Portfolio (Class I)*
- ING LifeStyle Moderate Portfolio (Class I)*
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class S)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING PIMCO Total Return Bond Portfolio (Class I)

- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value Portfolio (I Class)
- ING JPMorgan Mid Cap Value Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Index Plus LargeCap Portfolio (Class I)
- ING Index Plus MidCap Portfolio (Class I)
- ING Index Plus SmallCap Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)
- ING Russell^{TM} Large Cap Index Portfolio (Class I)
- ING Russell^{TM} Large Cap Value Index Portfolio (Class I)
- ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)
- ING Russell^{TM} Small Cap Index Portfolio (Class I)
- ING U.S. Bond Index Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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* These funds are structured as "fund of funds." See the Fund Fees and Expenses table on page 13 and the Fund Fees and Expenses section on page 32 for more information about "fund of funds."

See Appendix B to this prospectus for more information about the funds available through the Separate Account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. You may obtain these documents by contacting us at our Customer Service Center.

A fund available through the Separate Account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the Separate Account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each Subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the Separate Account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those Subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each Subaccount of your policy by dividing your Separate Account Value in that Subaccount by the net asset value of one share of the matching fund.

Right to Change the Separate Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our Separate Account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional Subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate Subaccounts;
- Combine two or more Subaccounts;
- Close Subaccounts. We will notify you in advance by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 58, for information about making Subaccount allocation changes;
- Substitute a new fund for a fund in which a Subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another Separate Account;
- Withdraw the Separate Account from registration under the 1940 Act;
- Operate the Separate Account as a management investment company under the 1940 Act;
- Cause one or more Subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s). We will notify you of changes. If you wish to transfer the amount you have in the affected Subaccount to another Subaccount or to the Guaranteed Interest Division, you may do so free of charge. Just notify us at our Customer Service Center.

The Guaranteed Interest Division

You may allocate all or a part of your Net Premium and transfer your net Account Value into the Guaranteed Interest Division. We declare the interest rate that applies to all amounts in the Guaranteed Interest Division. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the Guaranteed Interest Division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the Guaranteed Interest Division.

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

The Guaranteed Interest Division guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the Guaranteed Interest Division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the Guaranteed Interest Division or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the Guaranteed Interest Division and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the Guaranteed Interest Division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING VUL-ECV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Account Value allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Underwriting

We offer policies using full, simplified issue or guaranteed issue underwriting.

On the fully underwritten application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured person is insurable by us. Before we can make this determination, we may need to request and review medical examinations and other information about the proposed insured person. Through our underwriting process we also determine the risk class for the proposed insured person if the application is accepted. Risk class is based on such factors as the proposed insured person's age, gender, health and occupation. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We offer policies using simplified issue or guaranteed issue underwriting up to a preset amount of coverage with reduced evidence of insurability as compared to fully underwritten policies. More evidence of insurability is required for policies using full underwriting than simplified issue underwriting and even less evidence is required for policies using guaranteed issue underwriting.

Simplified issue and guaranteed issue underwriting is available for policies covering certain individuals in group or sponsored arrangements. Eligibility for a guaranteed issue policy also requires that each proposed insured person:
- Is actively at work at least 30 hours per week performing normal duties;
- Has been currently employed and actively at work for the past 90 days;
- Must answer certain health related questions and may be required to provide certain medical information;
- Must indicate tobacco use, type and frequency. Tobacco use includes use of any substance in the past 12 months that contains nicotine; and
- Must consent to be insured.

Policies using simplified issue or guaranteed issue underwriting are guaranteed issue policies. Whether a guaranteed issue policy will require simplified issue underwriting will depend on the nature of the individuals in the group or sponsored arrangement to be covered and such factors as the proposed insured person's age and/or health and the amount of coverage. A proposed insured can be rated or excluded from coverage based on, among other things, serious illness, hospitalization, employment status and/or citizenship.

All guaranteed issue policies carry different mortality risks compared to policies that are fully underwritten, and the cost of insurance, policy charge and administrative charge may be greater for guaranteed issue policies than fully underwritten policies. A guaranteed issue policy's fees and charges do not vary, however, depending on whether simplified issue and guaranteed issue underwriting is used.

Generally, on a current basis, the overall charges are higher for a guaranteed issue policy than for a similar fully underwritten policy. This means that an insured person in a group or sponsored arrangement that uses guaranteed issue underwriting could get individual fully underwritten insurance coverage at a lower overall cost.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your total insurance coverage (which generally must be at least $100,000.00 for fully underwritten policies and $50,000.00 for guaranteed issue policies);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test is chosen); and
- Any riders or optional benefits.

On the date coverage under the policy begins (the "Policy Date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 85 (70 for guaranteed issue policies). "Age" under the policy means the insured person's age on the birthday nearest to the Policy Date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the Policy Date.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 44, when deciding whether to include coverage under the Adjustable Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 (except amounts required to keep the policy from lapsing);
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 79.**

After we deduct the premium expense charge from your premium payments, we apply the Net Premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the Policy Date through the investment date. The investment date is the date we apply the Net Premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you have an optional Guaranteed Death Benefit Rider, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. **See Guaranteed Death Benefit Riders, page 41.**

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121;
- We may refuse to accept or limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the Base Death Benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if the Base Death Benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase;
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy; and
- Our acceptance of an unscheduled premium payment may be subject to certain issue limitations and conditioned on the availability of reinsurance coverage.

Satisfactory evidence of insurability may include receipt of an application and required medical information.

Target Premium. Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your premium expense charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional Segments is listed in your policy schedule pages.

Premium Payments Affect Your Coverage. Unless you have an optional Guaranteed Death Benefit Rider, your coverage lasts only as long as you have a positive Net Account Value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 67.**

If you have an optional Guaranteed Death Benefit Rider, we guarantee that your policy will not lapse during the guarantee period provided your cumulative premium payments minus any partial withdrawals and any outstanding loan amount including accrued but unpaid loan interest are at least equal to the guarantee period annual premium and your Net Account Value meets certain diversification requirements. **See Guaranteed Death Benefit Riders, page 41.**

Allocation of Net Premium. Until your initial Net Premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial Net Premium to your policy after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

Amounts you designate for the Guaranteed Interest Division will be allocated to that division on the investment date. If your state requires return of your premium if you return your policy during the free look period, we initially invest amounts you have designated for the Subaccounts of the Separate Account in the Subaccount that invests in the ING Liquid Assets Portfolio. We later transfer these amounts from this Subaccount to the available Subaccounts that you have selected based on your most recent premium allocation instructions. This transfer occurs five days after the date we mailed your policy to you plus the length of your state's free look period.

If your state provides for return of your Account Value if you return your policy during the free look period (or provides no free look period), we allocate amounts you designated for the Subaccounts of the Separate Account directly into those Subaccounts.

All Net Premiums we receive after the applicable period are allocated to your policy on the Valuation Date of their receipt in good order. We will allocate Net Premiums to the available Subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100.00%. If your most recent premium allocation instructions includes a fund that corresponds to a Subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a Subaccount) or is otherwise unavailable, Net Premium received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 67, for more information about how to keep your policy from lapsing. See also Reinstatement, page 68, for more information about how to put your policy back in force if it has lapsed.**

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you request a free look refund or return your policy to us within the free look period, we cancel it as of your Policy Date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- Refund of all premium we have received from you; or
- Refund of your Account Value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the Subaccounts. **See Allocation of Net Premium, page 25.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $1,000,000.00, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your Policy Date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 25.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your Account Value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. We determine the premium expense charge by multiplying the Segment premium by applicable premium expense charge percentage from the following table. Premiums allocated to a new Segment will be subject to a new premium expense charge.

Segment Year	Amounts up to Target Premium	Amounts in Excess of Target Premium
1	15.00%	8.00%
2-5	15.00%	4.00%
6-10	7.00%	4.00%
11+	4.00%	4.00%

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is $10.00. We deduct the partial withdrawal fee proportionately from your Guaranteed Interest Division and Separate Account values that remain after the partial withdrawal.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $25.00 for each illustration of your Account Value that you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of partial withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your Account Value on the Monthly Processing Date. The Monthly Processing Date is the same date each month as your Policy Date. If that date is not a Valuation Date, then the Monthly Processing Date is the next Valuation Date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the Subaccounts and Guaranteed Interest Division in the same proportion that your value in each has to your Net Account Value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each Segment of your base insurance coverage. The net amount at risk as calculated on each Monthly Processing Date equals the difference between:

- Your current Base Death Benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your Account Value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue and each date you increase your insurance coverage (a "Segment date"), gender, underwriting type, risk class and Segment year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 2001 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana and policies issued to employers or employee organizations in connection with employment related insurance or benefit programs. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each Segment of your base insurance coverage. The maximum rates for the initial Segment and each new Segment of your base insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your Account Value, namely:

- The Net Premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the Guaranteed Interest Division;
- Interest earned on amounts held in the Loan Division; and
- The investment performance of the funds underlying the Subaccounts of the Separate Account.

We calculate the net amount at risk separately for each Segment of your base insurance coverage. We allocate the net amount at risk to Segments of the Base Death Benefit in the same proportion that each Segment has to the total Base Death Benefit for all insurance coverage as of the Monthly Processing Date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying Death Benefit Proceeds that may be more than your Account Value.

Mortality and Expense Risk Charge. Each month we deduct from your Account Value a mortality and expense risk charge based on the amount invested in the Separate Account according to the following rates:

Policy Years	Percentage of the Amount Invested in the Separate Account
1-10	0.0375% (0.45% on an annual basis)
11+	0.004167% (0.05% on an annual basis)

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the Subaccounts of the Separate Account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge. This charge varies based on underwriting type, duration and the amount of your first Segment of base insurance coverage. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed policy charge.**

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge equal to our current monthly administrative charge rates multiplied by the amount of your base insurance coverage divided by 1,000. The rates vary based on the amount of base insurance coverage and the insured person's age on the Segment effective date, gender, underwriting type, risk class and Segment duration. Each Segment of base insurance coverage has its own set of administrative charge rates, and the rates generally decrease after the fifth Segment year. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed administrative charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Rider Fees and Charges

There are separate transaction charges if you choose to exercise any of the automatic rider benefits that come with your policy. **See the Transaction Fees and Charges table on page 8 and the Automatic Rider Benefits section on page 51 for more information about the transaction charges associated with the automatic rider benefits.**

There are separate fees and charges for optional rider benefits. **See the Optional Rider Fees and Charges table beginning on page 10, and the Optional Rider Benefits section on page 42 for more information about the optional rider benefits and the applicable fees and charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate or business policy owners/purchasers (including sales related to a corporate or business policy owner's election to substitute one insured person who is an employee for another); or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 13 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds. Affiliated funds are (a) funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate; and (b) funds managed by a company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds may include:
- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fees has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant. Revenues received by the company from unaffiliated funds and/or their affiliates may include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests and mailing fund prospectuses, periodic reports and proxy materials. These additional payments may be used by us to finance distribution of the policy.

These revenues are received as cash payments, and if the three unaffiliated fund families currently offered through the policy were individually ranked according to the total amount they paid to the company or its affiliates in 2008, that ranking would be as follows:

- American Funds Insurance Series;
- Fidelity® Variable Insurance Product Portfolios; and
- Neuberger Berman AMT Portfolios®.

The amounts received from the American Funds may be offset by amounts we pay to the American Funds for marketing assistance, education and training related to the American Funds.

If the revenues received from affiliated funds were included in this list, payments from Directed Services LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may make fixed dollar payments to help expense offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available through the policy are identified in the list of funds available through the Separate Account on page 18.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. ***See Distribution of the Policy,*** **page 83.**

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. The amount of your base insurance coverage in effect on the Policy Date is your initial coverage Segment. Generally, we require a minimum of $100,000.00 of total insurance coverage to issue your policy ($50,000.00 if the policy is issued using guaranteed issue underwriting). We may lower this minimum for certain group, sponsored or corporate purchasers.

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. **See Important Information About the Adjustable Term Insurance Rider, page 24.**

> In the policy the amount of base insurance coverage is referred to as the "Stated Death Benefit" and the amount of total insurance coverage is referred to as the "Target Death Benefit."

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first Monthly Processing Date for an increase). The change will be effective on the next Monthly Processing Date after we approve your written request, however changes scheduled for the future will be effective on the applicable policy anniversary.

There may be underwriting or other requirements that must be met before we will approve a change. If we approve your requested change we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we may do this for you.

Changes in the amount of your insurance coverage must be for at least $1,000.00.

You may request an increase in the amount of your insurance coverage, subject to the following:
- Increases after age 90 (age 75 for guaranteed issue policies) are generally not allowed; and
- Increases are subject to underwriting approval and such approval may be conditioned on certain issue limitations and availability of reinsurance coverage.

See also, Adjustable Term Insurance Rider, page 44.

A requested increase in base insurance coverage will cause a new coverage Segment to be created. A Segment is a block of insurance coverage. Once we create a new Segment, it is permanent unless law requires differently.

Each new Segment will have:
- A new premium expense charge;
- New cost of insurance charges, guaranteed and current;
- New administrative charges;
- A new incontestability period;
- A new suicide exclusion period; and
- A new target premium.

If a death benefit option change causes the amount of base insurance coverage to increase or decrease, no new Segment is created. Instead, the size of each existing Segment is changed.

In determining the net amount at risk for each coverage Segment we allocate the net amount at risk among the base coverage Segments in the same proportion that each Segment bears to the total amount of base insurance coverage.

Refusal of a scheduled increase or your request to change the amount of your insurance coverage will terminate all future scheduled increases. Certain requests to increase the amount of your insurance coverage may also cancel all future scheduled increases.

You may decrease the amount of your insurance coverage, however, decreases below the minimum we require to issue you a policy are not allowed.

Decreases in insurance coverage may result in:
- Reduced target premium amounts; and
- Reduced cost of insurance charges.

Decreases in the amount of insurance coverage will first reduce the amount of your total insurance coverage. We decrease your base insurance coverage amount only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one Segment, we divide decreases in base coverage among your coverage Segments pro rata unless the law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 71.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's 121st birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:
- The amount of your total insurance coverage becomes your base insurance coverage amount;
- Death Benefit Options 2 and 3 are converted to Death Benefit Option 1, if applicable;
- All riders are terminated;
- Your Net Account Value is transferred into the Guaranteed Interest Division and subsequent transfers into the Subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:
- We accept no further premium payments, except amounts required to keep the policy from lapsing; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount including accrued but unpaid loan interest may become greater than your Account Value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the Net Surrender Value. **See Surrender, page 66.**

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the Net Account Value. Contact your agent/registered representative or our Customer Service Center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a qualified tax adviser as to those consequences. See Continuation of a Policy, page 74.

Death Benefit Qualification Tests

The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your Account Value plus the surrender value enhancement, if any, multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to Account Value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the Guaranteed Interest Division in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's Account Value plus the surrender value enhancement, if any, not to exceed at any time the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to Account Value plus the surrender value enhancement, if any, at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and gender at any point in time, multiplied by the Account Value plus the surrender value enhancement, if any. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not want to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in Account Value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the Account Value. We may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test has been chosen.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first Monthly Processing Date and before age 121.

Death Benefit Option 1. Under Death Benefit Option 1, the Base Death Benefit is the greater of:
- The amount of base insurance coverage; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will remain level unless your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of base insurance coverage. In this case, your death benefit will vary as the Account Value varies.

With Death Benefit Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Death Benefit Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Death Benefit Option 2. Under Death Benefit Option 2, the Base Death Benefit is the greater of:
- The amount of base insurance coverage plus your Account Value; or
- Your Account Value plus the surrender value enhancement, if any multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as the Account Value varies, and investment performance will be reflected in your insurance coverage.

Death Benefit Option 2 is not available after age 121. If Death Benefit Option 2 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Death Benefit Option 3. Under Death Benefit Option 3, the Base Death Benefit is the greater of:
- The amount of base insurance coverage plus premiums received minus partial withdrawals taken and partial withdrawal fees; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as you pay premiums and take partial withdrawals or if your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of base insurance coverage plus premiums received minus partial withdrawals taken.

Death Benefit Option 3 is not available after age 121. If Death Benefit Option 3 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your base insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Account Value and lower cost of insurance charges, you should choose Death Benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Death Benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, Death Benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first Monthly Processing Date and before age 121 you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase your base and total insurance coverage amounts but it will not change the amount of your Base Death Benefit or Total Death Benefit. We may not approve a death benefit option change if it reduces the total amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your base insurance coverage will change as follows:

Change From:	Change To:	Base Insurance Coverage Following the Change:
Death Benefit Option 1	Death Benefit Option 2	• Your base insurance coverage before the change minus your Account Value as of the effective date of the change.
Death Benefit Option 2	Death Benefit Option 1	• Your base insurance coverage before the change plus your Account Value as of the effective date of the change.
Death Benefit Option 3	Death Benefit Option 1	• Your base insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals and partial withdrawal fees you have taken as of the effective date of the change.

Your death benefit option change is effective on your next Monthly Processing Date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage Segment is created. Instead, the size of each existing Segment is changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 44.**

We do not adjust the target premium when you change your death benefit option.

If your death benefit option is changed to Death Benefit Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your Account Value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the Death Benefit Proceeds to the beneficiaries. The beneficiaries are the people you name to receive the Death Benefit Proceeds from your policy. The Death Benefit Proceeds are equal to:

- Your Total Death Benefit; plus
- The amount of any rider benefits other than the Adjustable Term Insurance Rider; minus
- Any outstanding loan amount including accrued but unpaid loan interest; minus
- Any outstanding accelerated benefit lien including accrued lien interest; minus
- Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

We will pay the Death Proceeds within seven days of when we receive due proof of the death claim. Due proof of the death claim means we have received:

- Due proof of the Insured's death;
- Sufficient information to determine the amount of the Death Proceeds and the identity of the legally entitled beneficiary or beneficiaries; and
- Sufficient evidence that any legal impediments to payment that depend on parties other than us are resolved. Such legal impediments include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administrators and our receipt of information required to satisfy state and federal reporting requirements.

We will pay interest on the Death Proceeds from the date of the Insured's death to the date of payment. Unless otherwise required by state law, we will compute interest using our most current interest rate for amounts left on deposit under Settlement Option 3 (the hold at interest settlement option). If we pay the Death Proceeds more than 30 calendar days after the date we receive due proof of the death claim, we will pay interest beginning on the 31st calendar day at an annual interest rate of 10% plus our most current interest rate for amounts left on deposit under Settlement Option 3.

Guaranteed Death Benefit Riders

The following optional Guaranteed Death Benefit Riders may be available and provide that the policy will not lapse even if the Net Account Value is not enough to pay the periodic fees and charges each month:

- 20-Year/Age 65 Guaranteed Death Benefit Rider; and
- Lifetime Guaranteed Death Benefit Rider.

If available, these optional rider benefits may be selected only when you apply for the policy. There may be a separate monthly charge for these rider guarantees. **See 20-Year/Age 65 Guaranteed Death Benefit Rider, page 42; and Lifetime Guaranteed Death Benefit Rider, page 50.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following optional riders may have an additional cost, but each rider may be cancelled any time. *Adding or canceling riders may have tax consequences.* **See Modified Endowment Contracts, page 71.**

20-Year/Age 65 Guaranteed Death Benefit Rider. The 20-Year/Age 65 Guaranteed Death Benefit Rider provides a guarantee that your policy and any Adjustable Term Insurance Rider coverage will not lapse for the greater of 20 years or to age 65 provided:
- Your cumulative premium payments minus any partial withdrawals and any outstanding loan amount including accrued but unpaid loan interest are at least equal to the sum of the guarantee period monthly premium to the next Monthly Processing Date; and
- Your Net Account Value meets one of the following diversification requirements:
  - ▷ Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
  - ▷ At least 65.00% of your Net Account Value is allocated to one or more of the ING LifeStyle portfolios.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. **See Optional Rider Fees and Charges table, beginning on page 10.** The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your total insurance coverage minus your Account Value.

You should consider the following when deciding whether to add the 20-Year/Age 65 Guaranteed Death Benefit Rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy, and the guarantee period begins on the Policy Date;
- The guarantee period annual premium required to keep this rider in effect will be set forth in your policy and will be based on monthly rates that vary according to the insured person's gender, risk class, age, underwriting type and death benefit option selected;
- If your policy benefits change, the guarantee period annual premium for this rider will also change;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 58**);
- This rider covers only your base policy and Adjustable Term Insurance Rider, if any. If your policy and any Adjustable Term Insurance Rider are kept in force because of the guarantee under this rider, coverage under all other riders may terminate;
- This rider may not be available for certain risk classes;
- This rider cannot be added to a policy with Death Benefit Option 3 or the Lifetime Guaranteed Death Benefit Rider;
- You may terminate this rider at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your outstanding loan amount including accrued interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (**see Lapse, page 67**).

We will notify you if on any Monthly Processing Date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. This notice will show the amount of premium required to maintain this rider benefit and, if applicable, explain the diversification requirement. If we do not receive the required premium payment or you do not adequately diversify your policy within 61 days from the date of our notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Additional Insured Rider. This rider provides death benefits upon the death of an insured person's spouse or child (or the partner or child if required by the civil union/domestic partnership laws of the state in which your policy is delivered). The additional insured person under this rider can be no older than age 85. You may add up to five Additional Insured Riders to your policy. We require proof of insurability for each additional insured person. Minimum coverage for each additional insured person is $10,000.00 for ages 0 to 14 and $50,000.00 for ages 15 and older. Maximum coverage for all additional insured persons is five times the amount of your base insurance coverage. There is no defined premium for a given amount of Additional Insured Rider coverage. Instead, we deduct a separate monthly cost of insurance charge from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage(s) multiplied by the Additional Insured Rider death benefit(s) in effect as of the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age(s), gender(s) and risk class(es) of the additional insured person(s), as well as the length of time since the rider was added to your policy. Rates for this rider will not exceed the levels in the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Distinct Mortality Table. **See the Optional Rider Fees and Charges table beginning on page 10 for the minimum rates, maximum rates and the rates for a representative additional insured person.**

Adjustable Term Insurance Rider. You may increase the amount of your total insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of total insurance coverage.

Generally, the minimum amount of total insurance coverage under a policy is $100,000.00 for fully underwritten policies and $50,000.00 for guaranteed issue policies. Also, on the rider effective date and on the effective date of any unscheduled increase in the amount of your total insurance coverage no more than 75.00% of your total insurance coverage may be provided under the Adjustable Term Insurance Rider.

> In the policy "base insurance coverage" or "base coverage" is referred to as the "Stated Death Benefit" and the "total insurance coverage" or "total coverage" is referred to as the "Target Death Benefit."

On the date coverage under the Adjustable Term Insurance Rider begins (the "rider effective date"), the insured person generally can be no more than age 85 (70 for guaranteed issue policies). You specify your amount of total insurance coverage when you apply for this rider. The amount of total insurance coverage can be level for the life of your policy or can be scheduled to change at the beginning of selected policy years. If you schedule increases in your total insurance coverage, each increase must occur within five years of the rider effective date or the most recent previous increase. Scheduled increases generally must occur before age 85 (70 for guaranteed issue policies).

The Adjustable Term Insurance Rider benefit is the difference between the amount of your Total Death Benefit and your Base Death Benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your Base Death Benefit changes. Your Death Benefit Proceeds depend on which death benefit option is in effect.

Under Death Benefit Option 1, the Total Death Benefit is the greater of:
- The amount of your total insurance coverage; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 2, the Total Death Benefit is the greater of:
- The amount of your total insurance coverage plus your Account Value; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 3, the Total Death Benefit is the greater of:
- The amount of your total insurance coverage plus the sum of the premium payments we have received minus partial withdrawals you have taken and partial withdrawal fees; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under Death Benefit Option 1, assume your Base Death Benefit changes as a result of a change in your Account Value. The Adjustable Term Insurance Rider adjusts to provide Death Benefit Proceeds equal to your Total Death Benefit in each year:

Base Death Benefit	Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500.00	$250,000.00	$48,500.00
$202,500.00	$250,000.00	$47,500.00
$202,250.00	$250,000.00	$47,750.00

It is possible that the amount of your adjustable term insurance benefit may be zero if your Base Death Benefit increases enough. Using the same example, if the Base Death Benefit under your policy grew to $250,000.00 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if the Base Death Benefit later drops below the amount of your total insurance coverage, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your total insurance coverage.

Subject to the requirements outlined in the **Changes in the Amount of Your Insurance Coverage** section on page 35, once each policy year you may change the amount of your Adjustable Term Insurance Rider coverage (and thereby your total insurance coverage) provided:

- The minimal incremental increase in rider coverage generally must be at least 2.00% of your initial total insurance coverage;
- The maximum incremental increase in rider coverage may not exceed the lesser of 25.00% of the amount of your initial total insurance coverage or 200.00% of the most recent increase in rider coverage; and
- All increases in rider coverage, in total, may not exceed the lesser of four times the amount of your initial total insurance coverage or $20,000,000.00.

There may be underwriting or other requirements that must be met before we will approve a change in your Adjustable Term Insurance Rider coverage.

In certain circumstances we may choose to waive one or more of the issue requirements for and/or limitations on changes in Adjustable Term Insurance Rider coverage, including those in which the policy is issued in relation to certain deferred compensation arrangements and other company approved advanced sales concepts. We will not unfairly discriminate in any such waiver.

Unless you request and we approve a new schedule of changes in the amount of your total insurance coverage, any request to change the amount of your total insurance coverage will automatically terminate all changes that were previously scheduled and after the change the amount of your total insurance coverage will remain level and be equal to the amount in effect immediately following the change.

Partial withdrawals, changes from Death Benefit Option 1 to Death Benefit Option 2, and decreases in the amount of your base insurance coverage may reduce the amount of your total insurance coverage. **See Partial Withdrawals, page 65; and Changes in the Amount of Your Insurance Coverage, page 35.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct separate monthly cost of insurance and administrative charges from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender, underwriting type and risk class of the insured person, as well as the length of time since your rider effective date. As a general rule, the current cost of insurance rates for a rider based on guaranteed issue underwriting are higher than those for a rider which is fully underwritten. This means that a healthy individual could pay higher cost of insurance rates for this rider than they would pay for a substantially similar rider if they use guaranteed issue underwriting methods. **See *Underwriting*, page 22.**

Each month we deduct an administrative charge for this rider equal to our current monthly administrative charge rates multiplied by the difference between the amount of your total insurance coverage and your base insurance coverage divided by 1,000. The rates vary based on the insured person's gender and risk class and generally decrease five years after the rider effective date. The rates that apply to you will be set forth in your policy. **See the Optional Rider Fees and Charges table beginning on page 10 for the minimum and maximum administrative charge rates and the rates for a representative insured person.**

The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just base insurance coverage.

If you increase the total insurance coverage after the rider effective date, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk class even though satisfactory new evidence of insurability is required for the increase. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the base insurance coverage, the current rates for this rider are generally lower than current cost of insurance rates for the base insurance coverage. **See Cost of Insurance, page 29.**

Not all policy features may apply to the Adjustable Term Insurance Rider. The rider does not contribute to the Account Value or to the Surrender Value. It does not affect investment performance and cannot be used for a loan. The Adjustable Term Insurance Rider provides benefits only at the insured person's death.

This rider will terminate on the earliest of the following dates:
- The expiration date of the policy grace period;
- The date the policy is terminated or surrendered;
- The next Monthly Processing Date after we receive your written notice to cancel the rider; or
- The policy anniversary nearest the insured's 121st birthday.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Adjustable Term Insurance Rider and in what proportion to the total amount of coverage under your policy:

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the Account Value. Accordingly, please be aware that:
  - ▷ The current cost of insurance rates for coverage under the Adjustable Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy;
  - ▷ The guaranteed maximum cost of insurance rates for coverage under the Adjustable Term Insurance Rider are generally more than the guaranteed maximum cost of insurance rates for coverage under the base policy; and
  - ▷ Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider.
- **Features and Benefits.** Certain features and benefits are limited or unavailable if you have Adjustable Term Insurance Rider coverage.
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. See *Distribution of the Policy*, **page 83.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Guaranteed Minimum Accumulation Benefit Rider. The Guaranteed Minimum Accumulation Benefit Rider provides a guarantee that at the end of the guarantee period your Account Value will not be less than the minimum accumulation value, provided:

- Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
- At least 65.00% of your Net Account Value is allocated to one or more of the ING LifeStyle portfolios.

The guarantee period is 20 years from the Policy Date. The minimum accumulation value is equal to the sum of all premium payments we have received minus all partial withdrawals you have taken and all fees and charges we have deducted from your Account Value (or that may have been waived under the provisions of your policy or another rider), accrued at an annual interest rate that may vary by policy year. That rate is currently 3.00% for all policy years.

At the end of the guarantee period we will compare your Account Value with the minimum accumulation value. If the Account Value is greater, then there will be no adjustment to your Account Value and this rider will terminate without value. If the minimum accumulation value is greater, then we will increase your Account Value by allocating an amount equal to the difference between the Account Value and the minimum accumulation value among the various investment options in which your Account Value is allocated, on a pro rata basis taking into account any outstanding Loan Division Value.

Each month during the guarantee period we deduct a charge for this rider. **See Optional Rider Fees and Charges table, beginning on page 10.** The amount of this charge will be determined by multiplying minimum accumulation value by the amount shown in your policy. The current and maximum guaranteed amount of this charge is 0.09583% on a monthly basis (1.15% on an annual basis).

You should consider the following when deciding whether to add the Guaranteed Minimum Accumulation Benefit Rider to your policy:
- You may add this rider only when you apply for the base policy;
- There is currently only one guarantee period available: 20 years;
- The guarantee period is measured from the Policy Date;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 58**);
- This rider may not be available for certain risk classes;
- You may terminate this rider at any time during the guarantee period upon written notice to us; and
- If this rider terminates, it cannot be reinstated.

We will notify you if on any Monthly Processing Date your policy is not sufficiently diversified. This notice will explain the diversification requirement. If you do not sufficiently diversify your policy within 61 days from the Monthly Processing Date on which your policy was not sufficiently diversified, this rider will terminate.

Lifetime Guaranteed Death Benefit Rider. The Lifetime Guaranteed Death Benefit Rider provides a guarantee that your policy and any Adjustable Term Insurance Rider will not lapse during your lifetime provided:

- Your cumulative premium payments minus any partial withdrawals and any outstanding loan amount including accrued but unpaid loan interest are at least equal to the sum of the guarantee period monthly premium to the next Monthly Processing Date; and
- Your Net Account Value meets one of the following diversification requirements:
    - ▷ Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
    - ▷ At least 65.00% of your Net Account Value is allocated to one or more of the ING LifeStyle portfolios.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. **See Optional Rider Fees and Charges table, beginning on page 10.** The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your total insurance coverage minus your Account Value.

You should consider the following when deciding whether to add the Lifetime Guaranteed Death Benefit Rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy and the guarantee period begins on the Policy Date;
- The guarantee period annual premium required to keep this rider in effect will be set forth in your policy and will be based on monthly rates that vary according to the insured person's gender, risk class, age, underwriting type and death benefit option selected;
- If your policy benefits change, the guarantee period annual premium for this rider will also change;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 58**);
- This rider covers only your base policy and Adjustable Term Insurance Rider, if any. If your policy and any Adjustable Term Insurance Rider are kept in force because of this rider, coverage under all other riders may terminate;
- This rider cannot be added to a policy with Death Benefit Option 3 or the 20-year Guaranteed Death Benefit Rider;
- You may terminate this rider at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your outstanding loan amount including accrued interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (**see Lapse, page 67**).

We will notify you if on any Monthly Processing Date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. This notice will show the amount of premium required to maintain this rider guarantee and, if applicable, explain the diversification requirement. If we do not receive the required premium payment or you do not adequately diversify your policy by the second Monthly Processing Date following the notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Waiver of Cost of Insurance Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that we waive the periodic fees and charges and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. **See the Optional Rider Fees and Charges table beginning on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.** The cost of this rider is included as part of the monthly cost of insurance charge.

If you add this rider to your policy, you may not add the Waiver of Specified Premium Rider. This rider is not available if your policy is issued based on guaranteed issue underwriting.

Waiver of Specified Premium Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period, we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25.00 per month. **See the Optional Rider Fees and Charges table beginning on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically.

Accelerated Benefit Rider. Under certain circumstances, the Accelerated Benefit Rider allows you to accelerate payment of a portion of the eligible death benefit that we otherwise would pay upon the insured person's death.

Generally, we will provide an accelerated benefit under this rider if the insured person has one or more of the following:
- A non-correctable illness or physical condition that, with a reasonable degree of medical certainty, will result in the death of the insured person in less than 12 months from the date of receipt of certification by a physician;
- A medical condition that has required or requires extraordinary medical intervention without which the insured person would die. Such conditions may include, but are not limited to:
  - ▷ A major organ transplant; and
  - ▷ Continuous artificial life support.

- A medical condition that usually requires continuous confinement in an eligible institution and in which the insured person is expected to remain for the rest of his or her life; or
- A medical condition that would, in the absence of extensive or extraordinary medical treatment, result in a drastically limited life span. Such conditions may include, but are not limited to:
  ▷ Coronary artery disease resulting in an acute infarction or requiring surgery;
  ▷ Permanent neurological deficit resulting from cerebral vascular accident; or
  ▷ End stage renal failure.

Before we will pay an accelerated benefit under this rider we will require certification by a licensed physician that the insured person meets one or more of these conditions.

The maximum accelerated benefit available under this rider is the lesser of 50.00% of the eligible death benefit that would be payable at the death of the insured person or $1,000,000.00. The minimum available accelerated benefit is $10,000.00.

Consider the following when deciding whether to accelerate the death benefit under this rider:
- Only one accelerated benefit may be paid per policy to which this rider is attached;
- We assess an administrative charge of up to $300.00 when we pay the accelerated benefit **(see Transaction Fees and Charges table, page 8)**;
- The accelerated benefit will first be used to repay any outstanding policy loans and accrued but unpaid loan interest due. The remainder of the accelerated benefit (less the administrative charge) will be paid to you;
- Accelerating the death benefit will not affect the amount of premium payable on the policy nor the cost of insurance or other charges due under the policy;
- The accelerated benefit requested plus any amounts we pay to keep the policy in force plus interest as described below will be a lien against the policy and any additional term insurance rider benefits that are part of the eligible death benefit. When there is a lien against your policy:
  ▷ The amount payable at the death of the insured under your policy and any additional term insurance rider benefits that are part of the eligible death benefit will be reduced by the amount of the lien;
  ▷ Your access to the value of your policy, if any, through surrender, partial withdrawal, or loan will be limited to the excess of the value of your policy over the amount of the lien;
  ▷ You may not make any changes to your policy that would reduce the proceeds payable at death without written permission from us. We reserve the right to require you to repay all or part of the lien before you make any changes to your policy;
  ▷ Any premiums or other payments required under the terms of the policy will continue to be due and payable and will be based upon the pre-accelerated benefit amount;

- ▷ Any payments required to keep the policy in force (not including scheduled premiums, minimum monthly premiums, or any other amount the payment of which will insure that the policy will not lapse notwithstanding the fact that the policy's Net Account Value is zero or less) that are not paid by you will be paid by us, and the amount of any such payments will be added to the amount of the lien; and
    - ▷ Interest on the amount of the lien accrues daily and is added to the amount of the lien. The maximum interest rate used will not be more than the greater of the current yield on 90 day treasury bills or the current maximum statutory adjustable policy loan interest rate.
- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information. **See Accelerated Benefit Rider, page 74.**

Certain conditions, limitations, and restrictions on your receipt of an accelerated benefit payment under this rider are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your Net Account Value is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits,* page 71.**

You may exercise this rider by written request if all of the following conditions are met:
- You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Tests, page 37)**;
- At least 15 years have elapsed since your Policy Date;
- You are at least age 75;
- Your outstanding loan amount including accrued but unpaid loan interest is equal to or greater than the amount of your base insurance coverage (or total insurance coverage, if greater);
- Your outstanding loan amount excluding any unearned loan interest does not exceed your Account Value less the transaction charge for this rider **(see Loan Division Value, page 57; see also Loan Interest, page 57)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 71);** and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Guideline Premium Test, page 37)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the Monthly Processing Date on or next following the date we receive your request to exercise this rider:
  - ▷ We will assess a one time transaction charge. This charge equals 3.50% of your Account Value **(see Transaction Fees and Charges table, page 8)**;
  - ▷ If another death benefit option is in effect, the death benefit option will automatically be changed to Death Benefit Option 1 **(see Death Benefit Options, page 38)**;
  - ▷ The amount of insurance coverage after exercise of this rider will equal your Account Value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A;
  - ▷ Amounts allocated to the Subaccounts of the Separate Account will be transferred to the Guaranteed Interest Division; and
  - ▷ All other benefit riders will be terminated.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - ▷ You may not make any further premium payments;
  - ▷ Any unpaid loan interest will be added to your Loan Division Value;
  - ▷ You may not make any future transfers from the Guaranteed Interest Division to the Subaccounts of the Separate Account;
  - ▷ You may not add any additional benefits by rider in the future; and
  - ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider may not be available in all states. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state.

Account Value

Your Account Value equals the sum of your Separate Account, Guaranteed Interest Division and Loan Division values. Your Account Value reflects:

- The Net Premium applied to your policy;
- Any rider benefits applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest credited on amounts allocated to the Guaranteed Interest Division;
- The investment performance of the funds underlying the Subaccounts of the Separate Account; and
- Interest credited on amounts held in the Loan Division.

Guaranteed Interest Division Value

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus any rider benefits allocated to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or partially withdraw. It may be reduced by fees and charges assessed against your Account Value. **See The Guaranteed Interest Division, page 21.**

Separate Account Value

Your Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Determining Values in the Subaccounts. The value of the amount invested in each Subaccount is measured by Accumulation Units and Accumulation Unit Values. The value of each Subaccount is the Accumulation Unit Value for that Subaccount multiplied by the number of Accumulation Units you own in that Subaccount. Each Subaccount has a different Accumulation Unit Value.

The Accumulation Unit Value is the value determined on each Valuation Date. The Accumulation Unit Value of each Subaccount varies with the investment performance of its underlying fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A Valuation Date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each Valuation Date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of Valuation Date as needed in accordance with applicable federal securities laws and regulations.

You purchase Accumulation Units when you allocate premium or make transfers to a Subaccount (including transfers from the Loan Division) and when rider benefits are allocated to a Subaccount.

We redeem Accumulation Units:
- When amounts are transferred from a Subaccount (including transfers to the Loan Division);
- For the monthly deduction of the periodic fees and charges from your Account Value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the Death Benefit Proceeds.

To calculate the number of Accumulation Units purchased or sold we divide the dollar amount of your transaction by the Accumulation Unit Value for the Subaccount calculated at the close of business on the Valuation Date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center in good order, so long as the date of receipt is a Valuation Date. We use the Accumulation Unit Value that is next calculated after we receive your premium or transaction request and we use the number of Accumulation Units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your Account Value on the Monthly Processing Date. If your Monthly Processing Date is not a Valuation Date, the monthly deduction is processed on the next Valuation Date.

The value of amounts allocated to the Subaccounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the Subaccounts of the Separate Account.**

How We Calculate Accumulation Unit Values. We determine the Accumulation Unit Value for each Subaccount on each Valuation Date.

We generally set the Accumulation Unit Value for a Subaccount at $10.00 when the Subaccount is first opened. After that, the Accumulation Unit Value on any Valuation Date is:
- The Accumulation Unit Value for the preceding Valuation Date; multiplied by
- The Subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each Subaccount every Valuation Date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that Valuation Date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous Valuation Date.

Loan Division Value

When you take a loan from your policy we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account. Your Loan Division Value on any Valuation Date is equal to:

- The Loan Division Value on the prior Valuation Date; plus
- Any loan interest credited to the Loan Division during the valuation period; plus
- The amount of any new loan taken during the valuation period; minus
- Any loan repayments, including the repayment of loan interest; plus
- The amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus
- The amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary. **See Loans, page 57.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $100.00 and the maximum amount you may borrow is limited to the 90.00% of your Net Account Value.

Your loan request must be directed to our Customer Service Center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each investment option in which your Net Account Value is allocated, including the Guaranteed Interest Division.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the Loan Division with interest at an annual rate of 3.00%. Interest that we credit to the Loan Division becomes part of your Loan Division Value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75% in policy years one through five and currently 3.00% in all years thereafter (guaranteed not to exceed 3.15%). Loans with this reduced interest rate are called preferred loans. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your outstanding loan amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the Loan Division to the Subaccounts and Guaranteed Interest Division in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:

- If you do not make loan repayments your policy could lapse if your outstanding loan amount including accrued but unpaid loan interest is greater than your Account Value;
- A loan may cause the termination of the Guaranteed Death Benefit Riders because we deduct your outstanding loan amount including accrued but unpaid loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the Guaranteed Death Benefit Riders in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the Subaccounts and the interest guarantees of the Guaranteed Interest Division;
- Accruing loan interest will change your Account Value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your Account Value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding loan amount including accrued but unpaid loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 71.**

Transfers

You currently may make an unlimited number of transfers of your Separate Account Value between the Subaccounts and to the Guaranteed Interest Division. Transfers are subject to any conditions, limits or charges (including redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;
- The minimum amount you may transfer is $100.00;
- If the amount remaining in the investment option after a transfer will be less than $100.00, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the Subaccounts or to the Guaranteed Interest Division will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent and Disruptive Transfers, page 61.**

One transfer from the Guaranteed Interest Division to the Subaccounts of the Separate Account may be made only within 30 days after each policy anniversary. The minimum amount that may be transferred is the lesser of $100.00 or 100.00% of the Guaranteed Interest Division Value. The maximum amount that may be transferred is the greatest of:

- 25.00% of your Guaranteed Interest Division Value at the time of the first such transfer in a policy year;
- The sum of the amounts transferred and partially withdrawn from the Guaranteed Interest Division during the prior policy year; or
- $100.00.

We reserve the right to liberalize these restrictions on transfers from the Guaranteed Interest Division, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the Valuation Date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000.00 invested in a Subaccount that invests in the ING Limited Maturity Bond Portfolio or the ING Liquid Assets Portfolio (the "source Subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of Subaccount value from the source Subaccount to one or more of the other Subaccounts. We do not permit transfers to the Guaranteed Interest Division or the Loan Division under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring Account Value is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source Subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:
- The date you specify;
- The date your balance in the source Subaccount reaches a dollar amount you set;
- The date your balance in the source Subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source Subaccount to the other Subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your Separate Account and Guaranteed Interest Division values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last Valuation Date of the calendar quarter in which we receive your request in good order.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source Subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the Loan Division.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the Valuation Date that we receive it in good order at our Customer Service Center. If you reduce the amount allocated to the Guaranteed Interest Division, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the Guaranteed Interest Division.

If you have a death benefit guarantee and you ask for an automatic rebalancing allocation that does not meet the death benefit guarantee diversification requirements, we will notify you and ask you for revised instructions. If you have a death benefit guarantee and you terminate automatic rebalancing, you still must meet the diversification requirements for the guarantee period to continue. **See Guaranteed Death Benefit Riders, page 41.**

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, partial withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or Account Value to the fund or all funds within the fund family.

Conversion to a Guaranteed Policy

During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the Subaccounts of the Separate Account to the Guaranteed Interest Division and allocate all future Net Premium to the Guaranteed Interest Division. After you exercise this right you may not allocate future premium payments or make transfers to the Subaccounts of the Separate Account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's Net Account Value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $100.00. The maximum partial withdrawal you may take is the amount which leaves $500.00 as your Net Account Value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your partial withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the partial withdrawal.

A policy is "in corridor" if:
- Under Death Benefit Option 1, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your base insurance coverage;
- Under Death Benefit Option 2, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your base insurance coverage plus your Account Value; or
- Under Death Benefit Option 3, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your base insurance coverage plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of $10.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 28.**

Unless you specify a different allocation, we will take partial withdrawals from the Guaranteed Interest Division and the Subaccounts of the Separate Account in the same proportion that your value in each has to your Net Account Value immediately before the partial withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the Guaranteed Interest Division may not exceed the amount of the total partial withdrawal multiplied by the ratio of your Guaranteed Interest Division Value to your Net Account Value immediately before the partial withdrawal.

Unless you request otherwise, proceeds from a partial withdrawal generally will be paid into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 79.**

Effects of a Partial Withdrawal. We will reduce your Account Value by the amount of the partial withdrawal plus the partial withdrawal fee.

A partial withdrawal may also cause the termination of the death benefit guarantee because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantee.

The amount of your base insurance coverage is not reduced by the amount of a partial withdrawal when the Base Death Benefit has been increased to qualify your policy as life insurance under the Internal Revenue Code and the amount withdrawn is not greater than that which reduces your Account Value to the level which no longer requires that the Base Death Benefit be increased for Internal Revenue Code purposes. Otherwise, depending upon the death benefit option in effect, a partial withdrawal may reduce the amount of your base insurance coverage.

Under Death Benefit Option 1, a partial withdrawal will reduce the amount of your base insurance coverage by the amount of the partial withdrawal.

Under Death Benefit Option 2, a partial withdrawal will not reduce the amount of your base insurance coverage.

Under Death Benefit Option 3, a partial withdrawal will reduce the amount of your base insurance coverage by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

If a partial withdrawal reduces the amount of base insurance coverage, the total amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of base insurance coverage after the partial withdrawal would be less than $50,000.00.

A reduction in the amount of base insurance coverage as a result of a partial withdrawal will be pro-rated among the existing coverage Segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 70.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its Surrender Value at any time after the free look period while the insured person is alive. Your Surrender Value is your Account Value plus any surrender value enhancement minus any outstanding loan amount including accrued but unpaid loan interest.

You may take your Surrender Value in other than one payment.

We compute your Surrender Value as of the Valuation Date we receive your written surrender request in good order and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Unless you request otherwise, we will deposit your Surrender Value into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 79.**

Surrender Value Enhancement. If you surrender your policy after the free look period, you may receive an enhancement to your Account Value. This enhancement is guaranteed only for the first two policy years, but we reserve the right to extend it beyond that time. We currently make the surrender value enhancement available for the first three policy years as provided below. This enhancement is not available if your surrender is made to another insurer that is not an affiliate as part of a Section 1035 exchange. Certain other conditions and restrictions may apply.

The surrender value enhancement is equal to your Account Value multiplied by the applicable percentage from the following table:

| | Enhancement Factor | |
Policy Year	Current	Guaranteed
1	8.00%	5.00%
2	5.00%	2.50%
3	3.00%	0.00%
4+	0.00%	0.00%

Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits*, page 71.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any Monthly Processing Date:
- A death benefit guarantee is in effect;
- Your Net Account Value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your Account Value exceeds your outstanding loan amount including accrued but unpaid loan interest.

Grace Period. If on a Monthly Processing Date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If you send payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, and then we deduct the overdue amounts from your Account Value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining Separate Account and Guaranteed Interest Division values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay Death Benefit Proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued but unpaid loan interest and periodic fees and charges owed.

During the early policy years your Net Account Value may not be enough to cover the periodic fees and charges due each month, and you may need to pay sufficient premium to keep the death benefit guarantee in force. **See Premium Payments, page 24.**

If your policy lapses, any distribution of Account Value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 71.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than a Guaranteed Death Benefit Rider or the Guaranteed Minimum Accumulation Benefit Rider) by written request any time within five years after it has lapsed and before the insured person reaches age 121. A policy that was surrendered may not be reinstated.

To reinstate the policy and available riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued but unpaid loan interest to the date of lapse. The surrender value enhancement for your reinstated policy will continue to be determined from the Policy Date as if your policy had not lapsed.

When a policy is reinstated, unless otherwise directed by you we will allocate the Net Premium received to the Subaccounts of the Separate Account and the Guaranteed Interest Division according to the premium allocation instructions in effect at the start of the grace period. Your Account Value on the reinstatement date will equal:
- The Account Value at the end of the grace period; plus
- The Net Premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a qualified tax adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 71.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the Separate Account will first be used to reduce any income taxes imposed on the Separate Account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Separate Account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 37**. If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 71.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our Separate Account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each Subaccount and its corresponding fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each Subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a Subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your Account Value. These differences could result in the IRS treating you as the owner of a pro rata share of the Separate Account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the Separate Account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a qualified tax adviser.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the Account Value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits, policy reinstatement or substitution of the insured person, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are (a) made on or after the date on which the taxpayer attains age 59½; (b) attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated. based on your premium allocation in effect.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy, other than a modified endowment contract, is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

Accelerated Benefit Rider

The benefit payments under the Accelerated Benefit Rider are intended to be fully excludable from the gross income of the recipient if the recipient is the insured under the policy, or is an individual who has no business or financial connection with the insured. **(See Accelerated Benefit Rider, page 51, for more information about this rider.)** However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of a Policy

The tax consequences of continuing the policy after an insured person reaches age 100 are unclear. For example, in certain situations it is possible that after an insured person reaches age 100 the IRS could treat you as being in constructive receipt of the Account Value if the Account Value becomes equal to the death benefit. If this happens, an amount equal to the excess of the Account Value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after an insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Use in Various Plans and Arrangements

Policy owners may use the policy in various arrangements, including:
- Certain qualified plans;
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance arrangements;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans or arrangements.

The tax consequences of these plans and arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director, or employee of a trade or business.) In addition, in certain instances, a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if a business is subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, if you reside in the U.S., we generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Life Insurance Purchases by Non-Resident Aliens

If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a qualified tax adviser before purchasing a policy.

Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a qualified tax adviser.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Account Value or the Net Account Value. You should consult a qualified tax adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the Policy Date. On the Policy Date, the insured person can generally be no more than age 85 (age 70 for guaranteed issue policies).

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay Death Benefit Proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the Death Benefit Proceeds. Other surviving beneficiaries receive Death Benefit Proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the Death Benefit Proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the Death Benefit Proceeds to you or to your estate, as owner. If a beneficiary is a minor, the Death Benefit Proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay Death Benefit Proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 73.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 73.**

Incontestability

After your policy has been in force during the lifetime of the insured person for two years from the date of issue, we will not contest it except for nonpayment of premium. Likewise, after your policy has been in force during the lifetime of the insured person for two years from the effective date of any new coverage segment or benefit or from the date of reinstatement, we will not contest it except for nonpayment of premium.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your Account Value on the last Monthly Processing Date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane), within two years of the date of issue, unless otherwise required by law, we limit Death Benefit Proceeds to:
* The total premium we receive to the time of death; minus
* Any outstanding loan amount including accrued but unpaid loan interest; minus
* Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage Segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new coverage Segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges which that deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 67. See also Premium Payments Affect Your Coverage, page 25.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death Benefit Proceeds;
- Surrender Value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the Subaccounts or to determine the value of a Subaccount's assets; and
- A governmental body with jurisdiction over the Separate Account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the Subaccounts as of the Valuation Date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the insured person's death. The Death Benefit Proceeds are not affected by subsequent changes in the value of the Subaccounts.

We may delay payment from our Guaranteed Interest Division for up to six months, unless law requires otherwise, of surrender proceeds, partial withdrawal amounts or loan amounts.

Unless you request otherwise, we generally pay Death Benefit Proceeds, Surrender Value and partial withdrawals into an interest bearing account that may be accessed by you or the beneficiary, as applicable, through a checkbook feature. This interest bearing account is backed by our general account, and the checkbook feature may be used to access the payment at any time without penalty. Interest credited under this account may be less than under other settlement options, and we seek to make a profit on this account.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our Customer Service Center. Telephone privileges allow you or your agent/registered representative to call our Customer Service Center to:

- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 61.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/agent representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:

- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the Subaccounts and funds. Past performance is not indicative of future performance of the Subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain Subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the Surrender Value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the Death Benefit Proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the Subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 3.00%, and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20.00 and the total proceeds must be at least $2,000.00.

The following settlement options are available:
- **Settlement Option 1** – The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Settlement Option 2** – The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Settlement Option 3** – The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Settlement Option 4** – The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and
- **Settlement Option 5 –** Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your Surrender Value or the Death Benefit Proceeds will be paid in one lump-sum payment.

Unless you request otherwise, Death Benefit Proceeds generally will be paid into an interest bearing account that is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the Death Benefit Proceeds at any time without penalty. Interest credited on this account may be less than interest paid under other settlement options, and we seek to make a profit on this account. **See Transaction Processing, page 79.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, Account and Surrender Values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your Account Value will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 29.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with ING America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. ING America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority. Its principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2008, 2007, and 2006, the aggregate amount of underwriting commissions we paid to ING America Equities, Inc. was $38,268,742.00, $34,635,694.00 and $30,168,287.00, respectively.

ING America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The following is a list of broker-dealers affiliated with the company which have selling agreements with ING America Equities, Inc. for our variable life products:

- Bancnorth Investment Group, Inc.
- Financial Network Investment Corporation
- Guaranty Brokerage Services, Inc.
- ING Financial Advisers, LLC
- ING Financial Partners, Inc.
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average Net Account Value. The percentages we pay may vary depending on the particular payment option selected. The option with the largest first year commission percentage up to the target premium amount pays up to 25.00% of premium received up to target premium and 1.00% of premium received in excess of target premium in the first policy year, up to 6.00% of premium received up to target premium and 3.00% of premium received in excess of target premium in policy years two through ten, 3.00% of total premium received in policy years 11 and later (renewal commission) and 0.00% of the average Net Account Value (trail commission). Commission percentages may differ if a lower first year option is selected.

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 14.40%.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Adjustable Term Insurance Rider coverage for you.

In addition to the sales compensation described above, ING America Equities, Inc. or the company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2008, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received:

- ING Financial Partners, Inc.
- NFP Securities, Inc.
- Papalia Securities, Inc.
- LPL Financial Corporation
- Ogilvie Security Advisors Corp.
- M Holdings Securities, Inc.
- UBS Financial Services Inc.
- Morgan Stanley & Company, Inc.
- Wells Fargo Investments, LLC
- Multi-Financial Securities Corporation
- Mutual Service Corporation
- Raymond James Financial Services, Inc.
- Capital Analysts Incorporated
- Financial Network Investment Corporation
- Royal Alliance Associates, Inc.
- First Heartland Capital, Inc.
- NEXT Financial Group, Inc.
- Associated Securities Corp.
- FSC Securities Corporation
- ProEquities, Inc.
- Securities America, Inc.
- QA3 Financial Corp.
- Woodbury Financial Securities, Inc.
- American General Securities Incorporated
- National Planning Corporation

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that involve the Separate Account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the policy.

Financial Statements

Financial statements of the Separate Account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 – 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the Account Value plus the surrender value enhancement, if any, does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 2001 Commissioner's Standard Ordinary Mortality Table and will vary according to the age and gender of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age and gender.

APPENDIX B

Funds Available Through the Separate Account

The following chart lists the funds that are currently available through the Subaccounts of the Separate Account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus for each fund.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Account Value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in common stocks.
American Funds – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time by investing primarily in U.S. common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC, BlackRock Asset Management U.K. Limited	The fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
Fidelity® VIP *Contrafund*® Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Equity-Income Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: AllianceBernstein, L.P.	Seeks long-term growth of capital.
ING Artio Foreign Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Artio Global Management LLC	Seeks long-term growth of capital.
ING BlackRock Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P.	A *non-diversified* portfolio that seeks to provide investors with high total return consisting of capital appreciation and current income.
ING Evergreen Health Sciences Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Focus 5 Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return through capital appreciation and dividend income.
ING Franklin Templeton Founding Strategy Portfolio (Class I)	Investment Adviser: Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio II (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.
ING Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING JPMorgan Value Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.
ING LifeStyle Aggressive Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital.
ING LifeStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income.
ING LifeStyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING LifeStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks total return.
ING Oppenheimer Main Street Portfolio ® (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING PIMCO Total Return Bond Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Van Kampen Capital Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term capital appreciation.
ING Van Kampen Growth and Income Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term growth of capital and income.
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Neuberger Berman Partners Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Neuberger Berman Management Inc.	Seeks capital growth.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Pioneer High Yield Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING Growth and Income Portfolio (Class I)	<u>Investment </u>Adviser: ING Investments, LLC <u>Subadviser</u>**:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Index Plus LargeCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING International Index Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell^{TM} Small Cap Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING U.S. Bond Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: Lehman Brothers Asset Management LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.
ING SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management LLC <u>Subadviser</u>: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the Separate Account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the Separate Account and the policy, as well as the financial statements of the Separate Account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

	Page
General Information and History	2
Performance Reporting and Advertising	2
Experts	4
Financial Statements	4
Financial Statements of Security Life Separate Account L1	1
Statutory Basis Financial Statements of Security Life of Denver Insurance Company	1

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, Account Value and Surrender Value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25.00 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 29.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

Additional information about us, the Separate Account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (http://www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-149870.

1940 Act File No. 811-08292
1933 Act file No. 333-149870

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information Dated May 1, 2009

ING VUL-ECV
A Flexible Premium Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING VUL-ECV prospectus dated May 1, 2009. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's website at http://www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

	Page
General Information and History	2
Performance Reporting and Advertising	2
Experts	4
Financial Statements	4
Financial Statements of Security Life Separate Account L1	1
Statutory Basis Financial Statements of Security Life of Denver Insurance Company	1

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "Separate Account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available Subaccounts of the Separate Account. Each Subaccount invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the Separate Account. As custodian, the company holds cash balances for the Separate Account pending investment in the funds or distribution. The funds in whose shares the assets of the Subaccounts of the Separate Account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the Subaccounts of the Separate Account and the funds available for investment through the Subaccounts of the Separate Account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the Subaccounts of the Separate Account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a Subaccount commenced operation. We will calculate such performance information based on the assumption that the Subaccounts were in existence for the same periods as those indicated for the funds, with the level of charges at the Separate Account level that were in effect at the inception of the Subaccounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the Subaccounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the Subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, Account Value and Surrender Value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and Separate Account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the funds as if the Subaccounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Separate Account reflect the operations of the Separate Account as of and for the year ended December 31, 2008, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. The statutory basis financial statements of the Company as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS

Security Life of Denver Insurance Company

Security Life Separate Account L1

Year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Assets and Liabilities 3
Statements of Operations 19
Statements of Changes in Net Assets 37
Notes to Financial Statements 59

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
 AIM V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series:
 American Funds Insurance Series® Growth Fund - Class 2
 American Funds Insurance Series® Growth-Income Fund - Class 2
 American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
 Fidelity® VIP Equity-Income Portfolio - Service Class
Fidelity® Variable Insurance Products II:
 Fidelity® VIP Contrafund® Portfolio - Service Class
Fidelity® Variable Insurance Products V:
 Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
ING Investors Trust:
 ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class
 ING BlackRock Large Cap Growth Portfolio - Institutional Class
 ING BlackRock Large Cap Value Portfolio - Institutional Class
 ING Evergreen Health Sciences Portfolio - Institutional Class
 ING Evergreen Omega Portfolio - Institutional Class
 ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class
 ING Focus 5 Portfolio - Class I
 ING Franklin Templeton Founding Strategy Portfolio - Institutional Class
 ING Global Real Estate Portfolio - Service Class
 ING Global Resources Portfolio - Institutional Class
 ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
 ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
 ING JPMorgan Value Opportunities Portfolio - Institutional Class
 ING Julius Baer Foreign Portfolio - Institutional Class
 ING Legg Mason Value Portfolio - Institutional Class
 ING LifeStyle Aggressive Growth Portfolio - Institutional Class
 ING LifeStyle Growth Portfolio - Institutional Class
 ING LifeStyle Moderate Growth Portfolio - Institutional Class
 ING LifeStyle Moderate Portfolio - Institutional Class
 ING Limited Maturity Bond Portfolio - Service Class
 ING Liquid Assets Portfolio - Institutional Class
 ING Liquid Assets Portfolio - Service Class
 ING Lord Abbett Affiliated Portfolio - Institutional Class
 ING Marsico Growth Portfolio - Institutional Class

ING Investors Trust (continued):
 ING Marsico International Opportunities Portfolio - Institutional Class
 ING MFS Total Return Portfolio - Institutional Class
 ING MFS Utilities Portfolio - Service Class
 ING Mid Cap Growth Portfolio - Institutional Class
 ING Oppenheimer Main Street Portfolio® - Institutional Class
 ING PIMCO Core Bond Portfolio - Institutional Class
 ING Pioneer Fund Portfolio - Institutional Class
 ING Pioneer Mid Cap Value Portfolio - Institutional Class
 ING Stock Index Portfolio - Institutional Class
 ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
 ING T. Rowe Price Equity Income Portfolio - Institutional Class
 ING UBS U.S. Allocation Portfolio - Service Class
 ING Van Kampen Capital Growth Portfolio - Institutional Class
 ING Van Kampen Growth and Income Portfolio - Service Class
 ING Van Kampen Large Cap Growth Portfolio - Institutional Class
 ING VP Index Plus International Equity Portfolio - Service Class
 ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
 ING American Century Large Company Value Portfolio - Initial Class
 ING American Century Small-Mid Cap Value Portfolio - Initial Class
 ING Baron Small Cap Growth Portfolio - Initial Class
 ING Columbia Small Cap Value II Portfolio - Initial Class
 ING JPMorgan Mid Cap Value Portfolio - Initial Class
 ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
 ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
 ING Neuberger Berman Partners Portfolio - Initial Class
 ING Neuberger Berman Regency Portfolio - Initial Class
 ING Oppenheimer Global Portfolio - Initial Class
 ING Oppenheimer Strategic Income Portfolio - Service Class
 ING PIMCO Total Return Portfolio - Initial Class
 ING Pioneer High Yield Portfolio - Initial Class
 ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
 ING UBS U.S. Large Cap Equity Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
    Class I
  ING Opportunistic Large Cap Value Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I

ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
M Fund, Inc.:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Socially Responsive Portfolio® -
    Class I
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Hard Assets Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 8,477	$ 37,026	$ 21,599	$ 35,150	$ 2,674
Total assets	8,477	37,026	21,599	35,150	2,674
Net assets	$ 8,477	$ 37,026	$ 21,599	$ 35,150	$ 2,674
Total number of mutual fund shares	429,236	1,112,903	895,843	2,883,474	203,467
Cost of mutual fund shares	$ 10,722	$ 65,661	$ 34,379	$ 59,729	$ 4,838

The accompanying notes are an integral part of these financial statements.

3

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 12,783	$ 397	$ 1,162	$ 1,126	$ 8,068
Total assets	12,783	397	1,162	1,126	8,068
Net assets	$ 12,783	$ 397	$ 1,162	$ 1,126	$ 8,068
Total number of mutual fund shares	833,851	33,567	155,988	168,567	938,173
Cost of mutual fund shares	$ 22,959	$ 412	$ 2,098	$ 1,843	$ 11,128

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING Focus 5 Portfolio - Class I	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,589	$ 23,428	$ 12,341	$ 32	$ 95
Total assets	2,589	23,428	12,341	32	95
Net assets	$ 2,589	$ 23,428	$ 12,341	$ 32	$ 95
Total number of mutual fund shares	301,449	2,860,562	1,440,006	5,526	15,159
Cost of mutual fund shares	$ 3,272	$ 30,621	$ 19,530	$ 44	$ 119

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 8,916	$ 12,233	$ 19,906	$ 19,612	$ 8,162
Total assets	8,916	12,233	19,906	19,612	8,162
Net assets	$ 8,916	$ 12,233	$ 19,906	$ 19,612	$ 8,162
Total number of mutual fund shares	1,257,595	930,267	1,653,290	2,315,458	1,374,124
Cost of mutual fund shares	$ 12,841	$ 19,874	$ 31,284	$ 30,393	$ 10,736

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 13,704	$ 3,758	$ 5,909	$ 15,043	$ 10,799
Total assets	13,704	3,758	5,909	15,043	10,799
Net assets	$ 13,704	$ 3,758	$ 5,909	$ 15,043	$ 10,799
Total number of mutual fund shares	1,456,312	1,101,975	820,722	1,885,086	1,299,540
Cost of mutual fund shares	$ 23,914	$ 8,557	$ 10,520	$ 24,110	$ 14,986

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 5,370	$ 24,216	$ 94,111	$ 41,196	$ 177
Total assets	5,370	24,216	94,111	41,196	177
Net assets	$ 5,370	$ 24,216	$ 94,111	$ 41,196	$ 177
Total number of mutual fund shares	607,510	2,348,779	94,110,780	41,196,266	27,098
Cost of mutual fund shares	$ 7,085	$ 25,355	$ 94,111	$ 41,196	$ 317

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 5,388	$ 6,968	$ 5,149	$ 8,190	$ 628
Total assets	5,388	6,968	5,149	8,190	628
Net assets	$ 5,388	$ 6,968	$ 5,149	$ 8,190	$ 628
Total number of mutual fund shares	474,267	904,913	433,771	861,167	51,920
Cost of mutual fund shares	$ 8,467	$ 13,101	$ 7,345	$ 11,820	$ 1,017

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING PIMCO Core Bond Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 5,772	$ 1,065	$ 7,432	$ 123,899	$ 39,993
Total assets	5,772	1,065	7,432	123,899	39,993
Net assets	$ 5,772	$ 1,065	$ 7,432	$ 123,899	$ 39,993
Total number of mutual fund shares	503,196	134,504	979,193	16,090,784	2,596,971
Cost of mutual fund shares	$ 5,668	$ 949	$ 11,799	$ 172,132	$ 60,887

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 14,929	$ 31,174	$ 4,988	$ 22,369	$ 9,346
Total assets	14,929	31,174	4,988	22,369	9,346
Net assets	$ 14,929	$ 31,174	$ 4,988	$ 22,369	$ 9,346
Total number of mutual fund shares	1,766,730	4,491,976	315,924	4,343,443	1,492,909
Cost of mutual fund shares	$ 23,883	$ 58,665	$ 7,700	$ 45,415	$ 15,533

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 12	$ 291	$ 7,254	$ 5,141	$ 12,070
Total assets	12	291	7,254	5,141	12,070
Net assets	$ 12	$ 291	$ 7,254	$ 5,141	$ 12,070
Total number of mutual fund shares	2,691	39,492	643,699	749,400	1,293,689
Cost of mutual fund shares	$ 22	$ 482	$ 11,600	$ 7,235	$ 18,585

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 91	$ 876	$ 7,911	$ 12,087	$ 19,285
Total assets	91	876	7,911	12,087	19,285
Net assets	$ 91	$ 876	$ 7,911	$ 12,087	$ 19,285
Total number of mutual fund shares	3,086	158,916	871,255	1,348,972	1,740,481
Cost of mutual fund shares	$ 141	$ 1,551	$ 10,692	$ 14,635	$ 19,781

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 18,043	$ 23,626	$ 2,231	$ 5,889	$ 2,118
Total assets	18,043	23,626	2,231	5,889	2,118
Net assets	$ 18,043	$ 23,626	$ 2,231	$ 5,889	$ 2,118
Total number of mutual fund shares	2,771,560	5,135,996	359,788	827,056	82,254
Cost of mutual fund shares	$ 22,814	$ 42,480	$ 3,460	$ 9,543	$ 2,991

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 89	$ 718	$ 1,358	$ 10	$ 1,942
Total assets	89	718	1,358	10	1,942
Net assets	$ 89	$ 718	$ 1,358	$ 10	$ 1,942
Total number of mutual fund shares	9,779	79,297	149,247	636	191,931
Cost of mutual fund shares	$ 128	$ 1,216	$ 2,116	$ 16	$ 1,911

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 913	$ 239	$ 8,704	$ 9,579	$ 8,217
Total assets	913	239	8,704	9,579	8,217
Net assets	$ 913	$ 239	$ 8,704	$ 9,579	$ 8,217
Total number of mutual fund shares	105,591	30,820	833,669	963,726	873,235
Cost of mutual fund shares	$ 1,456	$ 266	$ 13,176	$ 16,407	$ 13,885

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund
Assets					
Investments in mutual funds at fair value	$ 2,562	$ 3,771	$ 10,748	$ 39,558	$ 12,297
Total assets	2,562	3,771	10,748	39,558	12,297
Net assets	$ 2,562	$ 3,771	$ 10,748	$ 39,558	$ 12,297
Total number of mutual fund shares	400,287	307,369	1,170,761	3,570,235	1,302,698
Cost of mutual fund shares	$ 3,479	$ 5,342	$ 15,836	$ 45,387	$ 21,721

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck Worldwide Hard Assets Fund
Assets					
Investments in mutual funds at fair value	$ 2,433	$ 5,507	$ 2,435	$ 274	$ 5,321
Total assets	2,433	5,507	2,435	274	5,321
Net assets	$ 2,433	$ 5,507	$ 2,435	$ 274	$ 5,321
Total number of mutual fund shares	316,349	399,669	251,058	29,193	283,810
Cost of mutual fund shares	$ 3,569	$ 8,980	$ 4,041	$ 420	$ 8,590

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 244	$ 445	$ 509	$ 972	$ 95
Total investment income	244	445	509	972	95
Expenses:					
Mortality, expense risk and other charges	82	195	105	175	14
Total expenses	82	195	105	175	14
Net investment income (loss)	162	250	404	797	81
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	154	634	(5)	2,409	(347)
Capital gains distributions	-	6,052	1,874	6,943	4
Total realized gain (loss) on investments and capital gains distributions	154	6,686	1,869	9,352	(343)
Net unrealized appreciation (depreciation) of investments	(4,405)	(35,357)	(15,111)	(35,892)	(1,677)
Net realized and unrealized gain (loss) on investments	(4,251)	(28,671)	(13,242)	(26,540)	(2,020)
Net increase (decrease) in net assets resulting from operations	$ (4,089)	$ (28,421)	$ (12,838)	$ (25,743)	$ (1,939)

The accompanying notes are an integral part of these financial statements.

19

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 167	$ 18	$ -	$ 3	$ 82
Total investment income	167	18	-	3	82
Expenses:					
Mortality, expense risk and other charges	62	2	7	8	100
Total expenses	62	2	7	8	100
Net investment income (loss)	105	16	(7)	(5)	(18)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,275)	(1)	(453)	(144)	141
Capital gains distributions	421	-	334	158	572
Total realized gain (loss) on investments and capital gains distributions	(1,854)	(1)	(119)	14	713
Net unrealized appreciation (depreciation) of investments	(7,345)	(31)	(937)	(702)	(6,479)
Net realized and unrealized gain (loss) on investments	(9,199)	(32)	(1,056)	(688)	(5,766)
Net increase (decrease) in net assets resulting from operations	$ (9,094)	$ (16)	$ (1,063)	$ (693)	$ (5,784)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING Focus 5 Portfolio - Class I	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 138	$ 209	$ 1	$ -
Total investment income	13	138	209	1	-
Expenses:					
Mortality, expense risk and other charges	18	165	113	-	-
Total expenses	18	165	113	-	-
Net investment income (loss)	(5)	(27)	96	1	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,643)	(1,562)	(1,825)	-	-
Capital gains distributions	166	3,112	1,259	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,477)	1,550	(566)	-	-
Net unrealized appreciation (depreciation) of investments	(883)	(11,299)	(8,420)	(12)	(24)
Net realized and unrealized gain (loss) on investments	(2,360)	(9,749)	(8,986)	(12)	(24)
Net increase (decrease) in net assets resulting from operations	$ (2,365)	$ (9,776)	$ (8,890)	$ (11)	$ (24)

The accompanying notes are an integral part of these financial statements.

21

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 365	$ 783	$ 207	$ 344
Total investment income	-	365	783	207	344
Expenses:					
Mortality, expense risk and other charges	16	74	150	157	29
Total expenses	16	74	150	157	29
Net investment income (loss)	(16)	291	633	50	315
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(419)	(1,966)	1,192	(355)	(1,957)
Capital gains distributions	-	3,355	1,766	2,422	743
Total realized gain (loss) on investments and capital gains distributions	(419)	1,389	2,958	2,067	(1,214)
Net unrealized appreciation (depreciation) of investments	(3,925)	(9,782)	(23,694)	(10,784)	(2,451)
Net realized and unrealized gain (loss) on investments	(4,344)	(8,393)	(20,736)	(8,717)	(3,665)
Net increase (decrease) in net assets resulting from operations	$ (4,360)	$ (8,102)	$ (20,103)	$ (8,667)	$ (3,350)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 20	$ 140	$ 351	$ 237
Total investment income	-	20	140	351	237
Expenses:					
Mortality, expense risk and other charges	80	20	22	65	38
Total expenses	80	20	22	65	38
Net investment income (loss)	(80)	-	118	286	199
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,760)	(1,850)	(398)	(278)	(434)
Capital gains distributions	2,118	1,638	722	1,071	518
Total realized gain (loss) on investments and capital gains distributions	358	(212)	324	793	84
Net unrealized appreciation (depreciation) of investments	(11,510)	(4,853)	(4,211)	(9,292)	(4,264)
Net realized and unrealized gain (loss) on investments	(11,152)	(5,065)	(3,887)	(8,499)	(4,180)
Net increase (decrease) in net assets resulting from operations	$ (11,232)	$ (5,065)	$ (3,769)	$ (8,213)	$ (3,981)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 112	$ 1,665	$ 2,385	$ 961	$ 8
Total investment income	112	1,665	2,385	961	8
Expenses:					
Mortality, expense risk and other charges	8	117	680	-	1
Total expenses	8	117	680	-	1
Net investment income (loss)	104	1,548	1,705	961	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(88)	(63)	-	-	(7)
Capital gains distributions	183	182	-	-	35
Total realized gain (loss) on investments and capital gains distributions	95	119	-	-	28
Net unrealized appreciation (depreciation) of investments	(1,707)	(1,892)	-	-	(142)
Net realized and unrealized gain (loss) on investments	(1,612)	(1,773)	-	-	(114)
Net increase (decrease) in net assets resulting from operations	$ (1,508)	$ (225)	$ 1,705	$ 961	$ (107)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Mid Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 59	$ 174	$ 392	$ 395	$ -
Total investment income	59	174	392	395	-
Expenses:					
Mortality, expense risk and other charges	25	42	23	71	3
Total expenses	25	42	23	71	3
Net investment income (loss)	34	132	369	324	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(270)	(2,568)	(255)	(1,235)	20
Capital gains distributions	-	1,484	566	1,669	-
Total realized gain (loss) on investments and capital gains distributions	(270)	(1,084)	311	434	20
Net unrealized appreciation (depreciation) of investments	(3,348)	(8,474)	(2,156)	(6,434)	(265)
Net realized and unrealized gain (loss) on investments	(3,618)	(9,558)	(1,845)	(6,000)	(245)
Net increase (decrease) in net assets resulting from operations	$ (3,584)	$ (9,426)	$ (1,476)	$ (5,676)	$ (248)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING PIMCO Core Bond Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 31	$ 83	$ 48	$ 208	$ 6,202
Total investment income	31	83	48	208	6,202
Expenses:					
Mortality, expense risk and other charges	3	8	8	49	1,015
Total expenses	3	8	8	49	1,015
Net investment income (loss)	28	75	40	159	5,187
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(54)	(64)	(608)	(178)	1,338
Capital gains distributions	-	21	49	625	1,757
Total realized gain (loss) on investments and capital gains distributions	(54)	(43)	(559)	447	3,095
Net unrealized appreciation (depreciation) of investments	(399)	104	74	(4,638)	(82,977)
Net realized and unrealized gain (loss) on investments	(453)	61	(485)	(4,191)	(79,882)
Net increase (decrease) in net assets resulting from operations	$ (425)	$ 136	$ (445)	$ (4,032)	$ (74,695)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2,343	$ 984	$ 3	$ 48	$ 242
Total investment income	2,343	984	3	48	242
Expenses:					
Mortality, expense risk and other charges	196	83	-	244	18
Total expenses	196	83	-	244	18
Net investment income (loss)	2,147	901	3	(196)	224
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	428	(849)	(27)	(2,227)	(386)
Capital gains distributions	4,713	1,771	13	1,365	530
Total realized gain (loss) on investments and capital gains distributions	5,141	922	(14)	(862)	144
Net unrealized appreciation (depreciation) of investments	(22,519)	(10,146)	5	(28,606)	(2,633)
Net realized and unrealized gain (loss) on investments	(17,378)	(9,224)	(9)	(29,468)	(2,489)
Net increase (decrease) in net assets resulting from operations	$ (15,231)	$ (8,323)	$ (6)	$ (29,664)	$ (2,265)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 392	$ 2,069	$ 113	$ 3	$ 4
Total investment income	392	2,069	113	3	4
Expenses:					
Mortality, expense risk and other charges	151	222	59	-	2
Total expenses	151	222	59	-	2
Net investment income (loss)	241	1,847	54	3	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,690)	(1,484)	(602)	(18)	(33)
Capital gains distributions	2,515	9,781	1,752	11	50
Total realized gain (loss) on investments and capital gains distributions	(175)	8,297	1,150	(7)	17
Net unrealized appreciation (depreciation) of investments	(4,084)	(28,498)	(6,056)	(9)	(139)
Net realized and unrealized gain (loss) on investments	(4,259)	(20,201)	(4,906)	(16)	(122)
Net increase (decrease) in net assets resulting from operations	$ (4,018)	$ (18,354)	$ (4,852)	$ (13)	$ (120)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 17	$ 390	$ -	$ 305
Total investment income	-	17	390	-	305
Expenses:					
Mortality, expense risk					
and other charges	42	27	45	-	39
Total expenses	42	27	45	-	39
Net investment income (loss)	(42)	(10)	345	-	266
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(428)	(573)	(486)	(1)	(194)
Capital gains distributions	334	59	1,371	-	639
Total realized gain (loss) on investments					
and capital gains distributions	(94)	(514)	885	(1)	445
Net unrealized appreciation					
(depreciation) of investments	(4,966)	(2,286)	(6,511)	(62)	(345)
Net realized and unrealized gain (loss)					
on investments	(5,060)	(2,800)	(5,626)	(63)	100
Net increase (decrease) in net assets					
resulting from operations	$ (5,102)	$ (2,810)	$ (5,281)	$ (63)	$ 366

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Regency Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 1	$ 146	$ 698	$ 1,066
Total investment income	3	1	146	698	1,066
Expenses:					
Mortality, expense risk and other charges	5	1	23	66	101
Total expenses	5	1	23	66	101
Net investment income (loss)	(2)	-	123	632	965
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(253)	(24)	(55)	(18)	354
Capital gains distributions	-	-	504	48	329
Total realized gain (loss) on investments and capital gains distributions	(253)	(24)	449	30	683
Net unrealized appreciation (depreciation) of investments	(629)	9	(3,466)	(3,106)	(1,923)
Net realized and unrealized gain (loss) on investments	(882)	(15)	(3,017)	(3,076)	(1,240)
Net increase (decrease) in net assets resulting from operations	$ (884)	$ (15)	$ (2,894)	$ (2,444)	$ (275)

The accompanying notes are an integral part of these financial statements.

30

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 584	$ 165	$ 76	$ 369	$ 136
Total investment income	584	165	76	369	136
Expenses:					
Mortality, expense risk and other charges	28	214	7	28	6
Total expenses	28	214	7	28	6
Net investment income (loss)	556	(49)	69	341	130
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(745)	(396)	(54)	(753)	(14)
Capital gains distributions	29	5,844	-	506	144
Total realized gain (loss) on investments and capital gains distributions	(716)	5,448	(54)	(247)	130
Net unrealized appreciation (depreciation) of investments	(4,771)	(24,519)	(1,268)	(3,592)	(924)
Net realized and unrealized gain (loss) on investments	(5,487)	(19,071)	(1,322)	(3,839)	(794)
Net increase (decrease) in net assets resulting from operations	$ (4,931)	$ (19,120)	$ (1,253)	$ (3,498)	$ (664)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 37	$ 54	$ -	$ 23
Total investment income	5	37	54	-	23
Expenses:					
Mortality, expense risk and other charges	1	4	3	-	1
Total expenses	1	4	3	-	1
Net investment income (loss)	4	33	51	-	22
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(208)	(30)	-	(11)
Capital gains distributions	9	210	211	-	3
Total realized gain (loss) on investments and capital gains distributions	8	2	181	-	(8)
Net unrealized appreciation (depreciation) of investments	(41)	(582)	(849)	(6)	31
Net realized and unrealized gain (loss) on investments	(33)	(580)	(668)	(6)	23
Net increase (decrease) in net assets resulting from operations	$ (29)	$ (547)	$ (617)	$ (6)	$ 45

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 2	$ 229	$ 176	$ 102
Total investment income	27	2	229	176	102
Expenses:					
Mortality, expense risk and other charges	7	-	54	57	40
Total expenses	7	-	54	57	40
Net investment income (loss)	20	2	175	119	62
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(21)	(1)	(125)	(861)	(1,144)
Capital gains distributions	213	-	805	1,652	695
Total realized gain (loss) on investments and capital gains distributions	192	(1)	680	791	(449)
Net unrealized appreciation (depreciation) of investments	(769)	(27)	(6,106)	(6,740)	(4,113)
Net realized and unrealized gain (loss) on investments	(577)	(28)	(5,426)	(5,949)	(4,562)
Net increase (decrease) in net assets resulting from operations	$ (557)	$ (26)	$ (5,251)	$ (5,830)	$ (4,500)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,074	$ -	$ 229	$ -	$ 508
Total investment income	1,074	-	229	-	508
Expenses:					
Mortality, expense risk and other charges	77	9	50	24	90
Total expenses	77	9	50	24	90
Net investment income (loss)	997	(9)	179	(24)	418
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,590)	105	(4,552)	(2,739)	(496)
Capital gains distributions	-	-	2,399	1,309	1,315
Total realized gain (loss) on investments and capital gains distributions	(2,590)	105	(2,153)	(1,430)	819
Net unrealized appreciation (depreciation) of investments	878	(1,639)	2,245	(2,474)	(5,749)
Net realized and unrealized gain (loss) on investments	(1,712)	(1,534)	92	(3,904)	(4,930)
Net increase (decrease) in net assets resulting from operations	$ (715)	$ (1,543)	$ 271	$ (3,928)	$ (4,512)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund
Net investment income (loss)					
Income:					
Dividends	$ 2,293	$ 582	$ 1	$ -	$ 1
Total investment income	2,293	582	1	-	1
Expenses:					
Mortality, expense risk and other charges	135	120	18	59	21
Total expenses	135	120	18	59	21
Net investment income (loss)	2,158	462	(17)	(59)	(20)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(788)	(126)	(157)	25	(174)
Capital gains distributions	847	1,431	94	248	96
Total realized gain (loss) on investments and capital gains distributions	59	1,305	(63)	273	(78)
Net unrealized appreciation (depreciation) of investments	(5,810)	(10,372)	(1,094)	(4,339)	(2,030)
Net realized and unrealized gain (loss) on investments	(5,751)	(9,067)	(1,157)	(4,066)	(2,108)
Net increase (decrease) in net assets resulting from operations	$ (3,593)	$ (8,605)	$ (1,174)	$ (4,125)	$ (2,128)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck Worldwide Hard Assets Fund
Net investment income (loss)		
Income:		
Dividends	$ 7	$ 34
Total investment income	7	34
Expenses:		
Mortality, expense risk		
and other charges	1	63
Total expenses	1	63
Net investment income (loss)	6	(29)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	(22)	684
Capital gains distributions	24	1,841
Total realized gain (loss) on investments		
and capital gains distributions	2	2,525
Net unrealized appreciation		
(depreciation) of investments	(163)	(7,460)
Net realized and unrealized gain (loss)		
on investments	(161)	(4,935)
Net increase (decrease) in net assets		
resulting from operations	$ (155)	$ (4,964)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net Assets at January 1, 2007	$ 18,879	$ 47,749	$ 25,076	$ 44,727
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	245	354	677
Total realized gain (loss) on investments and capital gains distributions	641	6,237	1,566	6,782
Net unrealized appreciation (depreciation) of investments	668	(429)	(809)	1,907
Net increase (decrease) in net assets from operations	1,370	6,053	1,111	9,366
Changes from principal transactions:				
Premiums	-	8,441	4,816	6,375
Surrenders and withdrawals	(809)	(1,745)	(1,113)	(1,297)
Cost of insurance and administrative charges	(929)	(2,222)	(1,294)	(1,909)
Benefit payments	-	(26)	-	-
Transfers between Divisions (including fixed account), net	(2,741)	2,905	2,498	4,052
Increase (decrease) in net assets derived from principal transactions	(4,479)	7,353	4,907	7,221
Total increase (decrease) in net assets	(3,109)	13,406	6,018	16,587
Net assets at December 31, 2007	15,770	61,155	31,094	61,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	162	250	404	797
Total realized gain (loss) on investments and capital gains distributions	154	6,686	1,869	9,352
Net unrealized appreciation (depreciation) of investments	(4,405)	(35,357)	(15,111)	(35,892)
Net increase (decrease) in net assets from operations	(4,089)	(28,421)	(12,838)	(25,743)
Changes from principal transactions:				
Premiums	-	8,357	4,434	6,354
Surrenders and withdrawals	(1,030)	(2,255)	(661)	(1,977)
Cost of insurance and administrative charges	(734)	(2,561)	(1,613)	(2,288)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,440)	751	1,183	(2,510)
Increase (decrease) in net assets derived from principal transactions	(3,204)	4,292	3,343	(421)
Total increase (decrease) in net assets	(7,293)	(24,129)	(9,495)	(26,164)
Net assets at December 31, 2008	$ 8,477	$ 37,026	$ 21,599	$ 35,150

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 1,640	$ 8,408	$ 518	$ 2,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	79	19	(4)
Total realized gain (loss) on investments and capital gains distributions	368	4,615	(2)	(58)
Net unrealized appreciation (depreciation) of investments	(500)	(2,827)	1	127
Net increase (decrease) in net assets from operations	(76)	1,867	18	65
Changes from principal transactions:				
Premiums	702	2,747	-	403
Surrenders and withdrawals	-	(264)	(5)	(17)
Cost of insurance and administrative charges	(91)	(521)	(16)	(116)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,803	4,761	(76)	465
Increase (decrease) in net assets derived from principal transactions	2,414	6,723	(97)	735
Total increase (decrease) in net assets	2,338	8,590	(79)	800
Net assets at December 31, 2007	3,978	16,998	439	3,252
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	81	105	16	(7)
Total realized gain (loss) on investments and capital gains distributions	(343)	(1,854)	(1)	(119)
Net unrealized appreciation (depreciation) of investments	(1,677)	(7,345)	(31)	(937)
Net increase (decrease) in net assets from operations	(1,939)	(9,094)	(16)	(1,063)
Changes from principal transactions:				
Premiums	527	3,286	-	354
Surrenders and withdrawals	(78)	(696)	(6)	(189)
Cost of insurance and administrative charges	(169)	(876)	(17)	(150)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	355	3,165	(3)	(1,042)
Increase (decrease) in net assets derived from principal transactions	635	4,879	(26)	(1,027)
Total increase (decrease) in net assets	(1,304)	(4,215)	(42)	(2,090)
Net assets at December 31, 2008	$ 2,674	$ 12,783	$ 397	$ 1,162

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 908	$ 23,235	$ 2,450	$ 31,669
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(36)	(3)	(103)
Total realized gain (loss) on investments and capital gains distributions	61	1,427	176	2,152
Net unrealized appreciation (depreciation) of investments	(25)	(464)	18	1,557
Net increase (decrease) in net assets from operations	25	927	191	3,606
Changes from principal transactions:				
Premiums	-	-	-	2,647
Surrenders and withdrawals	-	(1,036)	-	(1,631)
Cost of insurance and administrative charges	-	(855)	-	(1,555)
Benefit payments	-	(17)	-	(21)
Transfers between Divisions (including fixed account), net	1,112	(1,582)	30	(2,286)
Increase (decrease) in net assets derived from principal transactions	1,112	(3,490)	30	(2,846)
Total increase (decrease) in net assets	1,137	(2,563)	221	760
Net assets at December 31, 2007	2,045	20,672	2,671	32,429
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(18)	(5)	(27)
Total realized gain (loss) on investments and capital gains distributions	14	713	(1,477)	1,550
Net unrealized appreciation (depreciation) of investments	(702)	(6,479)	(883)	(11,299)
Net increase (decrease) in net assets from operations	(693)	(5,784)	(2,365)	(9,776)
Changes from principal transactions:				
Premiums	-	-	-	2,294
Surrenders and withdrawals	-	(581)	-	(2,374)
Cost of insurance and administrative charges	-	(707)	-	(1,598)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(226)	(5,532)	2,283	2,453
Increase (decrease) in net assets derived from principal transactions	(226)	(6,820)	2,283	775
Total increase (decrease) in net assets	(919)	(12,604)	(82)	(9,001)
Net assets at December 31, 2008	$ 1,126	$ 8,068	$ 2,589	$ 23,428

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	ING Focus 5 Portfolio - Class I	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Real Estate Portfolio - Service Class
Net Assets at January 1, 2007	$ 19,003	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(80)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	19	-	-	-
Net unrealized appreciation (depreciation) of investments	2,676	-	-	-
Net increase (decrease) in net assets from operations	2,615	-	-	-
Changes from principal transactions:				
Premiums	2,315	-	-	-
Surrenders and withdrawals	(1,536)	-	-	-
Cost of insurance and administrative charges	(674)	-	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(395)	-	-	-
Increase (decrease) in net assets derived from principal transactions	(290)	-	-	-
Total increase (decrease) in net assets	2,325	-	-	-
Net assets at December 31, 2007	21,328	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	96	1	-	(16)
Total realized gain (loss) on investments and capital gains distributions	(566)	-	-	(419)
Net unrealized appreciation (depreciation) of investments	(8,420)	(12)	(24)	(3,925)
Net increase (decrease) in net assets from operations	(8,890)	(11)	(24)	(4,360)
Changes from principal transactions:				
Premiums	2,408	9	31	158
Surrenders and withdrawals	(728)	-	-	(159)
Cost of insurance and administrative charges	(792)	(2)	(4)	(217)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(985)	36	92	13,494
Increase (decrease) in net assets derived from principal transactions	(97)	43	119	13,276
Total increase (decrease) in net assets	(8,987)	32	95	8,916
Net assets at December 31, 2008	$ 12,341	$ 32	$ 95	$ 8,916

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 7,648	$ 30,686	$ 34,149	$ 12,251
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	226	(102)	90
Total realized gain (loss) on investments and capital gains distributions	1,203	2,207	3,546	965
Net unrealized appreciation (depreciation) of investments	2,479	8,678	(4,091)	(1,237)
Net increase (decrease) in net assets from operations	3,641	11,111	(647)	(182)
Changes from principal transactions:				
Premiums	1,598	2,606	3,297	-
Surrenders and withdrawals	(446)	(1,430)	(1,748)	-
Cost of insurance and administrative charges	(583)	(1,048)	(1,661)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	6,000	(2,997)	(4,001)	(3,522)
Increase (decrease) in net assets derived from principal transactions	6,569	(2,869)	(4,113)	(3,522)
Total increase (decrease) in net assets	10,210	8,242	(4,760)	(3,704)
Net assets at December 31, 2007	17,858	38,928	29,389	8,547
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	291	633	50	315
Total realized gain (loss) on investments and capital gains distributions	1,389	2,958	2,067	(1,214)
Net unrealized appreciation (depreciation) of investments	(9,782)	(23,694)	(10,784)	(2,451)
Net increase (decrease) in net assets from operations	(8,102)	(20,103)	(8,667)	(3,350)
Changes from principal transactions:				
Premiums	2,547	2,858	2,644	-
Surrenders and withdrawals	(671)	(1,006)	(1,914)	-
Cost of insurance and administrative charges	(911)	(1,265)	(1,375)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,512	494	(465)	2,965
Increase (decrease) in net assets derived from principal transactions	2,477	1,081	(1,110)	2,965
Total increase (decrease) in net assets	(5,625)	(19,022)	(9,777)	(385)
Net assets at December 31, 2008	$ 12,233	$ 19,906	$ 19,612	$ 8,162

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 13,805	$ 8,682	$ 3,892	$ 8,512
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(30)	29	94
Total realized gain (loss) on investments and capital gains distributions	2,469	241	628	572
Net unrealized appreciation (depreciation) of investments	(9)	(758)	(740)	(411)
Net increase (decrease) in net assets from operations	2,435	(547)	(83)	255
Changes from principal transactions:				
Premiums	3,845	649	2,650	4,137
Surrenders and withdrawals	(548)	(222)	(1,215)	(1,144)
Cost of insurance and administrative charges	(782)	(310)	(365)	(637)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	3,208	359	3,626	10,232
Increase (decrease) in net assets derived from principal transactions	5,723	476	4,696	12,588
Total increase (decrease) in net assets	8,158	(71)	4,613	12,843
Net assets at December 31, 2007	21,963	8,611	8,505	21,355
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(80)	-	118	286
Total realized gain (loss) on investments and capital gains distributions	358	(212)	324	793
Net unrealized appreciation (depreciation) of investments	(11,510)	(4,853)	(4,211)	(9,292)
Net increase (decrease) in net assets from operations	(11,232)	(5,065)	(3,769)	(8,213)
Changes from principal transactions:				
Premiums	3,926	713	2,520	4,469
Surrenders and withdrawals	(455)	(380)	(205)	(1,058)
Cost of insurance and administrative charges	(1,097)	(273)	(526)	(1,060)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	599	152	(616)	(450)
Increase (decrease) in net assets derived from principal transactions	2,973	212	1,173	1,901
Total increase (decrease) in net assets	(8,259)	(4,853)	(2,596)	(6,312)
Net assets at December 31, 2008	$ 13,704	$ 3,758	$ 5,909	$ 15,043

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Institutional Class	ING LifeStyle Moderate Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 2,963	$ 352	$ 25,152	$ 61,958
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	59	20	383	3,268
Total realized gain (loss) on investments and capital gains distributions	180	38	44	-
Net unrealized appreciation (depreciation) of investments	(9)	(19)	853	-
Net increase (decrease) in net assets from operations	230	39	1,280	3,268
Changes from principal transactions:				
Premiums	2,428	790	2,057	14,532
Surrenders and withdrawals	(168)	(31)	(1,604)	(6,862)
Cost of insurance and administrative charges	(404)	(93)	(1,033)	(3,658)
Benefit payments	-	-	-	(4,039)
Transfers between Divisions (including fixed account), net	5,355	1,887	(1,067)	12,321
Increase (decrease) in net assets derived from principal transactions	7,211	2,553	(1,647)	12,294
Total increase (decrease) in net assets	7,441	2,592	(367)	15,562
Net assets at December 31, 2007	10,404	2,944	24,785	77,520
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	199	104	1,548	1,705
Total realized gain (loss) on investments and capital gains distributions	84	95	119	-
Net unrealized appreciation (depreciation) of investments	(4,264)	(1,707)	(1,892)	-
Net increase (decrease) in net assets from operations	(3,981)	(1,508)	(225)	1,705
Changes from principal transactions:				
Premiums	3,026	954	1,967	11,503
Surrenders and withdrawals	(1,057)	(60)	(1,303)	(5,571)
Cost of insurance and administrative charges	(795)	(245)	(1,234)	(5,169)
Benefit payments	-	-	-	(1,362)
Transfers between Divisions (including fixed account), net	3,202	3,285	226	15,485
Increase (decrease) in net assets derived from principal transactions	4,376	3,934	(344)	14,886
Total increase (decrease) in net assets	395	2,426	(569)	16,591
Net assets at December 31, 2008	$ 10,799	$ 5,370	$ 24,216	$ 94,111

The accompanying notes are an integral part of these financial statements.

43

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 25,544	$ 305	$ 6,212	$ 16,842
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,322	5	(27)	150
Total realized gain (loss) on investments and capital gains distributions	-	8	1,260	1,778
Net unrealized appreciation (depreciation) of investments	-	-	(282)	1,008
Net increase (decrease) in net assets from operations	1,322	13	951	2,936
Changes from principal transactions:				
Premiums	29,993	-	994	-
Surrenders and withdrawals	(5,632)	(4)	(202)	-
Cost of insurance and administrative charges	(2,234)	(10)	(322)	-
Benefit payments	(497)	-	-	-
Transfers between Divisions (including fixed account), net	(16,286)	(2)	835	2,289
Increase (decrease) in net assets derived from principal transactions	5,344	(16)	1,305	2,289
Total increase (decrease) in net assets	6,666	(3)	2,256	5,225
Net assets at December 31, 2007	32,210	302	8,468	22,067
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	961	7	34	132
Total realized gain (loss) on investments and capital gains distributions	-	28	(270)	(1,084)
Net unrealized appreciation (depreciation) of investments	-	(142)	(3,348)	(8,474)
Net increase (decrease) in net assets from operations	961	(107)	(3,584)	(9,426)
Changes from principal transactions:				
Premiums	36,133	-	1,327	-
Surrenders and withdrawals	(2,064)	-	(195)	-
Cost of insurance and administrative charges	(2,947)	(12)	(419)	-
Benefit payments	(1,728)	-	-	-
Transfers between Divisions (including fixed account), net	(21,369)	(6)	(209)	(5,673)
Increase (decrease) in net assets derived from principal transactions	8,025	(18)	504	(5,673)
Total increase (decrease) in net assets	8,986	(125)	(3,080)	(15,099)
Net assets at December 31, 2008	$ 41,196	$ 177	$ 5,388	$ 6,968

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Mid Cap Growth Portfolio - Institutional Class	ING Oppenheimer Main Street Portfolio® - Institutional Class
Net Assets at January 1, 2007	$ 6,425	$ 15,067	$ 3,430	$ 754
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	173	46	(12)	4
Total realized gain (loss) on investments and capital gains distributions	371	3,554	132	57
Net unrealized appreciation (depreciation) of investments	(304)	15	(70)	(45)
Net increase (decrease) in net assets from operations	240	3,615	50	16
Changes from principal transactions:				
Premiums	734	1,512	-	264
Surrenders and withdrawals	(38)	(918)	(159)	(58)
Cost of insurance and administrative charges	(242)	(646)	(129)	(40)
Benefit payments	-	(32)	(5)	-
Transfers between Divisions (including fixed account), net	(384)	2,239	(415)	(2)
Increase (decrease) in net assets derived from principal transactions	70	2,155	(708)	164
Total increase (decrease) in net assets	310	5,770	(658)	180
Net assets at December 31, 2007	6,735	20,837	2,772	934
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	369	324	(3)	28
Total realized gain (loss) on investments and capital gains distributions	311	434	20	(54)
Net unrealized appreciation (depreciation) of investments	(2,156)	(6,434)	(265)	(399)
Net increase (decrease) in net assets from operations	(1,476)	(5,676)	(248)	(425)
Changes from principal transactions:				
Premiums	573	1,193	-	120
Surrenders and withdrawals	(131)	(266)	(21)	(72)
Cost of insurance and administrative charges	(298)	(730)	(33)	(58)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(254)	(7,168)	(2,470)	129
Increase (decrease) in net assets derived from principal transactions	(110)	(6,971)	(2,524)	119
Total increase (decrease) in net assets	(1,586)	(12,647)	(2,772)	(306)
Net assets at December 31, 2008	$ 5,149	$ 8,190	$ -	$ 628

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING PIMCO Core Bond Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class
Net Assets at January 1, 2007	$ -	$ 1,215	$ 17,861	$ 221,375
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	8	51	2,245
Total realized gain (loss) on investments and capital gains distributions	-	51	2,662	15,131
Net unrealized appreciation (depreciation) of investments	-	(4)	(1,656)	(6,889)
Net increase (decrease) in net assets from operations	-	55	1,057	10,487
Changes from principal transactions:				
Premiums	-	-	1,594	14,731
Surrenders and withdrawals	-	-	(3,941)	(27,513)
Cost of insurance and administrative charges	-	-	(774)	(9,180)
Benefit payments	-	-	(26)	-
Transfers between Divisions (including fixed account), net	-	310	(3,487)	(7,569)
Increase (decrease) in net assets derived from principal transactions	-	310	(6,634)	(29,531)
Total increase (decrease) in net assets	-	365	(5,577)	(19,044)
Net assets at December 31, 2007	-	1,580	12,284	202,331
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	75	40	159	5,187
Total realized gain (loss) on investments and capital gains distributions	(43)	(559)	447	3,095
Net unrealized appreciation (depreciation) of investments	104	74	(4,638)	(82,977)
Net increase (decrease) in net assets from operations	136	(445)	(4,032)	(74,695)
Changes from principal transactions:				
Premiums	612	-	325	12,724
Surrenders and withdrawals	-	-	(367)	(10,862)
Cost of insurance and administrative charges	(98)	-	(200)	(8,985)
Benefit payments	-	-	-	(44)
Transfers between Divisions (including fixed account), net	5,122	(70)	(578)	3,430
Increase (decrease) in net assets derived from principal transactions	5,636	(70)	(820)	(3,737)
Total increase (decrease) in net assets	5,772	(515)	(4,852)	(78,432)
Net assets at December 31, 2008	$ 5,772	$ 1,065	$ 7,432	$ 123,899

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class
Net Assets at January 1, 2007	$ 47,838	$ 18,204	$ 277	$ 4,389
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	779	232	1	(23)
Total realized gain (loss) on investments and capital gains distributions	6,999	1,325	28	404
Net unrealized appreciation (depreciation) of investments	(5,724)	(1,031)	(26)	440
Net increase (decrease) in net assets from operations	2,054	526	3	821
Changes from principal transactions:				
Premiums	6,226	2,561	54	-
Surrenders and withdrawals	(2,149)	(235)	-	(399)
Cost of insurance and administrative charges	(2,350)	(768)	(9)	(174)
Benefit payments	(89)	-	-	-
Transfers between Divisions (including fixed account), net	(649)	507	(210)	(448)
Increase (decrease) in net assets derived from principal transactions	989	2,065	(165)	(1,021)
Total increase (decrease) in net assets	3,043	2,591	(162)	(200)
Net assets at December 31, 2007	50,881	20,795	115	4,189
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,147	901	3	(196)
Total realized gain (loss) on investments and capital gains distributions	5,141	922	(14)	(862)
Net unrealized appreciation (depreciation) of investments	(22,519)	(10,146)	5	(28,606)
Net increase (decrease) in net assets from operations	(15,231)	(8,323)	(6)	(29,664)
Changes from principal transactions:				
Premiums	6,396	2,894	2	3,883
Surrenders and withdrawals	(1,168)	(989)	-	(2,491)
Cost of insurance and administrative charges	(2,936)	(966)	(3)	(2,132)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2,051	1,518	(108)	57,389
Increase (decrease) in net assets derived from principal transactions	4,343	2,457	(109)	56,649
Total increase (decrease) in net assets	(10,888)	(5,866)	(115)	26,985
Net assets at December 31, 2008	$ 39,993	$ 14,929	$ -	$ 31,174

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net Assets at January 1, 2007	$ 3,695	$ 83,464	$ 45,205	$ 19,303
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	(380)	(307)	(90)
Total realized gain (loss) on investments and capital gains distributions	310	955	858	178
Net unrealized appreciation (depreciation) of investments	(310)	1,939	2,776	(745)
Net increase (decrease) in net assets from operations	51	2,514	3,327	(657)
Changes from principal transactions:				
Premiums	908	6,685	2,659	1,481
Surrenders and withdrawals	(73)	(3,491)	(2,087)	(730)
Cost of insurance and administrative charges	(202)	(3,534)	(1,826)	(753)
Benefit payments	-	(24)	(18)	-
Transfers between Divisions (including fixed account), net	932	(7,364)	(2,620)	(2,491)
Increase (decrease) in net assets derived from principal transactions	1,565	(7,728)	(3,892)	(2,493)
Total increase (decrease) in net assets	1,616	(5,214)	(565)	(3,150)
Net assets at December 31, 2007	5,311	78,250	44,640	16,153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	224	241	1,847	54
Total realized gain (loss) on investments and capital gains distributions	144	(175)	8,297	1,150
Net unrealized appreciation (depreciation) of investments	(2,633)	(4,084)	(28,498)	(6,056)
Net increase (decrease) in net assets from operations	(2,265)	(4,018)	(18,354)	(4,852)
Changes from principal transactions:				
Premiums	1,000	1,635	2,042	878
Surrenders and withdrawals	(83)	(1,030)	(2,217)	(632)
Cost of insurance and administrative charges	(271)	(1,010)	(1,667)	(600)
Benefit payments	-	(38)	-	-
Transfers between Divisions (including fixed account), net	1,296	(73,789)	(2,075)	(1,601)
Increase (decrease) in net assets derived from principal transactions	1,942	(74,232)	(3,917)	(1,955)
Total increase (decrease) in net assets	(323)	(78,250)	(22,271)	(6,807)
Net assets at December 31, 2008	$ 4,988	$ -	$ 22,369	$ 9,346

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class
Net Assets at January 1, 2007	$ 76	$ 699	$ 6,123	$ 6,507
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	(37)	(21)
Total realized gain (loss) on investments and capital gains distributions	10	91	82	138
Net unrealized appreciation (depreciation) of investments	(9)	(102)	331	62
Net increase (decrease) in net assets from operations	2	(10)	376	179
Changes from principal transactions:				
Premiums	-	-	1,754	1,017
Surrenders and withdrawals	-	(14)	(222)	(233)
Cost of insurance and administrative charges	(2)	(27)	(344)	(263)
Benefit payments	-	-	-	(7)
Transfers between Divisions (including fixed account), net	(38)	(139)	3,616	-
Increase (decrease) in net assets derived from principal transactions	(40)	(180)	4,804	514
Total increase (decrease) in net assets	(38)	(190)	5,180	693
Net assets at December 31, 2007	38	509	11,303	7,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	2	(42)	(10)
Total realized gain (loss) on investments and capital gains distributions	(7)	17	(94)	(514)
Net unrealized appreciation (depreciation) of investments	(9)	(139)	(4,966)	(2,286)
Net increase (decrease) in net assets from operations	(13)	(120)	(5,102)	(2,810)
Changes from principal transactions:				
Premiums	-	-	1,701	837
Surrenders and withdrawals	-	(4)	(279)	(250)
Cost of insurance and administrative charges	(1)	(22)	(438)	(313)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(12)	(72)	69	477
Increase (decrease) in net assets derived from principal transactions	(13)	(98)	1,053	751
Total increase (decrease) in net assets	(26)	(218)	(4,049)	(2,059)
Net assets at December 31, 2008	$ 12	$ 291	$ 7,254	$ 5,141

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class
Net Assets at January 1, 2007	$ 14,756	$ 256	$ 18,421	$ 524
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	57	(1)	889	1
Total realized gain (loss) on investments and capital gains distributions	1,576	7	69	93
Net unrealized appreciation (depreciation) of investments	(1,344)	(10)	308	(98)
Net increase (decrease) in net assets from operations	289	(4)	1,266	(4)
Changes from principal transactions:				
Premiums	2,374	6	1,227	320
Surrenders and withdrawals	(516)	(9)	(713)	-
Cost of insurance and administrative charges	(726)	(18)	(840)	(26)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(79)	(41)	742	215
Increase (decrease) in net assets derived from principal transactions	1,053	(62)	416	509
Total increase (decrease) in net assets	1,342	(66)	1,682	505
Net assets at December 31, 2007	16,098	190	20,103	1,029
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	345	-	266	(2)
Total realized gain (loss) on investments and capital gains distributions	885	(1)	445	(253)
Net unrealized appreciation (depreciation) of investments	(6,511)	(62)	(345)	(629)
Net increase (decrease) in net assets from operations	(5,281)	(63)	366	(884)
Changes from principal transactions:				
Premiums	2,254	-	355	251
Surrenders and withdrawals	(831)	(6)	(151)	(6)
Cost of insurance and administrative charges	(801)	(9)	(301)	(42)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	631	(21)	(20,372)	528
Increase (decrease) in net assets derived from principal transactions	1,253	(36)	(20,469)	731
Total increase (decrease) in net assets	(4,028)	(99)	(20,103)	(153)
Net assets at December 31, 2008	$ 12,070	$ 91	$ -	$ 876

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Neuberger Berman Regency Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class
Net Assets at January 1, 2007	$ 232	$ 5,343	$ 6,319	$ 18,083
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	41	304	620
Total realized gain (loss) on investments and capital gains distributions	20	648	85	92
Net unrealized appreciation (depreciation) of investments	(28)	(375)	207	1,086
Net increase (decrease) in net assets from operations	(4)	314	596	1,798
Changes from principal transactions:				
Premiums	198	960	1,139	1,995
Surrenders and withdrawals	-	(337)	(253)	(768)
Cost of insurance and administrative charges	(13)	(306)	(352)	(725)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	85	519	1,783	1,992
Increase (decrease) in net assets derived from principal transactions	270	836	2,317	2,494
Total increase (decrease) in net assets	266	1,150	2,913	4,292
Net assets at December 31, 2007	498	6,493	9,232	22,375
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	123	632	965
Total realized gain (loss) on investments and capital gains distributions	(24)	449	30	683
Net unrealized appreciation (depreciation) of investments	9	(3,466)	(3,106)	(1,923)
Net increase (decrease) in net assets from operations	(15)	(2,894)	(2,444)	(275)
Changes from principal transactions:				
Premiums	126	1,166	1,554	1,120
Surrenders and withdrawals	-	(239)	(577)	(1,016)
Cost of insurance and administrative charges	(4)	(371)	(687)	(1,057)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(605)	3,756	5,009	(1,862)
Increase (decrease) in net assets derived from principal transactions	(483)	4,312	5,299	(2,815)
Total increase (decrease) in net assets	(498)	1,418	2,855	(3,090)
Net assets at December 31, 2008	$ -	$ 7,911	$ 12,087	$ 19,285

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class
Net Assets at January 1, 2007	$ -	$ 43,418	$ 6,389	$ 12,130
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(181)	7	132
Total realized gain (loss) on investments and capital gains distributions	-	4,922	466	624
Net unrealized appreciation (depreciation) of investments	-	645	(341)	(968)
Net increase (decrease) in net assets from operations	-	5,386	132	(212)
Changes from principal transactions:				
Premiums	-	3,288	334	1,263
Surrenders and withdrawals	-	(1,942)	(17)	(697)
Cost of insurance and administrative charges	-	(1,990)	(77)	(506)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	(3,168)	(4,524)	(979)
Increase (decrease) in net assets derived from principal transactions	-	(3,812)	(4,284)	(919)
Total increase (decrease) in net assets	-	1,574	(4,152)	(1,131)
Net assets at December 31, 2007	-	44,992	2,237	10,999
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	556	(49)	69	341
Total realized gain (loss) on investments and capital gains distributions	(716)	5,448	(54)	(247)
Net unrealized appreciation (depreciation) of investments	(4,771)	(24,519)	(1,268)	(3,592)
Net increase (decrease) in net assets from operations	(4,931)	(19,120)	(1,253)	(3,498)
Changes from principal transactions:				
Premiums	159	3,036	255	1,115
Surrenders and withdrawals	(317)	(2,373)	(13)	(669)
Cost of insurance and administrative charges	(490)	(1,944)	(57)	(442)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	23,622	(965)	1,062	(1,616)
Increase (decrease) in net assets derived from principal transactions	22,974	(2,246)	1,247	(1,612)
Total increase (decrease) in net assets	18,043	(21,366)	(6)	(5,110)
Net assets at December 31, 2008	$ 18,043	$ 23,626	$ 2,231	$ 5,889

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Net Assets at January 1, 2007	$ 2,601	$ 181	$ 1,994	$ 3,645
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	68	3	29	68
Total realized gain (loss) on investments and capital gains distributions	131	6	127	250
Net unrealized appreciation (depreciation) of investments	(107)	(3)	(62)	(133)
Net increase (decrease) in net assets from operations	92	6	94	185
Changes from principal transactions:				
Premiums	268	-	-	-
Surrenders and withdrawals	(8)	-	-	(80)
Cost of insurance and administrative charges	(145)	(6)	(91)	(87)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	304	(56)	(59)	(1,599)
Increase (decrease) in net assets derived from principal transactions	419	(62)	(150)	(1,766)
Total increase (decrease) in net assets	511	(56)	(56)	(1,581)
Net assets at December 31, 2007	3,112	125	1,938	2,064
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	130	4	33	51
Total realized gain (loss) on investments and capital gains distributions	130	8	2	181
Net unrealized appreciation (depreciation) of investments	(924)	(41)	(582)	(849)
Net increase (decrease) in net assets from operations	(664)	(29)	(547)	(617)
Changes from principal transactions:				
Premiums	251	-	-	-
Surrenders and withdrawals	(37)	-	(389)	(9)
Cost of insurance and administrative charges	(167)	(5)	(74)	(77)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(377)	(2)	(210)	(3)
Increase (decrease) in net assets derived from principal transactions	(330)	(7)	(673)	(89)
Total increase (decrease) in net assets	(994)	(36)	(1,220)	(706)
Net assets at December 31, 2008	$ 2,118	$ 89	$ 718	$ 1,358

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net Assets at January 1, 2007	$ -	$ -	$ 1,994	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	22	-
Total realized gain (loss) on investments and capital gains distributions	-	-	45	-
Net unrealized appreciation (depreciation) of investments	-	-	(14)	-
Net increase (decrease) in net assets from operations	-	-	53	-
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	-	-	(61)	-
Cost of insurance and administrative charges	-	-	(56)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	16	-	(182)	-
Increase (decrease) in net assets derived from principal transactions	16	-	(299)	-
Total increase (decrease) in net assets	16	-	(246)	-
Net assets at December 31, 2007	16	-	1,748	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	22	20	2
Total realized gain (loss) on investments and capital gains distributions	-	(8)	192	(1)
Net unrealized appreciation (depreciation) of investments	(6)	31	(769)	(27)
Net increase (decrease) in net assets from operations	(6)	45	(557)	(26)
Changes from principal transactions:				
Premiums	-	41	-	8
Surrenders and withdrawals	-	(188)	(69)	(2)
Cost of insurance and administrative charges	(1)	(16)	(44)	(2)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1	2,060	(165)	261
Increase (decrease) in net assets derived from principal transactions	-	1,897	(278)	265
Total increase (decrease) in net assets	(6)	1,942	(835)	239
Net assets at December 31, 2008	$ 10	$ 1,942	$ 913	$ 239

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I
Net Assets at January 1, 2007	$ 13,429	$ 14,470	$ 14,562	$ 27,692
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	100	45	5	1,801
Total realized gain (loss) on investments and capital gains distributions	390	1,233	1,470	399
Net unrealized appreciation (depreciation) of investments	122	(587)	(2,395)	(1,599)
Net increase (decrease) in net assets from operations	612	691	(920)	601
Changes from principal transactions:				
Premiums	1,154	2,047	1,040	1,806
Surrenders and withdrawals	(366)	(476)	(516)	(817)
Cost of insurance and administrative charges	(393)	(666)	(470)	(1,279)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(395)	(492)	(692)	(829)
Increase (decrease) in net assets derived from principal transactions	-	413	(638)	(1,119)
Total increase (decrease) in net assets	612	1,104	(1,558)	(518)
Net assets at December 31, 2007	14,041	15,574	13,004	27,174
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	175	119	62	997
Total realized gain (loss) on investments and capital gains distributions	680	791	(449)	(2,590)
Net unrealized appreciation (depreciation) of investments	(6,106)	(6,740)	(4,113)	878
Net increase (decrease) in net assets from operations	(5,251)	(5,830)	(4,500)	(715)
Changes from principal transactions:				
Premiums	539	1,339	1,007	580
Surrenders and withdrawals	(110)	(268)	(381)	(693)
Cost of insurance and administrative charges	(441)	(689)	(483)	(832)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(74)	(547)	(430)	(25,514)
Increase (decrease) in net assets derived from principal transactions	(86)	(165)	(287)	(26,459)
Total increase (decrease) in net assets	(5,337)	(5,995)	(4,787)	(27,174)
Net assets at December 31, 2008	$ 8,704	$ 9,579	$ 8,217	$ -

The accompanying notes are an integral part of these financial statements.

55

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I
Net Assets at January 1, 2007	$ 2,526	$ 21,779	$ 3,881	$ 19,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	386	(19)	391
Total realized gain (loss) on investments and capital gains distributions	321	2,416	213	947
Net unrealized appreciation (depreciation) of investments	262	(5,857)	178	(419)
Net increase (decrease) in net assets from operations	575	(3,055)	372	919
Changes from principal transactions:				
Premiums	-	2,000	607	1,398
Surrenders and withdrawals	(39)	(786)	(154)	(997)
Cost of insurance and administrative charges	(149)	(831)	(212)	(844)
Benefit payments	-	-	(8)	(9)
Transfers between Divisions (including fixed account), net	(798)	(2,961)	340	(2,843)
Increase (decrease) in net assets derived from principal transactions	(986)	(2,578)	573	(3,295)
Total increase (decrease) in net assets	(411)	(5,633)	945	(2,376)
Net assets at December 31, 2007	2,115	16,146	4,826	16,904
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	179	(24)	418
Total realized gain (loss) on investments and capital gains distributions	105	(2,153)	(1,430)	819
Net unrealized appreciation (depreciation) of investments	(1,639)	2,245	(2,474)	(5,749)
Net increase (decrease) in net assets from operations	(1,543)	271	(3,928)	(4,512)
Changes from principal transactions:				
Premiums	-	481	779	1,294
Surrenders and withdrawals	(85)	(462)	(372)	(713)
Cost of insurance and administrative charges	(207)	(523)	(304)	(851)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2,282	(15,913)	2,770	(1,374)
Increase (decrease) in net assets derived from principal transactions	1,990	(16,417)	2,873	(1,644)
Total increase (decrease) in net assets	447	(16,146)	(1,055)	(6,156)
Net assets at December 31, 2008	$ 2,562	$ -	$ 3,771	$ 10,748

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund	Business Opportunity Value Fund	Frontier Capital Appreciation Fund
Net Assets at January 1, 2007	$ 19,808	$ 20,249	$ 3,118	$ 9,924
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	769	279	-	(75)
Total realized gain (loss) on investments and capital gains distributions	(43)	4,424	356	1,236
Net unrealized appreciation (depreciation) of investments	467	(3,240)	(210)	(70)
Net increase (decrease) in net assets from operations	1,193	1,463	146	1,091
Changes from principal transactions:				
Premiums	2,845	965	239	478
Surrenders and withdrawals	(591)	(799)	(79)	(111)
Cost of insurance and administrative charges	(935)	(640)	(147)	(269)
Benefit payments	(12)	-	-	-
Transfers between Divisions (including fixed account), net	196	12	(143)	(405)
Increase (decrease) in net assets derived from principal transactions	1,503	(462)	(130)	(307)
Total increase (decrease) in net assets	2,696	1,001	16	784
Net assets at December 31, 2007	22,504	21,250	3,134	10,708
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,158	462	(17)	(59)
Total realized gain (loss) on investments and capital gains distributions	59	1,305	(63)	273
Net unrealized appreciation (depreciation) of investments	(5,810)	(10,372)	(1,094)	(4,339)
Net increase (decrease) in net assets from operations	(3,593)	(8,605)	(1,174)	(4,125)
Changes from principal transactions:				
Premiums	3,433	727	224	336
Surrenders and withdrawals	(1,418)	(489)	(249)	(209)
Cost of insurance and administrative charges	(1,905)	(692)	(171)	(272)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	20,537	106	669	(931)
Increase (decrease) in net assets derived from principal transactions	20,647	(348)	473	(1,076)
Total increase (decrease) in net assets	17,054	(8,953)	(701)	(5,201)
Net assets at December 31, 2008	$ 39,558	$ 12,297	$ 2,433	$ 5,507

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Turner Core Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck Worldwide Hard Assets Fund
Net Assets at January 1, 2007	$ 3,615	$ 89	$ 12,593
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(10)	(1)	(58)
Total realized gain (loss) on investments and capital gains distributions	482	4	2,948
Net unrealized appreciation (depreciation) of investments	264	7	1,472
Net increase (decrease) in net assets from operations	736	10	4,362
Changes from principal transactions:			
Premiums	270	60	-
Surrenders and withdrawals	(109)	(2)	(536)
Cost of insurance and administrative charges	(162)	(13)	(347)
Benefit payments	-	-	-
Transfers between Divisions (including fixed account), net	(635)	124	(3,132)
Increase (decrease) in net assets derived from principal transactions	(636)	169	(4,015)
Total increase (decrease) in net assets	100	179	347
Net assets at December 31, 2007	3,715	268	12,940
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(20)	6	(29)
Total realized gain (loss) on investments and capital gains distributions	(78)	2	2,525
Net unrealized appreciation (depreciation) of investments	(2,030)	(163)	(7,460)
Net increase (decrease) in net assets from operations	(2,128)	(155)	(4,964)
Changes from principal transactions:			
Premiums	255	124	-
Surrenders and withdrawals	(302)	(2)	(192)
Cost of insurance and administrative charges	(166)	(25)	(362)
Benefit payments	-	-	-
Transfers between Divisions (including fixed account), net	1,061	64	(2,101)
Increase (decrease) in net assets derived from principal transactions	848	161	(2,655)
Total increase (decrease) in net assets	(1,280)	6	(7,619)
Net assets at December 31, 2008	$ 2,435	$ 274	$ 5,321

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

1.   **Organization**

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, ING Corporate Advantage Variable Universal Life, ING Corporate Variable Universal Life, ING VUL-CV, ING VUL-ECV, and ING SVUL-ECV policies (collectively, "Policies") offered by the Company.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. SLD provides for variable accumulation and benefits under the Policies by crediting annuity considerations to one or more divisions within the Account or the SLD fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2008, the Account had 80 investment divisions (the "Divisions"), 13 of which invest in an independently managed mutual fund portfolio and 67 of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services LLC ("DSL"), formerly Directed Services, Inc., or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2008, and related Trusts are as follows:

AIM Variable Insurance Funds:
   AIM V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series:
   American Funds Insurance Series® Growth Fund -
     Class 2
   American Funds Insurance Series® Growth-Income
     Fund - Class 2
   American Funds Insurance Series® International Fund -
     Class 2
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Service Class
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Service Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Investment Grade Bond Portfolio -
     Initial Class
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio -
     Institutional Class
   ING BlackRock Large Cap Growth Portfolio -
     Institutional Class
   ING BlackRock Large Cap Value Portfolio -
     Institutional Class
   ING Evergreen Health Sciences Portfolio - Institutional
     Class
   ING Evergreen Omega Portfolio - Institutional Class
   ING FMR^{SM} Diversified Mid Cap Portfolio -
     Institutional Class
   ING Focus 5 Portfolio - Class I**
   ING Franklin Templeton Founding Strategy Portfolio -
     Institutional Class**
   ING Global Real Estate Portfolio - Service Class**
   ING Global Resources Portfolio - Institutional Class
   ING JPMorgan Emerging Markets Equity Portfolio -
     Institutional Class
   ING JPMorgan Small Cap Core Equity Portfolio -
     Institutional Class
   ING JPMorgan Value Opportunities Portfolio -
     Institutional Class
   ING Julius Baer Foreign Portfolio - Institutional Class
   ING Legg Mason Value Portfolio - Institutional Class
   ING LifeStyle Aggressive Growth Portfolio -
     Institutional Class
   ING LifeStyle Growth Portfolio - Institutional Class
   ING LifeStyle Moderate Growth Portfolio -
     Institutional Class
   ING LifeStyle Moderate Portfolio - Institutional Class
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Institutional Class
   ING Liquid Assets Portfolio - Service Class
   ING Lord Abbett Affiliated Portfolio - Institutional
     Class
   ING Marsico Growth Portfolio - Institutional Class
   ING Marsico International Opportunities Portfolio -
     Institutional Class

ING Investors Trust (continued):
   ING MFS Total Return Portfolio - Institutional Class
   ING MFS Utilities Portfolio - Service Class
   ING Oppenheimer Main Street Portfolio® - Institutional
     Class
   ING PIMCO Core Bond Portfolio - Institutional Class**
   ING Pioneer Fund Portfolio - Institutional Class
   ING Pioneer Mid Cap Value Portfolio - Institutional
     Class
   ING Stock Index Portfolio - Institutional Class
   ING T. Rowe Price Capital Appreciation Portfolio -
     Institutional Class
   ING T. Rowe Price Equity Income Portfolio -
     Institutional Class
   ING Van Kampen Capital Growth Portfolio -
     Institutional Class
   ING Van Kampen Growth and Income Portfolio -
     Service Class
   ING VP Index Plus International Equity Portfolio -
     Service Class
   ING Wells Fargo Small Cap Disciplined Portfolio -
     Service Class
ING Partners, Inc.:
   ING American Century Large Company Value Portfolio
     - Initial Class
   ING American Century Small-Mid Cap Value Portfolio
     - Initial Class
   ING Baron Small Cap Growth Portfolio - Initial Class
   ING Columbia Small Cap Value II Portfolio - Initial
     Class
   ING JPMorgan Mid Cap Value Portfolio - Initial Class
   ING Legg Mason Partners Aggressive Growth Portfolio
     - Initial Class
   ING Neuberger Berman Partners Portfolio - Initial Class
   ING Oppenheimer Global Portfolio - Initial Class
   ING Oppenheimer Strategic Income Portfolio - Service
     Class
   ING PIMCO Total Return Portfolio - Initial Class
   ING Pioneer High Yield Portfolio - Initial Class**
   ING T. Rowe Price Diversified Mid Cap Growth
     Portfolio - Initial Class
   ING UBS U.S. Large Cap Equity Portfolio - Initial
     Class
   ING Van Kampen Comstock Portfolio - Initial Class
   ING Van Kampen Equity and Income Portfolio -
     Initial Class
ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Conservative Portfolio -
     Class I
   ING VP Strategic Allocation Growth Portfolio - Class I
   ING VP Strategic Allocation Moderate Portfolio -
     Class I
ING Variable Funds:
   ING VP Growth and Income Portfolio - Class I*

ING Variable Portfolios, Inc.:
    ING Lehman Brothers U.S. Aggregate Bond Index®
      Portfolio - Class I**
    ING Opportunistic Large Cap Value Portfolio - Class I
    ING Russell™ Small Cap Index Portfolio - Class I**
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class I
ING Variable Products Trust:
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I

M Fund, Inc.:
    Brandes International Equity Fund
    Business Opportunity Value Fund
    Frontier Capital Appreciation Fund
    Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
    Neuberger Berman AMT Socially Responsive
      Portfolio® - Class I
Van Eck Worldwide Insurance Trust:
    Van Eck Worldwide Hard Assets Fund

*   Division added in 2007
** Division added in 2008

The names of certain Divisions were changed during 2008. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING Mid Cap Growth Portfolio - Institutional Class	ING FMR^{SM} Mid Cap Growth Portfolio - Institutional Class
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING Opportunistic Large Cap Value Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I

During 2008, the following Divisions were closed to contractowners:

ING Investors Trust:
    ING Mid Cap Growth Portfolio - Institutional Class
    ING UBS U.S. Allocation Portfolio - Service Class
    ING Van Kampen Large Cap Growth Portfolio - Institutional Class
ING Partners, Inc.:
    ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
    ING Neuberger Berman Regency Portfolio - Initial Class
ING Variable Products Trust:
    ING VP High Yield Bond Portfolio - Class I
    ING VP Real Estate Portfolio - Class S

There were no Divisions offered during 2008 that did not have any activity as of December 31, 2008.

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of SLD.

Contractowner Reserves

Contractowner reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

3.   **Recently Adopted Accounting Standards**

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. Charges and Fees

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 4.00% to 9.50% of each premium payment as defined in the Policies.

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Variable Survivorship, Estate Designer Policies, and Strategic Investor (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Policies.

For the Corporate Benefits, ING Corporate Advantage, Asset Portfolio Manager, Asset accumulator, ING Corporate Policies (Class B Policies), ING VUL-CV, ING VUL-ECV and ING SVUL-CV, mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

- For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the contractowner account value, is charged.
- For ING Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.35% of the contractowner account value, is charged.
- For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.45% of the contractowner account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.
- For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the contractowner account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.
- For ING Corporate Policies, a monthly deduction is charged to the contractowner account value at an annual rate ranging from 0.55% to 0.60% for policy years 1 through 10, 0.35% to 0.60% for policy years 11 through 20, and 0.20% to 0.60% for policy years after year 20.
- For ING VUL-CV and ING SVUL-CV policies, a monthly deduction at an annual rate of 0.30% of the contractowner account value is charged.
- For ING VUL-ECV policies, a monthly deduction at an annual rate of 0.45% of the contractowner account value is charged.

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies.

The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the contractowners and for surrender charges and taxes from amounts paid to contractowners. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements.

Premium Taxes

Premiums are subject to a charge for premium and other state and local taxes. The amount and timing of the payment by SLD depends on the state of residence and currently is up to 4.00% of premiums.

6.   **Related Party Transactions**

During the year ended December 31, 2008, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were paid to IIL, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING Variable Portfolios, Inc., and ING Variable Funds. The Trusts' advisory agreement provides for fees at annual rates up to 0.75% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ended December 31			
	2008		2007	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Core Equity Fund - Series I Shares	$ 289	$ 3,331	$ 178	$ 4,597
American Funds Insurance Series:				
American Funds Insurance Series® Growth Fund - Class 2	18,384	7,790	19,120	7,713
American Funds Insurance Series® Growth-Income Fund - Class 2	7,330	1,709	9,141	2,931
American Funds Insurance Series® International Fund - Class 2	19,142	11,823	20,446	10,007
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class	1,516	796	3,313	520
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class	9,118	3,714	17,276	6,586
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	18	27	25	103
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	2,267	2,967	2,647	1,824
ING BlackRock Large Cap Growth Portfolio - Institutional Class	626	697	4,152	3,051
ING BlackRock Large Cap Value Portfolio - Institutional Class	671	6,938	803	3,650
ING Evergreen Health Sciences Portfolio - Institutional Class	5,849	3,405	982	860
ING Evergreen Omega Portfolio - Institutional Class	12,229	8,369	8,827	11,504
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	7,057	5,799	3,263	3,550
ING Focus 5 Portfolio - Class I	45	1	-	-
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	121	2	-	-
ING Global Real Estate Portfolio - Service Class	14,826	1,566	-	-
ING Global Resources Portfolio - Institutional Class	17,419	11,297	13,441	5,599
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	10,865	7,387	6,085	8,650
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	6,472	5,110	9,947	12,428
ING JPMorgan Value Opportunities Portfolio - Institutional Class	7,225	3,202	2,354	5,302
ING Julius Baer Foreign Portfolio - Institutional Class	11,586	6,575	15,453	8,398
ING Legg Mason Value Portfolio - Institutional Class	3,214	1,364	1,612	1,054
ING LifeStyle Aggressive Growth Portfolio - Institutional Class	4,014	2,000	9,703	4,743
ING LifeStyle Growth Portfolio - Institutional Class	8,184	4,925	14,923	1,882
ING LifeStyle Moderate Growth Portfolio - Institutional Class	8,627	3,534	7,759	336
ING LifeStyle Moderate Portfolio - Institutional Class	4,941	719	3,102	505
ING Limited Maturity Bond Portfolio - Service Class	7,432	6,047	3,147	4,412
ING Liquid Assets Portfolio - Institutional Class	65,409	48,818	94,299	78,741
ING Liquid Assets Portfolio - Service Class	50,537	41,552	45,799	39,132
ING Lord Abbett Affiliated Portfolio - Institutional Class	43	20	13	17
ING Marsico Growth Portfolio - Institutional Class	2,952	2,415	7,427	6,149
ING Marsico International Opportunities Portfolio - Institutional Class	5,132	9,189	10,818	7,288

| | Year Ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING MFS Total Return Portfolio - Institutional Class	$ 2,528	$ 1,703	$ 1,669	$ 1,083
ING MFS Utilities Portfolio - Service Class	10,510	15,489	12,930	10,142
ING Mid Cap Growth Portfolio - Institutional Class	53	2,580	15	735
ING Oppenheimer Main Street Portfolio® - Institutional Class	461	314	679	511
ING PIMCO Core Bond Portfolio - Institutional Class	6,596	864	-	-
ING Pioneer Fund Portfolio - Institutional Class	1,836	1,816	514	165
ING Pioneer Mid Cap Value Portfolio - Institutional Class	3,163	3,199	4,723	10,305
ING Stock Index Portfolio - Institutional Class	27,874	24,668	18,740	39,665
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	17,777	6,574	12,666	6,083
ING T. Rowe Price Equity Income Portfolio - Institutional Class	9,862	4,733	6,060	3,025
ING UBS U.S. Allocation Portfolio - Service Class	18	111	107	266
ING Van Kampen Capital Growth Portfolio - Institutional Class	77,371	19,553	168	1,071
ING Van Kampen Growth and Income Portfolio - Service Class	3,688	991	3,221	1,310
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	3,768	75,245	4,709	12,821
ING VP Index Plus International Equity Portfolio - Service Class	13,681	5,971	1,957	6,024
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	2,420	2,570	1,631	4,214
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Initial Class	15	12	3	40
ING American Century Small-Mid Cap Value Portfolio - Initial Class	56	101	91	193
ING Baron Small Cap Growth Portfolio - Initial Class	3,816	2,471	5,651	883
ING Columbia Small Cap Value II Portfolio - Initial Class	3,338	2,538	2,243	1,749
ING JPMorgan Mid Cap Value Portfolio - Initial Class	6,155	3,185	7,851	5,985
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	-	36	6	70
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	2,794	22,357	4,021	2,717
ING Neuberger Berman Partners Portfolio - Initial Class	1,259	530	1,385	801
ING Neuberger Berman Regency Portfolio - Initial Class	354	837	444	170
ING Oppenheimer Global Portfolio - Initial Class	5,506	567	2,460	1,333
ING Oppenheimer Strategic Income Portfolio - Service Class	11,414	5,436	3,681	1,058
ING PIMCO Total Return Portfolio - Initial Class	7,492	9,013	5,722	2,610
ING Pioneer High Yield Portfolio - Initial Class	26,327	2,768	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	14,077	10,529	6,057	6,117
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	1,638	322	689	4,966
ING Van Kampen Comstock Portfolio - Initial Class	2,483	3,248	2,144	2,616
ING Van Kampen Equity and Income Portfolio - Initial Class	738	794	793	221
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	14	7	9	65
ING VP Strategic Allocation Growth Portfolio - Class I	247	677	150	156
ING VP Strategic Allocation Moderate Portfolio - Class I	268	95	196	1,774

| | Year Ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	$ -	$ 1	$ 16	$ -
ING Variable Portfolios, Inc.:				
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	2,585	662	-	-
ING Opportunistic Large Cap Value Portfolio - Class I	333	377	33	311
ING Russell™ Small Cap Index Portfolio - Class I	272	5	-	-
ING VP Index Plus LargeCap Portfolio - Class I	2,082	1,188	1,792	1,692
ING VP Index Plus MidCap Portfolio - Class I	4,116	2,508	4,279	2,710
ING VP Index Plus SmallCap Portfolio - Class I	3,081	2,611	3,143	2,477
ING Variable Products Trust:				
ING VP High Yield Bond Portfolio - Class I	11,196	36,117	36,319	35,685
ING VP MidCap Opportunities Portfolio - Class I	2,432	451	1	995
ING VP Real Estate Portfolio - Class S	7,231	21,071	6,276	7,790
ING VP SmallCap Opportunities Portfolio - Class I	10,528	6,370	1,214	661
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	2,658	2,570	2,658	4,805
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	33,207	9,555	4,863	2,591
M Fund, Inc.:				
Brandes International Equity Fund	5,985	4,439	5,681	2,977
Business Opportunity Value Fund	1,413	862	725	601
Frontier Capital Appreciation Fund	1,192	2,078	1,643	1,059
Turner Core Growth Fund	2,299	1,374	849	1,225
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	332	140	188	20
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Hard Assets Fund	2,127	2,970	1,530	4,097

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

8. Changes in Units

The changes in units outstanding were as follows:

Year Ending December 31

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Core Equity Fund - Series I Shares	8,887	311,859	(302,972)	65	384,909	(384,844)
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	1,120,535	871,660	248,875	823,721	447,177	376,544
American Funds Insurance Series® Growth-Income Fund - Class 2	531,354	321,333	210,021	469,498	199,862	269,636
American Funds Insurance Series® International Fund - Class 2	720,227	727,984	(7,757)	684,893	409,403	275,490
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	148,463	96,801	51,662	212,094	39,392	172,702
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class	871,616	532,827	338,789	915,522	460,583	454,939
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	48	2,393	(2,345)	402	9,442	(9,040)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	178,914	254,129	(75,215)	182,976	145,732	37,244
ING BlackRock Large Cap Growth Portfolio - Institutional Class	51,506	65,816	(14,310)	310,449	229,182	81,267
ING BlackRock Large Cap Value Portfolio - Institutional Class	6,177	594,541	(588,364)	141	248,732	(248,591)
ING Evergreen Health Sciences Portfolio - Institutional Class	502,652	430,583	72,069	71,067	69,455	1,612
ING Evergreen Omega Portfolio - Institutional Class	1,011,002	1,012,344	(1,342)	674,617	885,539	(210,922)
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	780,041	867,663	(87,622)	314,285	345,085	(30,800)
ING Focus 5 Portfolio - Class I	5,563	251	5,312	-	-	-
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	14,603	597	14,006	-	-	-
ING Global Real Estate Portfolio - Service Class	1,796,680	238,484	1,558,196	-	-	-
ING Global Resources Portfolio - Institutional Class	580,197	489,889	90,308	440,667	212,991	227,676
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	960,543	832,872	127,671	469,709	689,519	(219,810)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	522,112	616,454	(94,342)	570,692	855,381	(284,689)
ING JPMorgan Value Opportunities Portfolio - Institutional Class	864,951	474,773	390,178	142,667	421,621	(278,954)
ING Julius Baer Foreign Portfolio - Institutional Class	788,341	658,196	130,145	876,192	543,125	333,067

Year Ending December 31

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Legg Mason Value Portfolio - Institutional Class	239,666	255,704	(16,038)	127,152	89,251	37,901
ING LifeStyle Aggressive Growth Portfolio - Institutional Class	322,026	210,431	111,595	623,046	322,028	301,018
ING LifeStyle Growth Portfolio - Institutional Class	672,959	506,023	166,936	1,021,658	146,152	875,506
ING LifeStyle Moderate Growth Portfolio - Institutional Class	765,425	372,944	392,481	571,444	38,331	533,113
ING LifeStyle Moderate Portfolio - Institutional Class	520,109	195,503	324,606	232,766	39,870	192,896
ING Limited Maturity Bond Portfolio - Service Class	585,429	657,351	(71,922)	261,166	410,387	(149,221)
ING Liquid Assets Portfolio - Institutional Class	6,815,115	5,491,485	1,323,630	8,309,371	7,159,369	1,150,002
ING Liquid Assets Portfolio - Service Class	4,989,250	4,376,693	612,557	3,473,450	3,060,713	412,737
ING Lord Abbett Affiliated Portfolio - Institutional Class	10	1,232	(1,222)	2	820	(818)
ING Marsico Growth Portfolio - Institutional Class	311,736	252,069	59,667	543,333	441,375	101,958
ING Marsico International Opportunities Portfolio - Institutional Class	360,216	801,441	(441,225)	550,061	456,480	93,581
ING MFS Total Return Portfolio - Institutional Class	128,361	137,397	(9,036)	75,667	72,554	3,113
ING MFS Utilities Portfolio - Service Class	638,431	1,041,344	(402,913)	693,297	601,637	91,660
ING Mid Cap Growth Portfolio - Institutional Class	5,023	290,116	(285,093)	1,875	72,155	(70,280)
ING Oppenheimer Main Street Portfolio® - Institutional Class	40,301	33,589	6,712	54,112	42,156	11,956
ING PIMCO Core Bond Portfolio - Institutional Class	694,304	121,772	572,532	-	-	-
ING Pioneer Fund Portfolio - Institutional Class	203,610	199,678	3,932	35,004	12,109	22,895
ING Pioneer Mid Cap Value Portfolio - Institutional Class	290,156	380,342	(90,186)	293,814	796,438	(502,624)
ING Stock Index Portfolio - Institutional Class	3,065,433	3,363,600	(298,167)	812,406	2,957,229	(2,144,823)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	916,432	698,669	217,763	389,328	343,180	46,148
ING T. Rowe Price Equity Income Portfolio - Institutional Class	622,743	482,899	139,844	304,486	184,337	120,149
ING UBS U.S. Allocation Portfolio - Service Class	217	9,623	(9,406)	8,246	21,744	(13,498)
ING Van Kampen Capital Growth Portfolio - Institutional Class	5,680,244	1,925,457	3,754,787	2,121	74,599	(72,478)
ING Van Kampen Growth and Income Portfolio - Service Class	296,956	140,464	156,492	217,690	102,366	115,324
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	302,735	7,320,993	(7,018,258)	459,799	1,161,781	(701,982)
ING VP Index Plus International Equity Portfolio - Service Class	427,568	758,540	(330,972)	175,384	458,177	(282,793)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	172,095	389,918	(217,823)	178,195	411,775	(233,580)

Year Ending December 31

	2008 Units Issued	2008 Units Redeemed	2008 Net Increase (Decrease)	2007 Units Issued	2007 Units Redeemed	2007 Net Increase (Decrease)
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Initial Class	8	1,449	(1,441)	-	2,954	(2,954)
ING American Century Small-Mid Cap Value Portfolio - Initial Class	348	9,008	(8,660)	822	13,996	(13,174)
ING Baron Small Cap Growth Portfolio - Initial Class	404,268	325,214	79,054	432,438	76,577	355,861
ING Columbia Small Cap Value II Portfolio - Initial Class	442,546	385,143	57,403	226,895	177,687	49,208
ING JPMorgan Mid Cap Value Portfolio - Initial Class	390,111	292,793	97,318	367,421	315,938	51,483
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	21	2,427	(2,406)	352	4,021	(3,669)
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	199,412	1,996,481	(1,797,069)	321,096	279,998	41,098
ING Neuberger Berman Partners Portfolio - Initial Class	137,277	69,490	67,787	116,596	75,518	41,078
ING Neuberger Berman Regency Portfolio - Initial Class	35,530	83,439	(47,909)	41,103	16,008	25,095
ING Oppenheimer Global Portfolio - Initial Class	559,582	109,286	450,296	154,555	99,952	54,603
ING Oppenheimer Strategic Income Portfolio - Service Class	1,133,819	696,356	437,463	308,132	104,481	203,651
ING PIMCO Total Return Portfolio - Initial Class	552,645	802,111	(249,466)	455,518	241,936	213,582
ING Pioneer High Yield Portfolio - Initial Class	2,930,058	391,641	2,538,417	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	940,997	1,162,813	(221,816)	196,107	470,561	(274,454)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	147,281	35,299	111,982	52,044	375,193	(323,149)
ING Van Kampen Comstock Portfolio - Initial Class	205,753	325,265	(119,512)	119,522	176,595	(57,073)
ING Van Kampen Equity and Income Portfolio - Initial Class	43,558	68,309	(24,751)	49,391	18,232	31,159
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class I	4	558	(554)	117	5,458	(5,341)
ING VP Strategic Allocation Growth Portfolio - Class I	191	59,644	(59,453)	-	10,923	(10,923)
ING VP Strategic Allocation Moderate Portfolio - Class I	623	8,679	(8,056)	188	134,753	(134,565)
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	6	86	(80)	1,637	11	1,626
ING Variable Portfolios, Inc.:						
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	258,294	70,261	188,033	-	-	-
ING Opportunistic Large Cap Value Portfolio - Class I	8,184	35,666	(27,482)	89	25,266	(25,177)
ING Russell™ Small Cap Index Portfolio - Class I	34,780	714	34,066	-	-	-
ING VP Index Plus LargeCap Portfolio - Class I	133,753	143,538	(9,785)	131,103	131,501	(398)
ING VP Index Plus MidCap Portfolio - Class I	255,465	266,020	(10,555)	206,760	183,730	23,030
ING VP Index Plus SmallCap Portfolio - Class I	223,865	263,590	(39,725)	130,225	171,333	(41,108)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

| | **Year Ending December 31** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING VP High Yield Bond Portfolio - Class I	914,121	3,293,916	(2,379,795)	3,053,468	3,130,036	(76,568)
ING VP MidCap Opportunities Portfolio - Class I	168,341	35,589	132,752	75	69,596	(69,521)
ING VP Real Estate Portfolio - Class S	370,506	1,605,362	(1,234,856)	379,486	531,430	(151,944)
ING VP SmallCap Opportunities Portfolio - Class I	950,752	865,496	85,256	119,255	68,360	50,895
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	212,301	380,271	(167,970)	142,631	443,524	(300,893)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	2,565,687	1,005,888	1,559,799	345,830	229,827	116,003
M Fund, Inc.:						
Brandes International Equity Fund	271,581	302,305	(30,724)	118,928	140,820	(21,892)
Business Opportunity Value Fund	117,268	77,980	39,288	31,790	40,796	(9,006)
Frontier Capital Appreciation Fund	95,178	154,459	(59,281)	39,627	56,285	(16,658)
Turner Core Growth Fund	207,046	136,701	70,345	43,872	89,240	(45,368)
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	27,995	14,570	13,425	14,188	1,702	12,487
Van Eck Worldwide Insurance Trust:						
Van Eck Worldwide Hard Assets Fund	5,739	74,551	(68,812)	239	120,934	(120,695)

73

9. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
Contracts in accumulation period:			
Class A	917,708.283	$ 8.12	$ 7,451,791
Class B	123,866.324	8.28	1,025,613
	1,041,574.607		$ 8,477,404
American Funds Insurance Series® Growth Fund - Class 2			
Contracts in accumulation period:			
Class A	1,575,911.874	$ 11.25	$ 17,729,009
Class B	1,633,358.335	11.74	19,175,627
ING Corporate Advantage VUL	14,673.608	8.29	121,644
	3,223,943.817		$ 37,026,280
American Funds Insurance Series® Growth-Income Fund - Class 2			
Contracts in accumulation period:			
Class A	972,593.727	$ 10.92	$ 10,620,723
Class B	959,477.510	11.40	10,938,044
ING Corporate Advantage VUL	4,865.835	8.22	39,997
	1,936,937.072		$ 21,598,764
American Funds Insurance Series® International Fund - Class 2			
Contracts in accumulation period:			
Class A	1,082,954.889	$ 15.99	$ 17,316,449
Class B	1,064,997.291	16.69	17,774,805
ING Corporate Advantage VUL	5,704.330	10.22	58,298
	2,153,656.510		$ 35,149,552
Fidelity® VIP Equity-Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	157,542.864	$ 7.57	$ 1,192,599
Class B	185,834.132	7.79	1,447,648
ING Corporate Advantage VUL	4,371.871	7.62	33,314
	347,748.867		$ 2,673,561
Fidelity® VIP Contrafund® Portfolio - Service Class			
Contracts in accumulation period:			
Class A	671,112.421	$ 8.87	$ 5,952,767
Class B	738,797.362	9.12	6,737,832
ING Corporate Advantage VUL	10,374.926	8.90	92,337
	1,420,284.709		$ 12,782,936
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	25,522.311	$ 10.45	$ 266,708
Class B	12,160.503	10.75	130,725
	37,682.814		$ 397,433

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	84,700.070	$ 7.61	$ 644,568
Class B	65,341.650	7.83	511,625
ING Corporate Advantage VUL	510.216	11.60	5,919
	150,551.936		$ 1,162,112
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	103,017.603	$ 7.98	$ 822,080
Class B	37,021.547	8.21	303,947
	140,039.150		$ 1,126,027
ING BlackRock Large Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	835,295.329	$ 8.90	$ 7,434,128
Class B	68,780.824	9.22	634,159
	904,076.153		$ 8,068,287
ING Evergreen Health Sciences Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	175,567.094	$ 9.50	$ 1,667,887
Class B	89,402.936	9.77	873,467
ING Corporate Advantage VUL	5,671.705	8.48	48,096
	270,641.735		$ 2,589,450
ING Evergreen Omega Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,853,503.191	$ 9.63	$ 17,849,236
Class B	563,511.823	9.90	5,578,767
	2,417,015.014		$ 23,428,003
ING FMR^SM Diversified Mid Cap Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,475,679.656	$ 6.83	$ 10,078,892
Class B	323,133.945	6.97	2,252,244
ING Corporate Advantage VUL	1,215.682	7.99	9,713
	1,800,029.283		$ 12,340,849
ING Focus 5 Portfolio - Class I			
Contracts in accumulation period:			
Class A	1,316.329	$ 5.99	$ 7,885
Class B	3,995.761	6.02	24,054
	5,312.090		$ 31,939
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	5,115.513	$ 6.75	$ 34,530
Class B	8,890.180	6.79	60,364
	14,005.693		$ 94,894

Division/Contract	Units	Unit Value	Extended Value
ING Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Class A	930,789.396	$ 5.71	$ 5,314,807
Class B	626,130.596	5.74	3,593,990
ING Corporate Advantage VUL	1,276.081	5.92	7,554
	1,558,196.073		$ 8,916,351
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	306,507.794	$ 21.09	$ 6,464,249
Class B	310,075.931	18.59	5,764,312
ING Corporate Advantage VUL	353.135	12.62	4,457
	616,936.860		$ 12,233,018
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,639,517.220	$ 7.64	$ 12,525,912
Class B	943,676.733	7.79	7,351,242
ING Corporate Advantage VUL	3,633.880	7.83	28,453
	2,586,827.833		$ 19,905,607
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,642,845.645	$ 9.83	$ 16,149,173
Class B	339,262.428	10.18	3,453,692
ING Corporate Advantage VUL	1,002.727	9.04	9,065
	1,983,110.800		$ 19,611,930
ING JPMorgan Value Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	559,709.733	$ 7.56	$ 4,231,406
Class B	505,428.613	7.77	3,927,180
ING Corporate Advantage VUL	477.577	7.77	3,711
	1,065,615.923		$ 8,162,297
ING Julius Baer Foreign Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	638,181.073	$ 9.89	$ 6,311,611
Class B	721,890.549	10.16	7,334,408
ING Corporate Advantage VUL	5,719.018	10.12	57,876
	1,365,790.640		$ 13,703,895
ING Legg Mason Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	223,603.093	$ 5.25	$ 1,173,916
Class B	474,409.737	5.44	2,580,789
ING Corporate Advantage VUL	593.022	5.11	3,030
	698,605.852		$ 3,757,735

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Aggressive Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	256,900.374	$ 8.56	$ 2,199,067
Class B	424,759.403	8.73	3,708,150
ING Corporate Advantage VUL	226.661	8.73	1,979
	681,886.438		$ 5,909,196
ING LifeStyle Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	723,098.891	$ 8.96	$ 6,478,966
Class B	933,139.362	9.14	8,528,894
ING Corporate Advantage VUL	3,843.426	9.14	35,129
	1,660,081.679		$ 15,042,989
ING LifeStyle Moderate Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	554,003.935	$ 9.28	$ 5,141,157
Class B	593,909.983	9.47	5,624,328
ING Corporate Advantage VUL	3,557.886	9.47	33,693
	1,151,471.804		$ 10,799,178
ING LifeStyle Moderate Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	166,968.082	$ 9.71	$ 1,621,260
Class B	373,024.396	9.91	3,696,672
ING Corporate Advantage VUL	5,293.134	9.91	52,455
	545,285.612		$ 5,370,387
ING Limited Maturity Bond Portfolio - Service Class			
Contracts in accumulation period:			
Class A	1,290,120.668	$ 10.79	$ 13,920,402
Class B	694,961.253	14.76	10,257,628
ING Corporate Advantage VUL	3,391.120	11.17	37,879
	1,988,473.041		$ 24,215,909
ING Liquid Assets Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	8,269,840.076	$ 11.38	$ 94,110,780
	8,269,840.076		$ 94,110,780
ING Liquid Assets Portfolio - Service Class			
Contracts in accumulation period:			
Class B	3,052,433.783	$ 13.41	$ 40,933,137
ING Corporate Advantage VUL	22,860.912	11.51	263,129
	3,075,294.695		$ 41,196,266
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	9,926.944	$ 11.44	$ 113,564
Class B	5,308.822	11.94	63,387
	15,235.766		$ 176,951

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	203,873.750	$ 10.92	$ 2,226,301
Class B	459,501.837	6.88	3,161,373
	663,375.587		$ 5,387,674
ING Marsico International Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	385,720.703	$ 9.27	$ 3,575,631
Class B	353,889.702	9.53	3,372,569
ING Corporate Advantage VUL	2,060.061	9.53	19,632
	741,670.466		$ 6,967,832
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	214,323.731	$ 11.67	$ 2,501,158
Class B	195,399.782	13.54	2,645,713
ING Corporate Advantage VUL	207.265	9.58	1,986
	409,930.778		$ 5,148,857
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Class A	486,863.283	$ 11.62	$ 5,657,351
Class B	211,326.676	11.94	2,523,241
ING Corporate Advantage VUL	763.003	11.94	9,110
	698,952.962		$ 8,189,702
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Contracts in accumulation period:			
Class A	38,614.706	$ 8.05	$ 310,848
Class B	43,477.541	7.30	317,386
	82,092.247		$ 628,234
ING PIMCO Core Bond Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	276,922.261	$ 10.05	$ 2,783,069
Class B	295,302.457	10.11	2,985,508
ING Corporate Advantage VUL	306.840	10.05	3,084
	572,531.558		$ 5,771,661
ING Pioneer Fund Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	89,083.890	$ 8.69	$ 774,139
Class B	32,601.928	8.93	291,135
	121,685.818		$ 1,065,274
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	534,416.441	$ 8.57	$ 4,579,949
Class B	323,246.421	8.81	2,847,801
ING Corporate Advantage VUL	491.050	8.81	4,326
	858,153.912		$ 7,432,076

Division/Contract	Units	Unit Value	Extended Value
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	11,821,147.850	$ 8.54	$ 100,952,603
Class B	2,592,879.276	8.84	22,921,053
ING Corporate Advantage VUL	3,061.458	8.29	25,379
	14,417,088.584		$ 123,899,035
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,479,935.182	$ 13.99	$ 20,704,293
Class B	1,298,910.524	14.83	19,262,843
ING Corporate Advantage VUL	2,737.342	9.58	26,224
	2,781,583.048		$ 39,993,360
ING T. Rowe Price Equity Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	703,497.473	$ 11.67	$ 8,209,816
Class B	595,255.141	11.17	6,649,000
ING Corporate Advantage VUL	8,290.230	8.45	70,052
	1,307,042.844		$ 14,928,868
ING Van Kampen Capital Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	3,571,014.652	$ 7.71	$ 27,532,523
Class B	455,793.825	7.99	3,641,793
	4,026,808.477		$ 31,174,316
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	241,223.053	$ 8.81	$ 2,125,175
Class B	314,429.119	9.06	2,848,728
ING Corporate Advantage VUL	1,611.157	9.02	14,533
	557,263.329		$ 4,988,436
ING VP Index Plus International Equity Portfolio - Service Class			
Contracts in accumulation period:			
Class A	2,540,566.643	$ 7.71	$ 19,587,769
Class B	352,011.340	7.89	2,777,369
ING Corporate Advantage VUL	455.463	7.89	3,594
	2,893,033.446		$ 22,368,732
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
Class A	852,192.957	$ 6.69	$ 5,701,171
Class B	533,463.423	6.83	3,643,555
ING Corporate Advantage VUL	128.764	6.86	883
	1,385,785.144		$ 9,345,609
ING American Century Large Company Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	437.371	$ 7.74	$ 3,385
Class B	1,133.387	7.96	9,022
	1,570.758		$ 12,407

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	20,090.286	$ 9.25	$ 185,835
Class B	11,105.586	9.51	105,614
	31,195.872		$ 291,449
ING Baron Small Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	504,588.028	$ 7.84	$ 3,955,970
Class B	403,822.585	8.07	3,258,848
ING Corporate Advantage VUL	5,085.836	7.80	39,670
	913,496.449		$ 7,254,488
ING Columbia Small Cap Value II Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	410,281.140	$ 6.81	$ 2,794,015
Class B	334,962.939	6.94	2,324,643
ING Corporate Advantage VUL	3,203.007	6.94	22,229
	748,447.086		$ 5,140,887
ING JPMorgan Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	384,437.633	$ 12.97	$ 4,986,156
Class B	517,907.208	13.53	7,007,285
ING Corporate Advantage VUL	8,753.300	8.76	76,679
	911,098.141		$ 12,070,120
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	3,574.513	$ 9.92	$ 35,459
Class B	5,331.307	10.35	55,179
	8,905.820		$ 90,638
ING Neuberger Berman Partners Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	73,774.792	$ 5.44	$ 401,335
Class B	84,890.007	5.55	471,140
ING Corporate Advantage VUL	559.654	5.63	3,151
	159,224.453		$ 875,626
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	397,617.982	$ 8.83	$ 3,510,967
Class B	482,719.262	9.08	4,383,091
ING Corporate Advantage VUL	1,890.357	8.96	16,938
	882,227.601		$ 7,910,996
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	832,112.609	$ 9.82	$ 8,171,346
Class B	385,903.674	10.10	3,897,627
ING Corporate Advantage VUL	1,753.685	10.16	17,817
	1,219,769.968		$ 12,086,790

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	884,529.864	$ 12.04	$ 10,649,740
Class B	673,417.944	12.57	8,464,864
ING Corporate Advantage VUL	14,387.956	11.81	169,922
	1,572,335.764		$ 19,284,526
ING Pioneer High Yield Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	1,861,688.910	$ 7.10	$ 13,217,991
Class B	675,158.405	7.13	4,813,879
ING Corporate Advantage VUL	1,569.423	7.00	10,986
	2,538,416.738		$ 18,042,856
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	2,231,180.429	$ 8.07	$ 18,005,626
Class B	676,734.496	8.30	5,616,896
ING Corporate Advantage VUL	380.063	8.05	3,060
	2,908,294.988		$ 23,625,582
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	83,557.221	$ 7.70	$ 643,391
Class B	200,415.958	7.92	1,587,294
	283,973.179		$ 2,230,685
ING Van Kampen Comstock Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	247,957.544	$ 9.12	$ 2,261,373
Class B	375,992.564	9.59	3,605,769
ING Corporate Advantage VUL	2,781.052	7.73	21,498
	626,731.160		$ 5,888,640
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	65,369.125	$ 10.16	$ 664,150
Class B	134,707.590	10.68	1,438,677
ING Corporate Advantage VUL	1,551.417	9.81	15,219
	201,628.132		$ 2,118,046
ING VP Strategic Allocation Conservative Portfolio - Class I			
Contracts in accumulation period:			
Class A	8,000.537	$ 9.25	$ 74,005
Class B	1,609.676	9.55	15,372
	9,610.213		$ 89,377
ING VP Strategic Allocation Growth Portfolio - Class I			
Contracts in accumulation period:			
Class A	16,475.036	$ 8.60	$ 141,685
Class B	64,859.347	8.88	575,951
	81,334.383		$ 717,636

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Moderate Portfolio - Class I			
Contracts in accumulation period:			
Class A	38,465.357	$ 8.90	$ 342,342
Class B	110,533.502	9.19	1,015,803
	148,998.859		$ 1,358,145
ING VP Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Class A	25.214	$ 6.17	$ 156
Class B	1,521.003	6.22	9,461
	1,546.217		$ 9,617
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I			
Contracts in accumulation period:			
Class A	113,535.131	$ 10.31	$ 1,170,547
Class B	74,497.949	10.36	771,799
	188,033.080		$ 1,942,346
ING Opportunistic Large Cap Value Portfolio - Class I			
Contracts in accumulation period:			
Class A	81,879.720	$ 7.47	$ 611,642
Class B	39,440.939	7.65	301,723
	121,320.659		$ 913,365
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Class A	15,772.835	$ 6.99	$ 110,252
Class B	18,293.508	7.03	128,603
	34,066.343		$ 238,855
ING VP Index Plus LargeCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	629,159.788	$ 8.44	$ 5,310,109
Class B	380,836.698	8.88	3,381,830
ING Corporate Advantage VUL	1,411.779	8.19	11,562
	1,011,408.265		$ 8,703,501
ING VP Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	565,800.624	$ 9.78	$ 5,533,530
Class B	392,483.515	10.28	4,034,731
ING Corporate Advantage VUL	1,364.567	8.19	11,176
	959,648.706		$ 9,579,437
ING VP Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	386,372.991	$ 9.92	$ 3,832,820
Class B	420,044.055	10.43	4,381,059
ING Corporate Advantage VUL	412.773	7.90	3,261
	806,829.819		$ 8,217,140

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Class A	117,070.542	$ 9.14	$ 1,070,025
Class B	154,112.634	9.68	1,491,810
	271,183.176		$ 2,561,835
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Class A	271,228.767	$ 7.01	$ 1,901,314
Class B	249,890.435	7.43	1,856,686
ING Corporate Advantage VUL	1,413.418	9.49	13,413
	522,532.620		$ 3,771,413
ING VP Balanced Portfolio - Class I			
Contracts in accumulation period:			
Class A	1,138,198.034	$ 7.89	$ 8,980,382
Class B	219,527.919	8.05	1,767,200
	1,357,725.953		$ 10,747,582
ING VP Intermediate Bond Portfolio - Class I			
Contracts in accumulation period:			
Class A	1,671,658.820	$ 11.97	$ 20,009,756
Class B	1,535,099.872	12.59	19,326,907
ING Corporate Advantage VUL	21,160.036	10.47	221,546
	3,227,918.728		$ 39,558,209
Brandes International Equity Fund			
Contracts in accumulation period:			
Class A	918,349.854	$ 12.69	$ 11,653,860
Class B	47,851.739	13.45	643,606
	966,201.593		$ 12,297,466
Business Opportunity Value Fund			
Contracts in accumulation period:			
Class A	194,129.295	$ 9.79	$ 1,900,526
Class B	51,720.097	10.29	532,200
	245,849.392		$ 2,432,726
Frontier Capital Appreciation Fund			
Contracts in accumulation period:			
Class A	475,977.482	$ 11.03	$ 5,250,032
Class B	22,019.518	11.69	257,408
	497,997.000		$ 5,507,440
Turner Core Growth Fund			
Contracts in accumulation period:			
Class A	240,567.710	$ 7.65	$ 1,840,343
Class B	73,356.145	8.11	594,918
	313,923.855		$ 2,435,261

Division/Contract	Units	Unit Value	Extended Value
Neuberger Berman AMT Socially Responsive Portfolio® - Class I			
Contracts in accumulation period:			
Class A	16,681.501	$ 8.24	$ 137,456
Class B	15,560.787	8.48	131,955
ING Corporate Advantage VUL	571.495	8.25	4,715
	32,813.783		$ 274,126
Van Eck Worldwide Hard Assets Fund			
Contracts in accumulation period:			
Class A	176,980.720	$ 23.45	$ 4,150,198
Class B	50,835.158	23.04	1,171,242
	227,815.878		$ 5,321,440

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

10. Financial Highlights

A summary of unit values, units outstanding and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
AIM V.I. Core Equity Fund - Series I Shares									
2008	1,042	$8.12	to $8.28	$8,477	2.01%	0.00%	to 0.75%	-30.66%	to -30.13%
2007	1,345	$11.71	to $11.85	$15,770	1.03%	0.00%	to 0.75%	7.33%	to 8.12%
2006	1,729	$10.91	to $10.96	$18,879	(c)	0.00%	to 0.75%		(c)
2005	(c)		(c)	(c)	(c)		(c)		(c)
2004	(c)		(c)	(c)	(c)		(c)		(c)
American Funds Insurance Series® Growth Fund - Class 2									
2008	3,224	$8.29	to $11.74	$37,026	0.91%	0.00%	to 0.75%	-44.39%	to -43.96%
2007	2,975	$14.80	to $20.95	$61,155	0.85%	0.00%	to 0.75%	11.52%	to 12.38%
2006	2,599	$13.17	to $18.65	$47,749	0.88%	0.00%	to 0.75%	9.41%	to 10.22%
2005	2,000	$16.58	to $16.92	$33,471	0.77%	0.00%	to 0.75%	15.30%	to 16.21%
2004	1,361	$14.38	to $14.56	$19,658	0.24%	0.00%	to 0.75%	11.65%	to 12.43%
American Funds Insurance Series® Growth-Income Fund - Class 2									
2008	1,937	$8.22	to $11.40	$21,599	1.93%	0.00%	to 0.75%	-38.34%	to -37.82%
2007	1,727	$13.22	to $18.35	$31,094	1.67%	0.00%	to 0.75%	4.24%	to 5.10%
2006	1,457	$12.58	to $17.46	$25,076	1.66%	0.00%	to 0.75%	14.33%	to 15.17%
2005	1,223	$14.86	to $15.16	$18,342	1.45%	0.00%	to 0.75%	5.09%	to 5.87%
2004	947	$14.14	to $14.32	$13,451	1.19%	0.00%	to 0.75%	9.53%	to 10.32%
American Funds Insurance Series® International Fund - Class 2									
2008	2,154	$10.22	to $16.69	$35,150	2.02%	0.00%	to 0.75%	-42.56%	to -42.10%
2007	2,161	$17.65	to $28.84	$61,314	1.62%	0.00%	to 0.75%	19.13%	to 20.02%
2006	1,886	$14.71	to $24.03	$44,727	1.91%	0.00%	to 0.75%	18.09%	to 19.02%
2005	1,292	$19.79	to $20.19	$25,807	1.72%	0.00%	to 0.75%	20.60%	to 21.48%
2004	828	$16.41	to $16.62	$13,661	1.90%	0.00%	to 0.75%	18.40%	to 19.31%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Equity-Income Portfolio - Service Class												
2008	348	$7.57	to	$7.79	$2,674	2.86%	0.00%	to	0.75%	-43.17%	to	-42.68%
2007	296	$13.30	to	$13.59	$3,978	2.46%	0.00%	to	0.75%	0.68%	to	1.45%
2006	123	$13.11	to	$13.40	$1,640	3.02%	0.00%	to	0.75%	19.19%	to	20.07%
2005	10	$11.10	to	$11.16	$108	(b)	0.00%	to	0.75%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
Fidelity® VIP Contrafund® Portfolio - Service Class												
2008	1,420	$8.87	to	$9.12	$12,783	1.12%	0.00%	to	0.75%	-43.03%	to	-42.58%
2007	1,081	$15.50	to	$15.89	$16,998	1.03%	0.00%	to	0.75%	16.63%	to	17.53%
2006	627	$13.19	to	$13.52	$8,408	1.29%	0.00%	to	0.75%	10.70%	to	11.55%
2005	170	$12.06	to	$12.12	$2,048	(b)	0.00%	to	0.75%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2008	38	$10.45	to	$10.75	$397	4.31%	0.00%	to	0.75%	-3.95%	to	-3.24%
2007	40	$10.88	to	$11.11	$439	4.39%	0.00%	to	0.75%	3.52%	to	4.42%
2006	49	$10.51	to	$10.64	$518	3.88%	0.00%	to	0.75%	3.55%	to	4.31%
2005	44	$10.15	to	$10.20	$448	(b)	0.00%	to	0.75%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class												
2008	151	$7.61	to	$11.60	$1,162	-	0.00%	to	0.75%	-46.75%	to	-46.30%
2007	226	$14.29	to	$21.60	$3,252	0.11%	0.00%	to	0.75%	10.26%	to	11.13%
2006	189	$12.96	to	$19.44	$2,452	-	0.00%	to	0.75%	1.25%	to	1.94%
2005	319	$12.80	to	$12.87	$4,083	(b)	0.00%	to	0.75%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2008	140	$7.98	to	$8.21	$1,126	0.19%	0.00%	to	0.75%	-39.41%	to	-38.91%
2007	154	$13.17	to	$13.44	$2,045	-	0.00%	to	0.75%	6.30%	to	7.09%
2006	73	$12.39	to	$12.55	$908	(c)	0.00%	to	0.75%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Large Cap Value Portfolio - Institutional Class												
2008	904	$8.90	to	$9.22	$8,068	0.57%	0.00%	to	0.75%	-35.65%	to	-35.16%
2007	1,492	$13.83	to	$14.22	$20,672	0.56%	0.00%	to	0.75%	3.75%	to	4.56%
2006	1,741	$13.33	to	$13.60	$23,235	0.76%	0.00%	to	0.75%	15.81%	to	16.64%
2005	2,242	$11.51	to	$11.66	$25,828	-	0.00%	to	0.75%	4.73%	to	5.62%
2004	2,532	$10.99	to	$11.04	$27,830	(a)	0.00%	to	0.75%		(a)	
ING Evergreen Health Sciences Portfolio - Institutional Class												
2008	271	$8.48	to	$9.77	$2,589	0.49%	0.00%	to	0.75%	-29.00%	to	-28.48%
2007	199	$11.86	to	$13.66	$2,671	0.35%	0.00%	to	0.75%	7.90%	to	8.76%
2006	197	$10.91	to	$12.56	$2,450	(c)	0.00%	to	0.75%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Evergreen Omega Portfolio - Institutional Class												
2008	2,417	$9.63	to	$9.90	$23,428	0.49%	0.00%	to	0.75%	-27.92%	to	-27.37%
2007	2,418	$13.36	to	$13.63	$32,429	0.33%	0.00%	to	0.75%	11.15%	to	11.90%
2006	2,629	$12.02	to	$12.18	$31,669	-	0.00%	to	0.75%	5.07%	to	5.91%
2005	2,942	$11.44	to	$11.50	$33,687	(b)	0.00%	to	0.75%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2008	1,800	$6.83	to	$7.99	$12,341	1.24%	0.00%	to	0.75%	-39.45%	to	-39.01%
2007	1,888	$11.28	to	$13.10	$21,328	0.27%	0.00%	to	0.75%	13.94%	to	14.87%
2006	1,918	$9.90	to	$11.41	$19,003	(c)	0.00%	to	0.75%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Focus 5 Portfolio - Class I												
2008	5	$5.99	to	$6.02	$32	(e)	0.00%	to	0.75%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class												
2008	14	$6.75	to	$6.79	$95	(e)	0.00%	to	0.75%			(e)
2007	(e)	(e)			(e)	(e)	(e)					(e)
2006	(e)	(e)			(e)	(e)	(e)					(e)
2005	(e)	(e)			(e)	(e)	(e)					(e)
2004	(e)	(e)			(e)	(e)	(e)					(e)
ING Global Real Estate Portfolio - Service Class												
2008	1,558	$5.71	to	$5.92	$8,916	(e)	0.00%	to	0.75%			(e)
2007	(e)	(e)			(e)	(e)	(e)					(e)
2006	(e)	(e)			(e)	(e)	(e)					(e)
2005	(e)	(e)			(e)	(e)	(e)					(e)
2004	(e)	(e)			(e)	(e)	(e)					(e)
ING Global Resources Portfolio - Institutional Class												
2008	617	$12.62	to	$21.09	$12,233	2.43%	0.00%	to	0.75%	-41.27%	to	-40.80%
2007	527	$21.32	to	$35.91	$17,858	0.13%	0.00%	to	0.75%	32.61%	to	33.58%
2006	299	$15.96	to	$27.08	$7,648	0.43%	0.00%	to	0.75%	20.79%	to	21.75%
2005	162	$19.31	to	$22.42	$3,423	0.88%	0.00%	to	0.75%	37.04%	to	38.03%
2004	96	$13.99	to	$16.36	$1,428	1.75%	0.00%	to	0.75%	5.89%	to	6.71%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2008	2,587	$7.64	to	$7.83	$19,906	2.66%	0.00%	to	0.75%	-51.52%	to	-51.18%
2007	2,459	$15.76	to	$16.04	$38,928	1.15%	0.00%	to	0.75%	37.76%	to	38.90%
2006	2,679	$11.44	to	$11.55	$30,686	(c)	0.00%	to	0.75%			(c)
2005	(c)	(c)			(c)	(c)	(c)					(c)
2004	(c)	(c)			(c)	(c)	(c)					(c)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2008	1,983	$9.04	to	$10.18	$19,612	0.84%	0.00%	to	0.75%	-30.18%	to	-29.65%
2007	2,077	$12.86	to	$14.47	$29,389	0.34%	0.00%	to	0.75%	-2.29%	to	-1.56%
2006	2,362	$13.06	to	$14.70	$34,149	0.07%	0.00%	to	0.75%	16.12%	to	16.95%
2005	2,658	$12.41	to	$12.57	$33,048	-	0.00%	to	0.75%	3.16%	to	3.97%
2004	1,842	$12.03	to	$12.09	$22,159	(a)	0.00%	to	0.75%			(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Value Opportunities Portfolio - Institutional Class						
2008	1,066	$7.56 to $7.77	$8,162	4.12%	0.00% to 0.75%	-39.76% to -39.30%
2007	675	$12.55 to $12.80	$8,547	1.27%	0.00% to 0.75%	-1.72% to -1.01%
2006	954	$12.77 to $12.93	$12,251	(c)	0.00% to 0.75%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
ING Julius Baer Foreign Portfolio - Institutional Class						
2008	1,366	$9.89 to $10.16	$13,704	-	0.00% to 0.75%	-43.87% to -43.46%
2007	1,236	$17.62 to $17.98	$21,963	0.31%	0.00% to 0.75%	15.84% to 16.75%
2006	903	$15.21 to $15.40	$13,805	-	0.00% to 0.75%	28.68% to 29.63%
2005	198	$11.82 to $11.88	$2,341	(b)	0.00% to 0.75%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Legg Mason Value Portfolio - Institutional Class						
2008	699	$5.11 to $5.44	$3,758	0.32%	0.00% to 0.75%	-55.77% to -55.41%
2007	715	$11.48 to $12.20	$8,611	-	0.00% to 0.75%	-6.46% to -5.67%
2006	677	$12.17 to $12.94	$8,682	-	0.00% to 0.75%	6.02% to 6.77%
2005	179	$11.97 to $12.12	$2,157	-	0.00% to 0.75%	5.37% to 6.13%
2004	146	$11.36 to $11.42	$1,660	(a)	0.00% to 0.75%	(a)
ING LifeStyle Aggressive Growth Portfolio - Institutional Class						
2008	682	$8.56 to $8.73	$5,909	1.94%	0.00% to 0.75%	-42.12% to -41.72%
2007	570	$14.79 to $14.98	$8,505	0.76%	0.00% to 0.75%	2.78% to 3.52%
2006	269	$14.39 to $14.47	$3,892	(c)	0.00% to 0.75%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
ING LifeStyle Growth Portfolio - Institutional Class						
2008	1,660	$8.96 to $9.14	$15,043	1.93%	0.00% to 0.75%	-36.95% to -36.48%
2007	1,493	$14.21 to $14.39	$21,355	1.03%	0.00% to 0.75%	3.35% to 4.12%
2006	618	$13.75 to $13.82	$8,512	(c)	0.00% to 0.75%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING LifeStyle Moderate Growth Portfolio - Institutional Class												
2008	1,151	$9.28	to	$9.47	$10,799	2.24%	0.00%	to	0.75%	-31.91%	to	-31.38%
2007	759	$13.63	to	$13.80	$10,404	1.38%	0.00%	to	0.75%	4.05%	to	4.78%
2006	226	$13.10	to	$13.17	$2,963	(c)	0.00%	to	0.75%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING LifeStyle Moderate Portfolio - Institutional Class												
2008	545	$9.71	to	$9.91	$5,370	2.69%	0.00%	to	0.75%	-26.38%	to	-25.82%
2007	221	$13.19	to	$13.36	$2,944	1.27%	0.00%	to	0.75%	4.52%	to	5.28%
2006	28	$12.62	to	$12.69	$352	(c)	0.00%	to	0.75%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING Limited Maturity Bond Portfolio - Service Class												
2008	1,988	$10.79	to	$14.76	$24,216	6.80%	0.00%	to	0.75%	-1.01%	to	-0.18%
2007	2,060	$10.09	to	$14.80	$24,785	2.03%	0.00%	to	0.75%	5.01%	to	5.79%
2006	2,210	$10.38	to	$13.99	$25,152	6.59%	0.00%	to	0.75%	3.08%	to	3.86%
2005	232	$10.07	to	$13.47	$2,943	3.50%	0.00%	to	0.75%	1.58%		
2004	103		$13.26		$1,365	7.76%		-		1.38%		
ING Liquid Assets Portfolio - Institutional Class												
2008	8,270		$11.38		$94,111	2.78%		0.75%		1.97%		
2007	6,946		$11.16		$77,520	5.49%		0.75%		4.40%		
2006	5,796		$10.69		$61,958	5.16%		0.75%		4.19%		
2005	6,059		$10.26		$62,163	3.32%		0.75%		2.19%		
2004	1,794		$11.60		$20,814	(a)		-		(a)		
ING Liquid Assets Portfolio - Service Class												
2008	3,075	$11.51	to	$13.41	$41,196	2.62%	-			2.40%	to	2.44%
2007	2,463	$11.24	to	$13.09	$32,210	4.58%	-			4.89%	to	4.95%
2006	2,050	$10.71	to	$12.48	$25,544	4.25%	-			4.70%		
2005	2,957		$11.92		$35,249	2.53%	-			2.76%		
2004	5,783		$10.04		$58,056	1.79%		0.75%		-		

90

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Lord Abbett Affiliated Portfolio - Institutional Class												
2008	15	$11.44	to	$11.94	$177	3.34%	0.00%	to	0.75%	-36.87%	to	-36.39%
2007	16	$18.12	to	$18.77	$302	1.98%	0.00%	to	0.75%	3.54%	to	4.34%
2006	17	$17.50	to	$17.99	$305	0.57%	0.00%	to	0.75%	17.06%	to	17.89%
2005	65	$14.95	to	$15.26	$974	1.67%	0.00%	to	0.75%	4.91%	to	5.75%
2004	66	$14.25	to	$14.43	$942	1.27%	0.00%	to	0.75%	9.45%	to	10.24%
ING Marsico Growth Portfolio - Institutional Class												
2008	663	$6.88	to	$10.92	$5,388	0.85%	0.00%	to	0.75%	-40.62%	to	-40.23%
2007	604	$11.51	to	$18.39	$8,468	0.01%	0.00%	to	0.75%	13.59%	to	14.53%
2006	502	$10.05	to	$16.19	$6,212	-	0.00%	to	0.75%	4.45%	to	5.13%
2005	379	$9.56	to	$15.50	$4,748	-	0.00%	to	0.75%	8.32%	to	9.13%
2004	283	$8.76	to	$14.31	$3,205	-	0.00%	to	0.75%	11.97%	to	12.89%
ING Marsico International Opportunities Portfolio - Institutional Class												
2008	742	$9.27	to	$9.53	$6,968	1.20%	0.00%	to	0.75%	-49.73%	to	-49.34%
2007	1,183	$18.44	to	$18.81	$22,067	1.09%	0.00%	to	0.75%	19.97%	to	20.89%
2006	1,089	$15.37	to	$15.56	$16,842	(c)	0.00%	to	0.75%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING MFS Total Return Portfolio - Institutional Class												
2008	410	$9.58	to	$13.54	$5,149	6.60%	0.00%	to	0.75%	-22.72%	to	-22.11%
2007	419	$12.30	to	$17.40	$6,735	3.04%	0.00%	to	0.75%	3.42%	to	4.32%
2006	416	$14.60	to	$16.68	$6,425	2.59%	0.00%	to	0.75%	11.45%	to	12.17%
2005	388	$13.10	to	$14.87	$5,384	2.32%	0.00%	to	0.75%	2.34%	to	3.19%
2004	223	$12.80	to	$14.41	$3,023	2.53%	0.00%	to	0.75%	10.63%	to	11.45%
ING MFS Utilities Portfolio - Service Class												
2008	699	$11.62	to	$11.94	$8,190	2.72%	0.00%	to	0.75%	-38.16%	to	-37.72%
2007	1,102	$18.79	to	$19.17	$20,837	0.74%	0.00%	to	0.75%	26.45%	to	27.38%
2006	1,010	$14.86	to	$15.05	$15,067	0.11%	0.00%	to	0.75%	29.78%	to	30.87%
2005	986	$11.45	to	$11.50	$11,302	(b)	0.00%	to	0.75%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Oppenheimer Main Street Portfolio® - Institutional Class									
2008	82	$7.30	to $8.05	$628	3.97%	0.00%	to 0.75%	-39.06%	to -38.55%
2007	75	$11.88	to $13.21	$934	0.71%	0.00%	to 0.75%	3.77%	to 4.49%
2006	63	$11.37	to $12.73	$754	0.95%	0.00%	to 0.75%	14.38%	to 15.31%
2005	5	$9.86	to $11.13	$55	(b)	0.00%	to 0.75%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING PIMCO Core Bond Portfolio - Institutional Class									
2008	573	$10.05	to $10.11	$5,772	(e)	0.00%	to 0.75%	(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
2004	(e)	(e)		(e)	(e)	(e)		(e)	
ING Pioneer Fund Portfolio - Institutional Class									
2008	122	$8.69	to $8.93	$1,065	3.63%	0.00%	to 0.75%	-35.00%	to -34.53%
2007	118	$13.37	to $13.64	$1,580	1.22%	0.00%	to 0.75%	4.53%	to 5.33%
2006	95	$12.79	to $12.95	$1,215	(c)	0.00%	to 0.75%	(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
2004	(c)	(c)		(c)	(c)	(c)		(c)	
ING Pioneer Mid Cap Value Portfolio - Institutional Class									
2008	858	$8.57	to $8.81	$7,432	2.11%	0.00%	to 0.75%	-33.41%	to -32.90%
2007	948	$12.87	to $13.13	$12,284	0.98%	0.00%	to 0.75%	4.89%	to 5.72%
2006	1,451	$12.27	to $12.42	$17,861	0.25%	0.00%	to 0.75%	11.95%	to 12.70%
2005	1,432	$10.96	to $11.02	$15,714	(b)	0.00%	to 0.75%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Stock Index Portfolio - Institutional Class									
2008	14,417	$8.29	to $8.84	$123,899	3.80%	0.00%	to 0.75%	-37.57%	to -37.10%
2007	14,715	$13.18	to $14.06	$202,331	1.71%	0.00%	to 0.75%	4.51%	to 5.32%
2006	16,860	$13.09	to $13.35	$221,375	1.54%	0.00%	to 0.75%	14.72%	to 15.48%
2005	19,194	$11.41	to $11.56	$219,406	-	0.00%	to 0.75%	3.73%	to 4.62%
2004	20,039	$11.00	to $11.05	$220,550	(a)	0.00%	to 0.75%	(a)	

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class												
2008	2,782	$9.58	to	$14.83	$39,993	5.16%	0.00%	to	0.75%	-27.89%	to	-27.31%
2007	2,564	$13.18	to	$20.41	$50,881	2.01%	0.00%	to	0.75%	3.91%	to	4.69%
2006	2,518	$12.59	to	$19.50	$47,838	1.47%	0.00%	to	0.75%	14.05%	to	14.91%
2005	2,311	$16.37	to	$16.97	$38,330	1.54%	0.00%	to	0.75%	7.20%	to	8.02%
2004	2,142	$15.27	to	$15.71	$33,001	1.32%	0.00%	to	0.75%	16.03%	to	16.98%
ING T. Rowe Price Equity Income Portfolio - Institutional Class												
2008	1,307	$8.45	to	$11.67	$14,929	5.51%	0.00%	to	0.75%	-35.95%	to	-35.51%
2007	1,167	$13.11	to	$18.22	$20,795	1.67%	0.00%	to	0.75%	2.53%	to	3.39%
2006	1,047	$12.68	to	$17.77	$18,204	1.52%	0.00%	to	0.75%	18.55%	to	19.37%
2005	906	$14.04	to	$14.99	$13,295	1.43%	0.00%	to	0.75%	3.38%	to	4.15%
2004	735	$13.48	to	$14.50	$10,480	1.45%	0.00%	to	0.75%	14.17%	to	15.12%
ING Van Kampen Capital Growth Portfolio - Institutional Class												
2008	4,027	$7.71	to	$7.99	$31,174	0.27%	0.00%	to	0.75%	-49.54%	to	-49.14%
2007	272	$15.28	to	$15.71	$4,189	-	0.00%	to	0.75%	20.60%	to	21.50%
2006	344	$12.67	to	$12.93	$4,389	-	0.00%	to	0.75%	3.51%	to	4.36%
2005	391	$12.24	to	$12.39	$4,803	0.49%	0.00%	to	0.75%	14.61%	to	15.47%
2004	440	$10.68	to	$10.73	$4,704	(a)	0.00%	to	0.75%	(a)		
ING Van Kampen Growth and Income Portfolio - Service Class												
2008	557	$8.81	to	$9.06	$4,988	4.70%	0.00%	to	0.75%	-32.75%	to	-32.18%
2007	401	$13.10	to	$13.37	$5,311	1.51%	0.00%	to	0.75%	1.79%	to	2.61%
2006	285	$12.87	to	$13.03	$3,695	1.02%	0.00%	to	0.75%	15.12%	to	15.93%
2005	92	$11.18	to	$11.24	$1,028	(b)	0.00%	to	0.75%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING VP Index Plus International Equity Portfolio - Service Class												
2008	2,893	$7.71	to	$7.89	$22,369	6.18%	0.00%	to	0.75%	-44.21%	to	-43.80%
2007	3,224	$13.82	to	$14.04	$44,640	-	0.00%	to	0.75%	7.30%	to	8.17%
2006	3,507	$12.88	to	$12.98	$45,205	1.93%	0.00%	to	0.75%	24.08%		
2005	1	$10.38			$7	(b)	0.75%			(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		

93

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2008	1,386	$6.69 to $6.86	$9,346	0.89%	0.00% to 0.75%	-33.30% to -32.71%
2007	1,604	$10.03 to $10.21	$16,153	-	0.00% to 0.75%	-4.39% to -3.68%
2006	1,837	$10.49 to $10.60	$19,303	(c)	0.00% to 0.75%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
ING American Century Large Company Value Portfolio - Initial Class						
2008	2	$7.74 to $7.96	$12	12.00%	0.00% to 0.75%	-37.38% to -36.88%
2007	3	$12.36 to $12.61	$38	1.75%	0.00% to 0.75%	-2.45% to -1.71%
2006	6	$12.67 to $12.83	$76	1.12%	0.00% to 0.75%	18.63% to 19.57%
2005	3	$10.68 to $10.73	$33	(b)	0.00% to 0.75%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING American Century Small-Mid Cap Value Portfolio - Initial Class						
2008	31	$9.25 to $9.51	$291	1.00%	0.00% to 0.75%	-26.94% to -26.39%
2007	40	$12.66 to $12.92	$509	0.66%	0.00% to 0.75%	-3.43% to -2.71%
2006	53	$13.11 to $13.28	$699	0.02%	0.00% to 0.75%	14.90% to 15.78%
2005	78	$11.41 to $11.47	$888	(b)	0.00% to 0.75%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Baron Small Cap Growth Portfolio - Initial Class						
2008	913	$7.80 to $8.07	$7,254	-	0.00% to 0.75%	-41.58% to -41.09%
2007	834	$13.24 to $13.70	$11,303	-	0.00% to 0.75%	5.50% to 6.37%
2006	479	$12.45 to $12.88	$6,123	-	0.00% to 0.75%	14.70% to 15.52%
2005	210	$11.09 to $11.15	$2,330	(b)	0.00% to 0.75%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Columbia Small Cap Value II Portfolio - Initial Class						
2008	748	$6.81 to $6.94	$5,141	0.28%	0.00% to 0.75%	-34.27% to -33.90%
2007	691	$10.36 to $10.50	$7,200	0.16%	0.00% to 0.75%	2.37% to 3.24%
2006	642	$10.12 to $10.17	$6,507	(c)	0.00% to 0.75%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)

94

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Mid Cap Value Portfolio - Initial Class												
2008	911	$8.76	to	$13.53	$12,070	2.77%	0.00%	to	0.75%	-33.35%	to	-32.87%
2007	814	$13.05	to	$20.16	$16,098	0.76%	0.00%	to	0.75%	1.83%	to	2.60%
2006	762	$12.72	to	$19.65	$14,756	0.02%	0.00%	to	0.75%	15.96%	to	16.89%
2005	608	$16.48	to	$16.81	$10,114	0.62%	0.00%	to	0.75%	7.92%	to	8.66%
2004	402	$15.27	to	$15.47	$6,176	0.46%	0.00%	to	0.75%	19.95%	to	20.86%
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class												
2008	9	$9.92	to	$10.35	$91	-	0.00%	to	0.75%	-39.66%	to	-39.22%
2007	11	$16.44	to	$17.03	$190	-	0.00%	to	0.75%	-2.32%	to	-1.62%
2006	15	$16.83	to	$17.31	$256	-	0.00%	to	0.75%	9.43%	to	10.33%
2005	46	$15.38	to	$15.69	$711	-	0.00%	to	0.75%	10.65%	to	11.43%
2004	16	$13.90	to	$14.08	$226	-	0.00%	to	0.75%	8.85%	to	9.74%
ING Neuberger Berman Partners Portfolio - Initial Class												
2008	159	$5.44	to	$5.63	$876	0.31%	0.00%	to	0.75%	-51.47%	to	-51.10%
2007	91	$11.21	to	$11.52	$1,029	0.64%	0.00%	to	0.75%	8.00%	to	8.82%
2006	50	$10.38	to	$10.43	$524	(c)	0.00%	to	0.75%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING Oppenheimer Global Portfolio - Initial Class												
2008	882	$8.83	to	$9.08	$7,911	2.03%	0.00%	to	0.75%	-40.74%	to	-40.30%
2007	432	$14.90	to	$15.21	$6,493	1.13%	0.00%	to	0.75%	5.75%	to	6.59%
2006	377	$14.09	to	$14.27	$5,343	0.07%	0.00%	to	0.75%	17.12%	to	18.03%
2005	335	$12.03	to	$12.09	$4,031	(b)	0.00%	to	0.75%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING Oppenheimer Strategic Income Portfolio - Service Class												
2008	1,220	$9.82	to	$10.16	$12,087	6.55%	0.00%	to	0.75%	-16.35%	to	-15.68%
2007	782	$11.74	to	$12.05	$9,232	4.46%	0.00%	to	0.75%	7.81%	to	8.61%
2006	579	$10.89	to	$11.10	$6,319	0.11%	0.00%	to	0.75%	7.40%	to	8.24%
2005	600	$10.14	to	$10.19	$6,094	(b)	0.00%	to	0.75%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Portfolio - Initial Class												
2008	1,572	$11.81	to	$12.57	$19,285	5.12%	0.00%	to	0.75%	-0.66%	to	0.16%
2007	1,822	$11.80	to	$12.55	$22,375	3.52%	0.00%	to	0.75%	8.80%	to	9.61%
2006	1,608	$10.77	to	$11.45	$18,083	2.17%	0.00%	to	0.75%	3.44%	to	4.19%
2005	903	$10.77	to	$10.99	$9,777	2.18%	0.00%	to	0.75%	1.60%	to	2.42%
2004	588	$10.60	to	$10.73	$6,250	-	0.00%	to	0.75%	3.82%	to	4.58%
ING Pioneer High Yield Portfolio - Initial Class												
2008	2,538	$7.00	to	$7.13	$18,043	(e)	0.00%	to	0.75%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2008	2,908	$8.05	to	$8.30	$23,626	0.48%	0.00%	to	0.75%	-43.61%	to	-43.15%
2007	3,130	$14.17	to	$14.60	$44,992	0.19%	0.00%	to	0.75%	12.50%	to	13.35%
2006	3,405	$12.72	to	$12.88	$43,418	-	0.00%	to	0.75%	8.35%	to	9.15%
2005	3,899	$11.74	to	$11.80	$45,813	(b)	0.00%	to	0.75%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2008	284	$7.70	to	$7.92	$2,231	3.40%	0.00%	to	0.75%	-40.22%	to	-39.77%
2007	172	$12.88	to	$13.15	$2,237	0.42%	0.00%	to	0.75%	0.39%	to	1.23%
2006	495	$12.83	to	$12.99	$6,389	0.52%	0.00%	to	0.75%	13.64%	to	14.45%
2005	6	$11.29	to	$11.35	$72	(b)	0.00%	to	0.75%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING Van Kampen Comstock Portfolio - Initial Class												
2008	627	$7.73	to	$9.59	$5,889	4.37%	0.00%	to	0.75%	-36.84%	to	-36.32%
2007	746	$12.15	to	$15.06	$10,999	1.54%	0.00%	to	0.75%	-2.76%	to	-2.08%
2006	803	$12.41	to	$15.38	$12,130	1.10%	0.00%	to	0.75%	15.38%	to	16.25%
2005	762	$12.87	to	$13.23	$9,919	0.67%	0.00%	to	0.75%	2.96%	to	3.68%
2004	653	$12.50	to	$12.76	$8,237	-	0.00%	to	0.75%	15.96%	to	16.96%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Equity and Income Portfolio - Initial Class												
2008	202	$9.81	to	$10.68	$2,118	5.20%	0.00%	to	0.75%	-23.90%	to	-23.36%
2007	226	$12.80	to	$13.94	$3,112	2.63%	0.00%	to	0.75%	2.77%	to	3.57%
2006	195	$12.36	to	$13.46	$2,601	2.54%	0.00%	to	0.75%	11.79%	to	12.64%
2005	97	$11.62	to	$11.95	$1,152	0.09%	0.00%	to	0.75%	7.29%	to	8.05%
2004	80	$10.83	to	$11.06	$877	0.78%	0.00%	to	0.75%	9.95%	to	10.93%
ING VP Strategic Allocation Conservative Portfolio - Class I												
2008	10	$9.25	to	$9.55	$89	4.67%	0.00%	to	0.75%	-24.18%	to	-23.60%
2007	10	$12.20	to	$12.50	$125	2.61%	0.00%	to	0.75%	4.99%	to	5.84%
2006	16	$11.62	to	$11.81	$181	3.36%	0.00%	to	0.75%	7.59%	to	8.35%
2005	12	$10.80	to	$10.90	$132	2.14%	0.00%	to	0.75%	3.05%	to	3.81%
2004	5	$10.48	to	$10.50	$52	(a)	0.00%	to	0.75%	(a)		
ING VP Strategic Allocation Growth Portfolio - Class I												
2008	81	$8.60	to	$8.88	$718	2.79%	0.00%	to	0.75%	-36.53%	to	-36.07%
2007	141	$13.55	to	$13.89	$1,938	1.73%	0.00%	to	0.75%	4.23%	to	5.07%
2006	152	$13.00	to	$13.22	$1,994	2.32%	0.00%	to	0.75%	12.36%	to	13.18%
2005	354	$11.57	to	$11.68	$4,128	0.86%	0.00%	to	0.75%	5.37%	to	6.18%
2004	4	$10.98	to	$11.00	$42	(a)	0.00%	to	0.75%	(a)		
ING VP Strategic Allocation Moderate Portfolio - Class I												
2008	149	$8.90	to	$9.19	$1,358	3.16%	0.00%	to	0.75%	-31.01%	to	-30.48%
2007	157	$12.90	to	$13.22	$2,064	2.52%	0.00%	to	0.75%	4.71%	to	5.51%
2006	292	$12.32	to	$12.53	$3,645	2.14%	0.00%	to	0.75%	10.30%	to	11.18%
2005	394	$11.17	to	$11.27	$4,436	0.52%	0.00%	to	0.75%	3.91%	to	4.64%
2004	3	$10.75	to	$10.77	$31	(a)	0.00%	to	0.75%	(a)		
ING VP Growth and Income Portfolio - Class I												
2008	2	$6.17	to	$6.22	$10	-	0.00%	to	0.75%	-38.11%	to	-37.68%
2007	2	$9.97	to	$9.98	$16	(d)	0.00%	to	0.75%	(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
2005	(d)		(d)		(d)	(d)		(d)		(d)		
2004	(d)		(d)		(d)	(d)		(d)		(d)		

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I												
2008	188	$10.31	to	$10.36	$1,942	(e)	0.00%	to	0.75%	(e)		
2007	(e)			(e)	(e)	(e)			(e)	(e)		
2006	(e)			(e)	(e)	(e)			(e)	(e)		
2005	(e)			(e)	(e)	(e)			(e)	(e)		
2004	(e)			(e)	(e)	(e)			(e)	(e)		
ING Opportunistic Large Cap Value Portfolio - Class I												
2008	121	$7.47	to	$7.65	$913	2.03%	0.00%	to	0.75%	-36.10%	to	-35.55%
2007	149	$11.69	to	$11.87	$1,748	1.71%	0.00%	to	0.75%	2.27%	to	2.95%
2006	174	$11.43	to	$11.53	$1,994	1.40%	0.00%	to	0.75%	15.11%	to	16.00%
2005	192	$9.93	to	$9.94	$1,911	(b)	0.00%	to	0.75%	(b)		
2004	(b)			(b)	(b)	(b)			(b)	(b)		
ING Russell™ Small Cap Index Portfolio - Class I												
2008	34	$6.99	to	$7.03	$239	(e)	0.00%	to	0.75%	(e)		
2007	(e)			(e)	(e)	(e)			(e)	(e)		
2006	(e)			(e)	(e)	(e)			(e)	(e)		
2005	(e)			(e)	(e)	(e)			(e)	(e)		
2004	(e)			(e)	(e)	(e)			(e)	(e)		
ING VP Index Plus LargeCap Portfolio - Class I												
2008	1,011	$8.19	to	$8.88	$8,704	2.01%	0.00%	to	0.75%	-37.67%	to	-37.19%
2007	1,021	$13.04	to	$14.14	$14,041	1.22%	0.00%	to	0.75%	4.23%	to	5.05%
2006	1,022	$12.99	to	$13.46	$13,429	0.60%	0.00%	to	0.75%	13.75%	to	14.55%
2005	429	$11.42	to	$11.75	$4,953	1.23%	0.00%	to	0.75%	4.58%	to	5.38%
2004	491	$10.92	to	$11.15	$5,418	1.00%	0.00%	to	0.75%	9.75%	to	10.62%
ING VP Index Plus MidCap Portfolio - Class I												
2008	960	$8.19	to	$10.28	$9,579	1.40%	0.00%	to	0.75%	-37.98%	to	-37.58%
2007	970	$13.12	to	$16.47	$15,574	0.77%	0.00%	to	0.75%	4.64%	to	5.51%
2006	947	$12.44	to	$15.61	$14,470	0.47%	0.00%	to	0.75%	8.65%	to	9.47%
2005	1,326	$13.87	to	$14.26	$18,684	0.46%	0.00%	to	0.75%	10.34%	to	11.15%
2004	1,067	$12.57	to	$12.83	$13,569	0.44%	0.00%	to	0.75%	15.64%	to	16.53%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus SmallCap Portfolio - Class I												
2008	807	$7.90	to	$10.43	$8,217	0.96%	0.00%	to	0.75%	-34.04%	to	-33.57%
2007	847	$15.04	to	$15.70	$13,004	0.43%	0.00%	to	0.75%	-6.93%	to	-6.27%
2006	888	$12.68	to	$16.75	$14,562	0.29%	0.00%	to	0.75%	12.93%	to	13.87%
2005	734	$14.31	to	$14.71	$10,591	0.32%	0.00%	to	0.75%	6.87%	to	7.61%
2004	485	$13.39	to	$13.67	$6,535	0.13%	0.00%	to	0.75%	21.18%	to	22.05%
ING VP MidCap Opportunities Portfolio - Class I												
2008	271	$9.14	to	$9.68	$2,562	-	0.00%	to	0.75%	-38.08%	to	-37.63%
2007	138	$14.76	to	$15.52	$2,115	-	0.00%	to	0.75%	24.77%	to	25.67%
2006	208	$11.83	to	$12.35	$2,526	-	0.00%	to	0.75%	7.06%	to	7.86%
2005	240	$11.05	to	$11.45	$2,709	-	0.00%	to	0.75%	9.51%	to	10.31%
2004	242	$10.09	to	$10.38	$2,482	-	0.00%	to	0.75%	10.64%	to	11.49%
ING VP SmallCap Opportunities Portfolio - Class I												
2008	523	$7.01	to	$9.49	$3,771	-	0.00%	to	0.75%	-34.97%	to	-34.46%
2007	437	$10.78	to	$14.48	$4,826	-	0.00%	to	0.75%	9.22%	to	10.10%
2006	386	$9.87	to	$13.16	$3,881	-	0.00%	to	0.75%	11.78%	to	12.57%
2005	405	$8.83	to	$9.15	$3,627	-	0.00%	to	0.75%	8.21%	to	9.06%
2004	447	$8.16	to	$8.39	$3,678	-	0.00%	to	0.75%	9.38%	to	10.10%
ING VP Balanced Portfolio - Class I												
2008	1,358	$7.89	to	$8.05	$10,748	3.67%	0.00%	to	0.75%	-28.66%	to	-28.12%
2007	1,526	$11.06	to	$11.20	$16,904	2.83%	0.00%	to	0.75%	4.83%	to	5.56%
2006	1,827	$10.55	to	$10.61	$19,280	(c)	0.00%	to	0.75%			(c)
2005	(c)		(c)		(c)	(c)		(c)				(c)
2004	(c)		(c)		(c)	(c)		(c)				(c)
ING VP Intermediate Bond Portfolio - Class I												
2008	3,228	$10.47	to	$12.59	$39,558	7.39%	0.00%	to	0.75%	-9.11%	to	-8.48%
2007	1,668	$11.44	to	$13.76	$22,504	3.96%	0.00%	to	0.75%	5.19%	to	6.09%
2006	1,552	$10.79	to	$12.97	$19,808	4.33%	0.00%	to	0.75%	3.30%	to	4.01%
2005	1,317	$12.12	to	$12.47	$16,251	4.84%	0.00%	to	0.75%	2.36%	to	3.14%
2004	727	$11.84	to	$12.09	$8,705	8.27%	0.00%	to	0.75%	4.04%	to	4.95%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Brandes International Equity Fund												
2008	966	$12.69	to	$13.45	$12,297	3.47%	0.00%	to	0.75%	-40.28%	to	-39.85%
2007	997	$21.25	to	$22.36	$21,250	2.08%	0.00%	to	0.75%	7.16%	to	8.02%
2006	1,019	$19.83	to	$20.70	$20,249	1.45%	0.00%	to	0.75%	25.82%	to	26.76%
2005	944	$15.76	to	$16.33	$14,898	1.52%	0.00%	to	0.75%	9.75%	to	10.56%
2004	806	$14.36	to	$14.77	$11,581	1.20%	0.00%	to	0.75%	23.05%	to	24.01%
Business Opportunity Value Fund												
2008	246	$9.79	to	$10.29	$2,433	0.04%	0.00%	to	0.75%	-34.95%	to	-34.50%
2007	207	$15.05	to	$15.71	$3,134	0.64%	0.00%	to	0.75%	4.66%	to	5.44%
2006	216	$14.38	to	$14.90	$3,118	0.49%	0.00%	to	0.75%	13.05%	to	13.91%
2005	228	$12.72	to	$13.08	$2,907	0.73%	0.00%	to	0.75%	6.98%	to	7.74%
2004	163	$11.89	to	$12.14	$1,943	0.66%	0.00%	to	0.75%	21.70%	to	22.63%
Frontier Capital Appreciation Fund												
2008	498	$11.03	to	$11.69	$5,507	-	0.00%	to	0.75%	-42.43%	to	-42.01%
2007	557	$19.16	to	$20.16	$10,708	-	0.00%	to	0.75%	11.07%	to	11.94%
2006	574	$17.25	to	$18.01	$9,924	-	0.00%	to	0.75%	15.46%	to	16.34%
2005	509	$14.94	to	$15.48	$7,615	-	0.00%	to	0.75%	14.13%	to	14.92%
2004	521	$13.09	to	$13.47	$6,826	-	0.00%	to	0.75%	8.54%	to	9.33%
Turner Core Growth Fund												
2008	314	$7.65	to	$8.11	$2,435	0.03%	0.00%	to	0.75%	-49.34%	to	-48.96%
2007	244	$15.10	to	$15.89	$3,715	0.35%	0.00%	to	0.75%	21.48%	to	22.42%
2006	289	$12.43	to	$12.98	$3,615	0.63%	0.00%	to	0.75%	7.71%	to	8.53%
2005	268	$11.54	to	$11.96	$3,106	0.43%	0.00%	to	0.75%	13.03%	to	13.90%
2004	259	$10.21	to	$10.50	$2,652	0.29%	0.00%	to	0.75%	10.38%	to	11.23%
Neuberger Berman AMT Socially Responsive Portfolio® - Class I												
2008	33	$8.24	to	$8.48	$274	2.58%	0.00%	to	0.75%	-39.90%	to	-39.43%
2007	19	$13.62	to	$14.00	$268	-	0.00%	to	0.75%	6.78%	to	7.61%
2006	7	$12.84	to	$13.01	$89	0.13%	0.00%	to	0.75%	12.83%	to	13.72%
2005	4	$11.38	to	$11.44	$47	(b)	0.00%	to	0.75%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)

100

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Van Eck Worldwide Hard Assets Fund												
2008	228	$23.04	to	$23.45	$5,321	0.37%	0.00%	to	0.75%	-46.53%	to	-46.13%
2007	297	$42.77	to	$43.86	$12,940	0.12%	0.00%	to	0.75%	44.28%	to	45.38%
2006	417	$29.42	to	$30.40	$12,593	0.08%	0.00%	to	0.75%	23.58%	to	24.50%
2005	566	$23.63	to	$24.60	$13,798	0.29%	0.00%	to	0.75%	50.55%	to	51.67%
2004	514	$15.58	to	$16.34	$8,359	0.39%	0.00%	to	0.75%	23.04%	to	23.95%

(a)   As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(b)   As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(c)   As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(d)   As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(e)   As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS
Security Life of Denver Insurance Company
For the years ended December 31, 2008, 2007 and 2006
with Report of Independent Registered Public Accounting Firm

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements – Statutory Basis
December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements – Statutory Basis

Balance Sheets – Statutory Basis – as of December 31, 2008 and 2007 3
Statements of Operations – Statutory Basis – for the years ended December 31, 2008, 2007 and 2006 5
Statements of Changes in Capital and Surplus – Statutory Basis – for the years ended December 31, 2008, 2007 and 2006 6
Statements of Cash Flows – Statutory Basis – for the years ended December 31, 2008, 2007 and 2006 7
Notes to Financial Statements – Statutory Basis 8

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company (the "Company," a wholly owned direct subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2008 and 2007, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2008 and 2007, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2008.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

Ernst & Young LLP

Atlanta, Georgia
April 3, 2009

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2008	**2007**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 16,581,839	$ 17,412,903
Preferred stocks	85,079	100,531
Common stocks	170,099	210,467
Subsidiaries	97,329	98,029
Mortgage loans	1,878,012	1,994,384
Contract loans	1,390,205	1,346,724
Other invested assets	863,193	541,629
Cash and short term investments	1,038,361	454,074
Total cash and invested assets	22,104,117	22,158,741
Deferred and uncollected premiums, less loading (2008-$1,491; 2007-$1,724)	254,204	(76,826)
Accrued investment income	130,621	147,927
Reinsurance balances recoverable	181,262	154,443
Tax recoverable (including $(33,458) on realized capital losses at December 31, 2008)	31,196	-
Indebtedness from related parties	214,796	7,409
Net deferred tax asset	66,652	56,360
Separate account assets	1,121,298	1,641,507
Other assets	161,353	135,665
Total admitted assets	$ 24,265,499	$ 24,225,226

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2008	**2007**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 11,545,062	$ 11,294,516
Accident abd health reserves	147,458	-
Deposit type contracts	7,126,976	8,206,189
Policy and contract claims	133,283	25,236
Total policy and contract liabilities	18,952,779	19,525,941
Interest maintenance reserve	11,590	57,979
Accounts payable and accrued expenses	72,717	66,063
Reinsurance balances	1,080,852	407,077
Current federal income taxes payable (including $(14,712) on realized capital losses at December 31, 2007)	-	20,928
Indebtedness to related parties	41,818	78,173
Asset valuation reserve	48,503	135,380
Borrowed money	665,403	769,673
Net transfers to separate accounts	(55,353)	(70,446)
Other liabilities	886,938	276,901
Separate account liabilities	1,121,298	1,641,507
Total liabilities	22,826,545	22,909,176
Capital and surplus:		
Common stock: authorized 149 shares of $20,000 par value; 144 shares issued and outstanding	2,880	2,880
Surplus note	165,032	165,032
Paid in and contributed surplus	1,443,584	1,233,584
Unassigned deficit	(172,542)	(85,446)
Total capital and surplus	1,438,954	1,316,050
Total liabilities and capital and surplus	$ 24,265,499	$ 24,225,226

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

| | Year ended December 31 | | |
	2008	2007	2006
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 1,347,952	$ 472,489	$ 658,072
Net investment income	1,037,074	1,215,525	1,166,735
Amortization of interest maintenance reserve	(13,860)	(16,847)	(13,906)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	354,502	467,334	62,524
Other revenue	83,984	85,593	90,827
Total premiums and other revenues	2,809,652	2,224,094	1,964,252
Benefits paid or provided:			
Death benefits	184,854	162,641	123,174
Annuity benefits	79,367	76,686	77,057
Disability benefits	96,725	85	397
Surrender benefits and withdrawals	1,061,380	1,496,996	1,669,487
Interest on policy or contract funds	184,013	567,458	455,851
Other benefits	753	963	888
Increase (decrease) in life and annuity reserves	398,004	(749,628)	(1,063,635)
Net transfers from separate accounts	106,093	97,679	66,823
Total benefits paid or provided	2,111,189	1,652,880	1,330,042
Insurance expenses and other deductions:			
Commissions	365,938	362,467	298,083
General expenses	113,340	125,767	110,599
Insurance taxes, licenses and fees	22,492	17,579	19,919
Other deductions	9,908	576	36,052
Total insurance expenses and other deductions	511,678	506,389	464,653
Gain from operations before policyholder dividends, federal income taxes and net realized capital (losses) gains	186,785	64,825	169,557
Dividends to policyholders	2,603	3,326	9,503
Gain from operations before federal income taxes and net realized capital (losses) gains	184,182	61,499	160,054
Federal income tax (benefit) expense	(37,012)	23,795	29,952
Gain from operations before net realized capital (losses) gains	221,194	37,704	130,102
Net realized capital (losses) gains	(183,629)	(7,101)	5,341
Net income	$ 37,565	$ 30,603	$ 135,443

The accompanying notes are an integral part of these financial statements.

5

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,880	$ 2,880	$ 2,880
Surplus note:			
Balance at beginning and end of year	165,032	165,032	165,032
Paid in and contributed surplus:			
Balance at beginning of year	1,233,584	1,233,584	1,233,584
Capital contributions	210,000	-	-
Balance at end of year	1,443,584	1,233,584	1,233,584
Unassigned (deficit) surplus:			
Balance at beginning of year	(85,446)	193,848	128,366
Net income	37,565	30,603	135,443
Change in net unrealized capital (losses) gains	(90,385)	(101,184)	13,826
Change in nonadmitted assets	(60,226)	(86,307)	47,657
Change in liability for reinsurance in unauthorized companies	(7,293)	1,766	(773)
Change in asset valuation reserve	86,877	10,977	5,847
Change in net deferred income tax	(2,109)	49,894	(44,150)
Change in surplus as a result of reinsurance	-	33,236	33,562
Dividends to stockholder	-	(100,000)	(115,000)
Amortization of deferred gain on reinsurance transaction	(48,734)	(35,911)	(10,075)
Change in reserve on account of change in valuation basis	-	(82,910)	-
Additional minimum pension liability	(2,791)	542	(855)
Balance at end of year	(172,542)	(85,446)	193,848
Total capital and surplus	$ 1,438,954	$ 1,316,050	$ 1,595,344

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | | |
	2008	2007	2006
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 1,036,492	$ 511,209	$ 693,428
Net investment income received	1,154,539	1,302,995	1,270,640
Commissions and expenses paid	(531,774)	(576,492)	(364,176)
Benefits paid	(1,492,358)	(2,332,436)	(2,296,427)
Net transfers from separate accounts	(91,000)	(82,400)	(68,654)
Dividends paid to policyholders	(3,056)	(4,096)	(4,106)
Federal income taxes recovered (paid)	17,881	(33,502)	26,110
Miscellaneous income	339,760	441,819	329,884
Net cash provided by (used in) operations	430,484	(772,903)	(413,301)
Investment activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	6,780,514	8,180,183	8,766,315
Stocks	257,193	60,527	15,577
Mortgage loans	436,419	524,062	682,059
Real estate	6,138	708	249
Other invested assets	22,528,528	7,417,681	10,055,172
Net gain (loss) on cash and short term investments	726	(565)	(10,922)
Miscellaneous proceeds	90,535	58,867	68,032
Total investment proceeds	30,100,053	16,241,463	19,576,482
Cost of investments acquired:			
Bonds	6,224,006	8,453,766	9,691,158
Stocks	249,393	132,191	54,394
Mortgage loans	320,779	55,915	174,736
Other invested assets	22,453,771	7,668,975	10,205,260
Miscellaneous applications	89,472	86,353	26,832
Total cost of investments acquired	29,337,421	16,397,200	20,152,380
Net increase in contract loans	(43,481)	(83,302)	(59,241)
Net cash provided by (used in) investment activities	719,151	(239,039)	(635,139)
Financing and miscellaneous activities			
Other cash (applied) provided:			
Borrowed money	(101,488)	(22,890)	68,208
Net (withdrawals) deposits on deposit type contracts	(1,079,213)	1,165,804	1,424,625
Dividends paid to stockholder	-	(100,000)	(115,000)
Change in cash due to reinsurance	-	-	(501,696)
Other cash provided (applied)	615,353	149,740	(63,636)
Net cash (used in) provided by financing and miscellaneous activities	(565,348)	1,192,654	812,501
Net increase (decrease) in cash and short term investments	584,287	180,712	(235,939)
Cash and short term investments:			
Beginning of year	454,074	273,362	509,301
End of year	$ 1,038,361	$ 454,074	$ 273,362

(Dollar amounts in millions, unless otherwise stated)

1.   **Nature of Operations and Significant Accounting Policies**

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware domiciled non-insurance holding company. The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include traditional life, interest sensitive life, universal life, and variable life. The Company also offers guaranteed investment contracts and funding agreements, collectively referred to as "GICs," marketed by direct sale by home office personnel or through specialty insurance brokers. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, the U.S. Virgin Islands, and Puerto Rico (approved for reinsurance only). In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

Basis of Presentation: The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities, management compares the undiscounted projected future cash flows to the carrying

(Dollar amounts in millions, unless otherwise stated)

value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

For GAAP, assets are re-evaluated based on the discounted projected future cash flows using a current market rate. Impairments are recognized when the fair value is less than book value and there has been an adverse change in projected future cash flows. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP 86, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The net deferral or interest maintenance reserve ("IMR") is reported in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are

(Dollar amounts in millions, unless otherwise stated)

recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an

(Dollar amounts in millions, unless otherwise stated)

unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are nonadmitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits

(Dollar amounts in millions, unless otherwise stated)

would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

Statements of Cash Flows: Cash and short term investments in the Statements of Cash Flows represent cash balances, demand deposits, and short-term fixed maturity investments with initial maturities of one year or less at the date of acquisition. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less. Other invested assets include cash loaned through the Company's reciprocal loan program.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Single class and multi class mortgage backed/asset backed securities are valued at amortized cost using the effective interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher risk asset backed

(Dollar amounts in millions, unless otherwise stated)

securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other than temporary impairment testing. As part of this testing, the Company determines whether or not it has the intent to sell investments. If a decision to sell has been made, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps, caps and floors, futures, forwards and options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices

(Dollar amounts in millions, unless otherwise stated)

are in accordance with SSAP No. 86 permissible investments using the derivative in conjunction with other investments.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are received as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Options are reported at fair value. The unrealized gains or losses from the options are reported as unrealized gains or losses in surplus.

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's non-insurance subsidiaries are reported at the GAAP basis of their net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited US GAAP statements are not available or expected to be available are nonadmitted.

Mortgage loans are reported at amortized cost, less writedown for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost, and other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities sold under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short term investments and the offsetting collateral liability is included in miscellaneous liabilities.

(Dollar amounts in millions, unless otherwise stated)

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short term investments are reported at amortized cost which approximates market value. Short term investments include investments with maturities of one year or less at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

(Dollar amounts in millions, unless otherwise stated)

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $13.3 billion and $11.0 billion at December 31, 2008 and 2007, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $302.8 and $287.7 at December 31, 2008 and 2007, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on

(Dollar amounts in millions, unless otherwise stated)

published dividend projections or expected dividend scales. Dividends expense of $2.6, $3.3 and $9.5 was incurred in 2008, 2007 and 2006, respectively.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31	
	2008	**2007**
	(In Thousands)	
Other invested assets	$ 25,800	$ 1
Net deferred tax asset	294,313	258,334
Agents' debit balances	3,382	3,616
Furniture and equipment	11	33
Deferred and uncollected premium	1,128	644
Receivables from parent, subsidiaries and affiliates	81	90
Other	11,134	12,905
Total nonadmitted assets	$ 335,849	$ 275,623

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2008. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2008.

Guaranteed Benefits: For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 ("AG34") is followed. All the methodology and assumptions (mortality and interest) are contained in the guideline. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the net assumed returns. This guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this guideline clarifies standards for reinsurance transactions involving GMDBs with integrated benefit streams modified to reflect both

(Dollar amounts in millions, unless otherwise stated)

the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

Reclassifications: Certain amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2008 financial statement presentation. These reclassifications reflect presentational differences on both the Balance Sheets and Statement of Operations. There were no changes to total capital and surplus or net income. A reconciliation of the material presentational differences for 2007 balances is as follows:

	Balance per Audited Financial Statements December 31, 2007	Amount Reclassified	Balance per Audited Financial Statements December 31, 2008
		(In Thousands)	
Admitted Assets			
Deferred and uncolleccted premiums	$ (19,137)	$ (57,689)	$ (76,826)
Reinsurance balances recoverable	96,754	57,689	154,443
Other assets	26,601	109,064	135,665
Liabilities			
Other liabilities	167,837	109,064	276,901
Statement of Operations			
Life, annuity, and accident and health premiums	607,919	(135,430)	472,489
Commission, expense allowances and reserve adjustments on reinsurance ceded	331,904	135,430	467,334

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company.

Certain other separate accounts relate to experience rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is reestablished each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $14.8 and $21.9 at December 31, 2008 and 2007, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

(Dollar amounts in millions, unless otherwise stated)

2.   Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Colorado Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2008, 2007, and 2006, the Company had no such permitted accounting practices.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2008

(Dollar amounts in millions, unless otherwise stated)

3. Investments

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2008:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 433,934	$ 43,855	$ 863	$ 476,926
States, municipalities, and political subdivisions	46,084	355	5,527	40,912
Foreign other (par value - $2,192,380)	2,165,997	17,838	301,577	1,882,258
Foreign government (par value - $199,840)	196,549	4,982	33,268	168,263
Public utilities securities	140,866	1,215	7,703	134,378
Corporate securities	4,307,580	48,640	525,024	3,831,196
Residential backed securities	4,324,356	239,261	675,991	3,887,626
Commercial mortgage backed securities	2,595,718	246	1,078,316	1,517,648
Other asset backed securities	2,372,996	1,132	841,271	1,532,857
Total fixed maturities	16,584,080	357,524	3,469,540	13,472,064
Preferred stocks	85,079	1	36,478	48,602
Common stocks	170,896	1,242	2,039	170,099
Total equity securities	255,975	1,243	38,517	218,701
Total	$ 16,840,055	$ 358,767	$ 3,508,057	$ 13,690,765
At December 31, 2007:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 44,636	$ 7,593	$ 60	$ 52,169
States, municipalities, and political subdivisions	39,779	427	839	39,367
Foreign other (par value - $2,138,412)	2,130,171	55,362	39,213	2,146,320
Foreign government (par value - $270,099)	278,787	15,162	4,793	289,156
Public utilities securities	215,425	5,092	1,826	218,691
Corporate securities	5,092,579	90,058	90,381	5,092,256
Residential backed securities	4,462,748	149,556	108,201	4,504,103
Commercial mortgage backed securities	2,704,454	23,619	39,292	2,688,781
Other asset backed securities	2,444,559	1,128	204,043	2,241,644
Total fixed maturities	17,413,138	347,997	488,648	17,272,487
Preferred stocks	100,531	200	7,639	93,092
Common stocks	205,642	7,120	2,295	210,467
Total equity securities	306,173	7,320	9,934	303,559
Total	$ 17,719,311	$ 355,317	$ 498,582	$ 17,576,046

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31	
	2008	**2007**
	(In Thousands)	
Amortized cost	$ 16,584,080	$ 17,413,138
Adjustment for below investment grade bonds	(2,241)	(235)
Carrying value	$ 16,581,839	$ 17,412,903

The aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost	More than 6 months and less than 12 months below cost	More than 12 months below cost	Total
	(In Thousands)			
At December 31, 2008:				
Fair value	$ 3,375,693	$ 2,683,894	$ 3,381,933	$ 9,441,520
Unrealized loss	1,107,017	664,779	1,697,744	3,469,540
At December 31, 2007:				
Fair value	$ 2,448,889	$ 3,573,635	$ 3,699,545	$ 9,722,069
Unrealized loss	83,502	241,945	163,201	488,648

The amortized cost and fair value of investments in bonds at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 339,198	$ 337,400
Due after 1 year through 5 years	2,267,549	2,086,583
Due after 5 years through 10 years	1,863,198	1,608,856
Due after 10 years	2,821,065	2,501,094
	7,291,010	6,533,933
Residential backed securities	4,324,356	3,887,626
Commercial mortgage backed securities	2,595,718	1,517,648
Other asset backed securities	2,372,996	1,532,857
Total	$ 16,584,080	$ 13,472,064

At December 31, 2008 and 2007, investments in certificates of deposit and bonds with an admitted asset value of $26.4 and $26.4, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

(Dollar amounts in millions, unless otherwise stated)

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a market value of approximately $55.2 and $156.5 at December 31, 2008 and 2007, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $2.2 billion, $3.4 billion and $4.2 billion in 2008, 2007 and 2006, respectively. Gross gains of $40.6, $31.5, and $55.6 and gross losses of $122.6, $43.3, and $71.3 during 2008, 2007 and 2006, respectively, were realized on those sales. A portion of the gains and losses realized in 2008, 2007, and 2006 has been deferred to future periods in the IMR.

Realized capital (losses) gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

| | December 31 | | |
	2008	2007	2006
	(In Thousands)		
Realized capital losses	$ (277,335)	$ (48,881)	$ (56,039)
Amount transferred to IMR (net of related taxes of $(32,441) in 2008, $(14,576) in 2007 and $(22,096) in 2006)	60,248	27,069	41,036
Federal income tax benefit	33,458	14,711	20,344
Net realized capital (losses) gains	$ (183,629)	$ (7,101)	$ 5,341

Realized capital losses include losses of $186.6, $27.5, and $33.2 related to securities that have experienced an other-than-temporary decline in value in 2008, 2007, and 2006, respectively.

Management regularly reviews the value of the Company's investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- Management's intent and ability to hold the security long enough for it to recover its value.

Based on the analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized investment gains (losses) in the Statements of Operations in the period the determination is made.

(Dollar amounts in millions, unless otherwise stated)

For years ended December 31, 2008, 2007, and 2006 realized capital losses include $50.1, $4.9, and $3.0 respectively related to Limited Partnerships that have experienced an other-than-temporary decline in value.

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | | |
	2008	2007	2006
	(In Thousands)		
Income:			
Equity securities	$ 21,960	$ 18,835	$ 9,902
Bonds	1,047,875	1,039,867	949,283
Mortgage loans	121,077	149,437	191,631
Derivatives	(143,745)	23,293	24,837
Contract loans	76,177	72,989	67,920
Real estate	912	66	131
Other	(4,450)	14,991	21,564
Total investment income	1,119,806	1,319,478	1,265,268
Investment expenses	(82,732)	(103,953)	(98,533)
Net investment income	$ 1,037,074	$ 1,215,525	$ 1,166,735

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $258.0 and $250.3 at December 31, 2008 and 2007, respectively. The securities underlying these agreements are mortgage backed securities with a book value of $254.6 and $254.8 and fair value of $260.9 and $254.3 at December 31, 2008 and 2007, respectively. The securities had a weighted average coupon rate of 5.6% with various maturity dates ending in December 2038. The primary risk associated with short term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short term investments, which was not material at December 31, 2008. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. As of December 31, 2008 and 2007, the amount outstanding on these agreements was $381.4 and $515.6, respectively, and was included in borrowed money on the balance sheets. The securities underlying these agreements are mortgage backed securities with a book value of $434.0 and $547.2 and fair value of

(Dollar amounts in millions, unless otherwise stated)

$441.3 and $545.3 at December 31, 2008 and 2007, respectively. The securities have a weighted average coupon rate of 4.9% with various maturity dates ending in July 2043.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). As a member of the FHLB, the Company has issued nonputable funding agreements with the FHLB. Assets with a book value of $5.5 billion and $4.0 billion collateralize these agreements and reserves on these agreements were $2.8 billion and $3.1 billion at December 31, 2008 and 2007, respectively.

The maximum and minimum lending rates for long term mortgage loans during 2008 were 6.6% and 3.6%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Generally all risk coverage at replacement cost is required for a property securing real estate finance investments.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 70.0% on commercial properties. As of December 31, 2008 and 2007, the Company held no mortgages with interest more than 180 days overdue. Minimal interest was past due as of December 31, 2008 and 2007.

The Company had no impaired mortgage loans for 2008 or 2007.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

	NAIC Rating	Number of Transactions	Book Value (*in thousands*)		Cost of Securities Repurchased (*in thousands*)		Gain (*in thousands*)	
2008		-	$	-	$	-	$	-
2007		-	$	-	$	-	$	-
2006	3	2	$	684	$	704	$	22

There were no encumbrances on real estate at December 31, 2008 and 2007, respectively.

Since the third quarter of 2007, credit markets have become more turbulent amid concerns about subprime and Alt-A mortgages and collateralized debt obligations ("CDOs"). This in turn has resulted in a general widening of credit spreads, reduced price

(Dollar amounts in millions, unless otherwise stated)

transparency, reduced liquidity, increased rating agency downgrades and increased volatility across certain markets.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to Residential Mortgage-Backed Securities ("RMBS") and asset-backed securities ("ABS"). Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income. Commencing in the fourth quarter of 2007, the Company expanded its definition of Alt-A loans to include residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default. Further, during the fourth quarter of 2007, the industry coalesced around classifying any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime into the Alt-A category, and the Company is following that lead. The following summarizes the Company's exposure to subprime and Alt-A mortgages as of December 31, 2008 and 2007.

Trading activity for the Company's RMBS, particularly subprime and Alt-A RMBS, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive. The Company did not change its valuation procedures as a result of determining that the market was inactive.

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2008:

	Actual Cost	Book/Adjusted Carrying Value (excluding interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
		(In Thousands)		
Residential mortgage backed securities	$ 1,119,806	$ 1,116,175	$ 678,478	$ 9,045
Structured securities	2,053,810	2,053,406	1,287,485	-
Total	$ 3,173,616	$ 3,169,581	$ 1,965,963	$ 9,045

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2007:

	Actual Cost		Book/Adjusted Carrying Value (excluding interest)		Fair Value		Other Than Temporary Impairment Losses Recognized
			(In Thousands)				
Residential mortgage backed securities	$	1,286,907	$	1,276,053	$	1,249,963	$ 4,889
Structured securities		2,167,819		2,167,824		1,971,184	1,911
Total	$	3,454,726	$	3,443,877	$	3,221,147	$ 6,800

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2008.

4.   Derivative Financial Instruments Held for Purposes Other than Trading

The Company utilizes derivatives such as options, futures, caps, floors, forwards and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

(Dollar amounts in millions, unless otherwise stated)

Options are reported at fair value. The unrealized gains or losses from the options are reported as unrealized gain or loss in surplus.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over the Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received or receive interest on any cash delivered equal to the Federal Funds rate. The Company delivered $137.7 and $109.1 of collateral in the form of cash, for years ended December 31, 2008 and 2007.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2008 and 2007:

	Notional Amount		Carrying Value		Fair Value
			(In Thousands)		
December 31, 2008					
Derivative contracts:					
Swaps	$ 11,897,746	$	(231,294)	$	(820,621)
Forwards	444,000		3,308		3,308
Caps owned	478,516		824		271
Floors owned	500,026		7,824		7,824
Futures	560,646		(14,175)		(14,175)
Options owned	1,501,466		4,335		4,335
Total derivatives	$ 15,382,400	$	(229,178)	$	(819,058)
December 31, 2007					
Derivative contracts:					
Swaps	$ 10,018,381	$	(122,796)	$	(346,635)
Caps owned	2,158,613		(748)		(1,583)
Options owned	737,379		3,260		3,257
Total derivatives	$ 12,914,373	$	(120,284)	$	(344,961)

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $1,191.0 and $720.2 and an aggregate market value of $753.6 and $715.8 at December 31, 2008 and 2007, respectively. Those holdings amounted to 7.2% of the Company's investments in bonds and 5.2% of total admitted assets at December 31, 2008. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $71.9 and $110.2 with an aggregate NAIC market value of $62.5 and $120.9 at December 31, 2008 and 2007, respectively. The carrying value of these holdings amounted to 0.4% of the Company's investment in bonds and 0.3% of the Company's total admitted assets at December 31, 2008.

At December 31, 2008, the Company's commercial mortgages involved a concentration of properties located in California (21.7%) and Pennsylvania (10.3%). The remaining commercial mortgages relate to properties located in 41 other states. The portfolio is well diversified, covering many different types of income producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $100.0.

(Dollar amounts in millions, unless otherwise stated)

6. Annuity Reserves

At December 31, 2008 and 2007, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

		Amount	Percent
		(In Thousands)	
December 31, 2008			
Subject to discretionary withdrawal (with adjustment):			
With market value adjustment	$	2,094,113	21.3 %
At book value less surrender charge		461	-
At fair value		9,796	0.1
Subtotal		2,104,370	21.4
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment		202,022	2.0
Not subject to discretionary withdrawal		7,531,687	76.6
Total annuity reserves and deposit fund liabilities before reinsurance		9,838,079	100.0 %
Less reinsurance ceded		-	
Net annuity reserves and deposit fund liabilities	$	9,838,079	
December 31, 2007			
Subject to discretionary withdrawal (with adjustment):			
With market value adjustment	$	2,401,775	22.5 %
At book value less surrender charge		510	0.0
At fair value		16,901	0.2
Subtotal		2,419,186	22.7
Subject to discretionary withdrawal (without adjustment):			
At book value with minimal or no charge or adjustment		70,108	0.7
Not subject to discretionary withdrawal		8,245,773	76.6
Total annuity reserves and deposit fund liabilities before reinsurance		10,735,067	100.0 %
Less reinsurance ceded		-	
Net annuity reserves and deposit fund liabilities	$	10,735,067	

Of the total net annuity reserves and deposit fund liabilities of $9,838.1 at December 31, 2008, $9,828.3 is included in the general account, and $9.8 is included in the separate account. Of the total net annuity reserves and deposit fund liabilities of $10,735.1 at December 31, 2007, $10,718.2 is included in the general account, and $16.9 is included in the separate account.

7. Employee Benefit Plans

Defined Benefit Plan: ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"),

(Dollar amounts in millions, unless otherwise stated)

effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Retirement Plan were $2.3, $2.6 and $3.2 for 2008, 2007 and 2006, respectively.

Defined Contribution Plans: ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $2.0, $2.2 and $2.2 for 2008, 2007 and 2006, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

(Dollar amounts in millions, unless otherwise stated)

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans are as follows:

	Pension Benefits			Other Benefits		
	2008	2007	2006	2008	2007	2006
	(In Thousands)					
Change in benefit obligation						
Benefit obligation at beginning of year	$ 15,996	$ 17,561	$ 16,317	$ 4,037	$ 5,003	$ 4,961
Service cost	-	-	-	-	(172)	384
Interest cost	1,002	1,003	871	225	273	249
Contribution by plan participants	-	-	-	408	361	334
Actuarial (gain) loss	2,253	(1,436)	1,492	(277)	(579)	(133)
Benefits paid	(1,350)	(1,132)	(1,119)	(751)	(849)	(792)
Plan amendments	63	-	-	-	-	-
Benefit obligation at end of year	$ 17,964	$ 15,996	$ 17,561	$ 3,642	$ 4,037	$ 5,003
Change in plan assets						
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Employer contributions	1,350	1,132	1,119	343	487	458
Plan participants' contributions	-	-	-	408	361	334
Benefits paid	(1,350)	(1,132)	(1,119)	(751)	(848)	(792)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -	$ -	$ -
Funded status	$ (17,964)	$ (15,996)	$ (17,561)	$ (3,642)	$ (4,037)	$ (5,003)
Unrecognized prior service cost	(162)	(260)	(296)	(370)	(685)	(967)
Unrecognized net (loss) gain	4,523	2,380	4,138	(2,790)	(2,654)	(2,217)
Remaining net obligation	7,735	8,380	9,025	-	-	-
Total funded status	$ (5,868)	$ (5,496)	$ (4,694)	$ (6,802)	$ (7,376)	$ (8,187)
Amounts recognized in the balance sheets consist of:						
Accrued benefit cost	$ (17,866)	$ (15,348)	$ (15,733)	$ (6,802)	$ (7,376)	$ (8,187)
Intangible assets	7,735	8,380	9,025	-	-	-
Unassigned surplus - minimum pension liability	4,263	1,472	2,014	-	-	-
Net amount recognized	$ (5,868)	$ (5,496)	$ (4,694)	$ (6,802)	$ (7,376)	$ (8,187)
Component of net periodic benefit cost						
Service cost	$ -	$ -	$ -	$ -	$ (172)	$ 384
Interest cost	1,002	1,003	871	225	273	249
Amount of recognized gains (losses)	110	323	183	(174)	(142)	(148)
Amount of prior service cost recognized	(36)	(36)	(36)	(282)	(282)	(282)
Amortization of unrecognized transition obligation ot transition asset	645	645	645	-	-	-
Total net periodic benefit cost (income)	$ 1,721	$ 1,935	$ 1,663	$ (231)	$ (323)	$ 203
Benefit obligation for nonvested employees	$ -	$ -	$ -	$ 265	$ 253	$ 286
Accumulated benefit obligation for vested participants	$ 17,866	$ 15,348	$ 15,733	$ 3,641	$ 4,037	$ 4,840

(Dollar amounts in millions, unless otherwise stated)

Information for pension plans with an accumulated obligation in excess of plan assets.

	2008	2007	2006
	(In Thousands)		
Projected benefit obligation	$ 17,964	$ 15,996	$ 17,561
Accumulated benefit obligation	17,866	15,348	15,733
Fair value of plan assets	-	-	-

Information for other postretirement benefit plans with an accumulated benefit obligation in excess of plan assets.

	2008	2007	2006
	(In Thousands)		
Projected benefit obligation	$ 3,642	$ 4,037	$ 5,003
Accumulated benefit obligation	3,641	4,037	4,840
Fair value of plan assets	-	-	-

Assumptions used in determining the accounting for the defined benefit plans and other benefit plan as of December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Weighted average discount rate	6.0 %	6.5 %	5.9 %
Rate of increase in compensation level	4.0 %	4.2 %	4.0 %

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 9.0%, decreasing gradually to 6.5% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2008 by $0.1. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2008 by $0.1.

The Company expects to pay the following benefits:

Year ending December 31,	Benefits
	(In Thousands)
2009	$ 1,691
2010	1,701
2011	1,695
2012	1,709
2013	1,667
Thereafter	8,016

The Company's 2009 future expected contribution is $1.7.

The measurement date used for postretirement benefits is December 31, 2008.

(Dollar amounts in millions, unless otherwise stated)

On December 8, 2003, the Medicare Prescription Drug Impairment and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidiary to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The 2009 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is less than $0.1. There is no effect of the subsidy on the measurement of net periodic postretirement benefit cost for the current period.

(Dollar amounts in millions, unless otherwise stated)

8.   Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of the separate accounts business follows:

	Non-Guaranteed Separate Accounts
	(In thousands)
December 31, 2008	
Premium, consideration or deposits for the year	$ 186,834
Reserves for separate accounts with assets at:	
Fair value	$ 1,065,944
Amortized cost	-
Total reserves	$ 1,065,944
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment and with current surrender charge of 5% or more	392,656
At market value	9,796
At book value without market value adjustment and with current surrender charge less than 5%	663,492
Subtotal	1,065,944
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,065,944
December 31, 2007	
Premium, consideration or deposits for the year	$ 200,511
Reserves for separate accounts with assets at:	
Fair value	$ 1,571,061
Amortized cost	-
Total reserves	$ 1,571,061
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment and with current surrender charge of 5% or more	553,455
At market value	16,900
At book value without market value adjustment and with current surrender charge less than 5%	1,000,706
Subtotal	1,571,061
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,571,061

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

| | **Year Ended December 31** | | |
	2008	**2007**	**2006**
	(In Thousands)		
Transfers as reported in the Summary of Operations			
of the Separate Accounts Statement:			
Transfers to separate accounts	$ 186,906	$ 200,528	$ 178,927
Transfers from separate accounts	(80,813)	(102,849)	(112,104)
Transfers as reported in the statements of operations	$ 106,093	$ 97,679	$ 66,823

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2008 and 2007 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)
	(In Thousands)
December 31, 2008	
Separate Account Liability	$ 10,370
Gross amount of reserve	399
Reinsurance reserve credit	-
December 31, 2007	
Separate Account Liability	$ 17,484
Gross amount of reserve	194
Reinsurance reserve credit	-

(Dollar amounts in millions, unless otherwise stated)

9.   Federal Income Taxes

The Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. A list of all affiliated companies that participate in the filing of this consolidated federal income tax return include:

ALICA Holdings, Inc.	ING Investment Management Alternative Assets, LLC
Bancnorth Investment Group, Inc.	ING Investment Management Co.
Branson Insurance Agency, Inc.	ING Investment Management Services, LLC
Compulife Agency, Inc.	ING Investment Management, LLC
Compulife Insurance Agency of Massachusetts, Inc.	ING Investment Trust Co.
Compulife Investor Services, Inc.	ING Investments, LLC
Compulife, Inc.	ING Life Insurance & Annuity Company
Directed Services, LLC	ING National Trust
Financial Network Investment Corporation	ING North America Insurance Corporation
Financial Network Investment Corporation of Puerto Rico, Inc.	ING Payroll Management, Inc.
First Secured Mortgage Deposit Corporation	ING Pilgrim Funding, Inc.
FN Insurance Agency of Kansas, Inc.	ING Pomona Holdings LLC
FN Insurance Agency of New Jersey, Inc.	ING Retail Holding Company, Inc.
FN Insurance Services of Nevada, Inc.	ING Services Holding Company, Inc.
FN Insurance Services, Inc.	ING USA Annuity and Life Insurance Company
FNI International, Inc.	ING Wealth Solutions, LLC
Furman Selz (SBIC) Investments LLC	Lion Connecticut Holdings Inc.
Furman Selz Investments, LLC	Lion Custom Investments, LLC
Guaranty Brokerage Services, Inc.	Lion II Custom Investments, LLC
IB Holdings, LLC	MFSC Insurance Agency of Nevada, Inc.
ILICA, Inc.	MFSC Insurance Services, Inc.
ING America Insurance Holdings, Inc.	Midwestern United Life Insurance Company
ING Alternative Asset Management, LLC	Multi-Financial Group, LLC
ING America Equities, Inc.	Multi-Financial Securities Corporation
ING Brokers Network, LLC	Pomona Management LLC
ING Capital Corporation, LLC	PrimeVest Financial Services, Inc.
ING Equity Holdings, Inc.	PrimeVest Insurance Agency of Alabama, Inc.
ING Financial Advisors, LLC	PrimeVest Insurance Agency of Nevada, Inc.
ING Financial Partners, Inc.	PrimeVest Insurance Agency of New Mexico, Inc.
ING Financial Products Company, Inc.	PrimeVest Insurance Agency of Ohio, Inc.
ING Funds Distributor, LLC	PrimeVest Insurance Agency of Oklahoma, Inc.
ING Funds Services, LLC	PrimeVest Insurance Agency of Texas, Inc.
ING Ghent Asset Management, LLC	PrimeVest Insurance Agency of Wyoming, Inc.
ING Institutional Plan Services, LLC	ReliaStar Life Insurance Company
ING Insurance Agency of Texas, Inc.	Roaring River, LLC
ING Insurance Agency, Inc.	Security Life Assignment Corp.
ING Insurance Services Holding Company, Inc.	ReliaStar Life Insurance Company of New York
ING Insurance Services of Alabama, Inc.	Security Life of Denver International, Ltd.
ING Insurance Services of Massachusetts, Inc.	Systematized Benefits Administrators, Inc.
ING Insurance Services, Inc.	UC Mortgage Corporation
ING International Insurance Holdings, Inc.	Whisperingwind I, LLC
ING International Nominee Holdings, Inc.	Whisperingwind II, LLC
ING Investment Advisors, LLC	Whisperingwind III, LLC

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

		2008		2007		2006
				Year ended December 31		
				(In Thousands)		
Federal tax expense on operations	$	(37,012)	$	23,795	$	29,952
Federal tax benefit on capital losses		(33,458)		(14,711)		(20,344)
Total current tax expense incurred	$	(70,470)	$	9,084	$	9,608

The main components of deferred tax assets and deferred tax liabilities are as follows:

		2008		2007
			December 31	
			(In Thousands)	
Deferred tax assets resulting from book/tax differences in:				
Deferred acquisition costs	$	79,074	$	83,962
Insurance reserves		134,183		137,592
Reserve strengthening		-		29,018
Investments		67,743		35,287
Compensation and benefits		21,967		23,468
Policyholder dividends		2,655		2,818
Reinsurance with unauthorized companies		3,398		1,464
OCI pension		1,492		515
Unrealized losses on investments		74,913		26,533
Nonadmitted assets		14,509		6,051
Other		6,047		3,245
Total deferred tax assets		405,981		349,953
Deferred tax assets nonadmitted		(294,313)		(258,334)
Admitted deferred tax assets		111,668		91,619
Deferred tax liabilities resulting from book/tax differences in:				
Investments		21,670		13,950
Insurance reserves		10,870		12,859
Deferred and uncollected premium		9,227		4,848
Other		3,249		3,602
Total deferred tax liabilities		45,016		35,259
Net admitted deferred tax asset	$	66,652	$	56,360

(Dollar amounts in millions, unless otherwise stated)

The change in net deferred income taxes is comprised of the following:

		December 31				
		2008		**2007**		**Change**
		(In Thousands)				
Total deferred tax assets	$	405,981	$	349,953	$	56,028
Total deferred tax liabilities		45,016		35,259		9,757
Net deferred tax asset	$	360,965	$	314,694		46,271
Remove current year change in unrealized losses						(48,380)
Change in net deferred income tax						(2,109)
Remove other items in surplus:						
Additional minimum pension liability						(977)
Current year change in nonadmitted assets						(8,458)
Unauthorized reinsurer						(1,935)
Other						1
Change in deferred taxes					$	(13,478)

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

		Year Ended December 31				
		2008		**2007**		**2006**
		(In Thousands)				
Ordinary income	$	184,182	$	61,499	$	160,054
Capital losses, net of IMR		(217,087)		(21,812)		(15,004)
Total pre tax book (loss) income	$	(32,905)	$	39,687	$	145,050
Provision computed at statutory rate	$	(11,517)	$	13,890	$	50,768
Dividends received deduction		(2,515)		(3,305)		(1,249)
Interest maintenance reserve		(16,236)		(3,692)		(9,496)
Reinsurance		(17,057)		(4,567)		10,077
Prior year taxes		(8,608)		(12,936)		6,214
Other		(1,059)		(20)		(2,228)
Total	$	(56,992)	$	(10,630)	$	54,086
Federal income taxes (recoverable) incurred	$	(70,470)	$	9,084	$	9,608
Change in net deferred income taxes		13,478		(19,714)		44,478
Total statutory income taxes	$	(56,992)	$	(10,630)	$	54,086

There are no federal income taxes incurred that will be available for recoupment in the event of future net losses from 2008, 2007 and 2006.

Under the intercompany tax sharing agreement, the Company has a receivable from ING AIH of $31.2 and a payable to ING AIH of $20.9 for federal income taxes as of December 31, 2008 and 2007, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company's transferable state tax credit assets are as follows:

Method of estimating utilization of remaining transferrable state tax credit	State	Carrying value at December 31, 2008		Unused credit remaining at December 31, 2008	
		(in thousands)			
Fixed credit at time of purchase	CT	$	397	$	450
Estimated credit based on investment in low income housing investment	GA		812		1,639
Total state tax credits		$	1,209	$	2,089

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

		2008		2007
		(In Thousands)		
Balance at beginning of year	$	15.3	$	33.3
Additions for tax positions related to current year		0.3		0.2
Reduction for tax positions related to prior year		(8.6)		(12.8)
Reduction for tax positions settled with taxing authorities		(0.4)		(5.4)
Balance at end of year	$	6.6	$	15.3

The Company had $6.6 of unrecognized tax benefits as of December 31, 2008 that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current federal income taxes and federal income tax expense on the balance sheets and statements of operations, respectively. The Company had accrued interest of $0.2 and $0.2 as of December 31, 2008 and 2007.

The Company is under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2008. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examination, it is reasonably possible that the unrecognized tax benefits will decrease by up to $0.8. The timing of the payment of the remaining allowance of $5.8 cannot be reliably estimated.

10. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2008, Midwestern United Life Insurance Company ("Midwestern") and Whisperingwind III, LLC ("WWIII"). The Company also has one wholly owned non-insurance subsidiary, ING America Equities, Inc. ("IAE").

(Dollar amounts in millions, unless otherwise stated)

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

| | December 31 | |
	2008	2007
	(In Thousands)	
Common stock (cost - $41,246 in 2008 and $41,246 in 2007)	$ 97,329	$ 98,029

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

| | December 31 | | |
	2008	2007	2006
	(In Thousands)		
Revenues	$ 166,087	$ 564,984	$ 74,038
(Loss) income before net realized gains on investments	(14,276)	(209,360)	5,325
Net (loss) income	(16,265)	(208,722)	5,015
Admitted assets	664,879	639,103	253,473
Liabilities	457,086	454,093	157,383

Asset and liability amounts for WWIII are included in the above table, however the Company's carrying amount for WWIII is zero.

The Company did not receive dividends from any of its subsidiaries during the years ended December 31, 2008, 2007 and 2006.

Effective March 27, 2008, the Company dissolved its wholly owned subsidiary Draft Funding, LLC, a non-insurance entity. There was no impact to the Company's financial statements as a result of this transaction.

Effective August 27, 2008, the Company dissolved its wholly owned subsidiary First Secured Mortgage Deposit Corporation, a non-insurance entity. There was no impact to the Company's financial statements as a result of this transaction.

On October 27, 2006, the Company created WWIII, a special purpose financial captive reinsurance company ("SPFC"), under the laws of the State of South Carolina. WWIII was not licensed by the South Carolina Department of Insurance as of December 31, 2006. Consequently, WWIII did not commence writing insurance business until 2007. On June 25, 2007, WWIII received its licensure as a SPFC from the Director of the South Carolina Department of Insurance. As of December 31, 2008, WWIII has no carrying value. The Company contributed capital to WWIII of $0, $37.4 and $2.5 during the years ended December 31, 2008, 2007 and 2006. During 2008, the Company ceded premium and ceded reserves to WWIII of $71.2 and $434.5, respectively. The amount of insurance in force ceded to WWIII was $1.7 billion at December 31, 2008. During 2007, the Company ceded premium and ceded reserves to WWIII of $288.4 and $357.8,

(Dollar amounts in millions, unless otherwise stated)

respectively. The amount of insurance in force ceded to WWIII was $1.4 billion at December 31, 2007.

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1.6 billion, $1.4 billion and $1.3 billion for 2008, 2007 and 2006, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31		
	2008	**2007**	**2006**
	(In Thousands)		
Premiums	$ 1,675,116	$ 1,879,093	$ 1,689,546
Benefits paid or provided	1,448,588	1,235,280	1,200,908
Policy and contract liabilities at year end	8,142,243	7,516,909	7,159,539

The net amount of the reduction in surplus at December 31, 2008, if all reinsurance agreements were cancelled, is $7.0 billion.

12. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

On January 1, 2001, Lion Connecticut Holdings, Inc. issued two surplus notes for $65.0 and $100.0. These notes represent the cumulative cash draws on two $100.0 commitments issued by ING AIH through December 31, 2008, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.25%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing

(Dollar amounts in millions, unless otherwise stated)

December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Colorado Insurance Commissioner. There were no principal or interest payments in 2008, 2007 or 2006.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $210.0 was contributed to the Company, effective December 31, 2008. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. The Company did not receive a capital contribution during 2007 or 2006. The Company did not pay dividends to ING AIH during 2008. The Company paid an ordinary dividend to ING AIH of $100.0 and $115.0 on December 28, 2007 and 2006, respectively. Timely notice was given for this dividend payment to the Colorado Insurance Department. The Colorado Insurance Department does not require approval for ordinary dividends.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2008, the Company meets the RBC requirements.

13. **Fair Values of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

(Dollar amounts in millions, unless otherwise stated)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 16,581,839	$ 13,472,064	$ 17,412,903	$ 17,272,487
Preferred stocks	85,079	48,602	100,531	93,092
Unaffiliated common stocks	170,099	170,099	210,467	210,467
Mortgage loans	1,878,012	1,838,181	1,994,384	2,045,791
Contract loans	1,390,205	1,390,205	1,346,724	1,346,724
Cash, cash equivalents and short term investments	1,038,361	1,038,361	454,074	454,074
Separate account assets	1,121,298	1,121,298	1,641,507	1,641,507
Receivable for securities	29,719	29,719	2,254	2,254
Liabilities:				
Derivative securities	229,178	819,058	120,284	344,961
Deposit type contracts	7,126,976	7,126,976	8,206,189	8,206,189
Payable for securities	284	284	337	337

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents and short term investments: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between .99% and 14.7% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2008 and 2007 is $13.8 billion and $17.6 billion, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features

(Dollar amounts in millions, unless otherwise stated)

of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SFAS No. 157, *Fair Value Measurements*. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's or a liability's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair

(Dollar amounts in millions, unless otherwise stated)

value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table provides information as of December 31, 2008 about the Company's financial assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3[1]	Total
		(In Thousands)		
At December 31, 2008:				
Assets:				
Preferred stock	126	-	-	126
Common stock	170,099	-	-	170,099
Derivatives	-	206,820	1,379	208,199
Cash, cash equivalents and short term investments	1,038,361	-	-	1,038,361
Separate account assets	1,121,298	-	-	1,121,298
Total assets	$ 2,329,884	$ 206,820	$ 1,379	$ 2,538,083
Liabilities:				
Derivatives	-	404,515	14,175	418,690
Total liabilities	$ -	$ 404,515	$ 14,175	$ 418,690

(1) Level 3 net assets and liabilities accounted for 0.6% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 1.3%.

(Dollar amounts in millions, unless otherwise stated)

Preferred and Common Stock: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Derivatives: Derivatives that are carried at fair value (on the Balance Sheets), are determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment grade counterparties with a credit rating of A- or better. The Company obtains key input into the valuation model for puts, calls, and futures from one third party broker. Because the input is not received from multiple brokers, these fair values are not deemed to be calculated based on market observable inputs, and, therefore, these instruments are classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

14.   Commitments and Contingencies

Guarantee Agreements: The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position.

The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for $250.0 obligation of SLDI. The Company's Board of Directors approved this transaction on April 25, 2002. The other two affiliated life insurers were ReliaStar Life Insurance Company and Security Connecticut Life Insurance Company (subsequently merged into ReliaStar Life Insurance Company on October 1, 2003). The joint and several guarantees of the two

(Dollar amounts in millions, unless otherwise stated)

remaining insurers are capped at $250.0. The States of Colorado and Minnesota did not disapprove the guarantee.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $34.2 and $145.8 at December 31, 2008 and 2007, respectively. The Company is also committed to provide additional capital contributions of $351.8 and $417.8 at December 31, 2008 and 2007, respectively, in partnerships reported in other invested assets not on the balance sheets.

Operating Leases: As discussed in Footnote 16, the Company is party to certain cost sharing agreements with other affiliated ING United States companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2008, 2007 and 2006 under this cost sharing methodology.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost sharing arrangements and service agreements.

The Company is not involved in any sale leaseback transactions.

Legal Proceedings: The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters: As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matter: Federal and state regulators and self regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives

(Dollar amounts in millions, unless otherwise stated)

currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues: Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

(Dollar amounts in millions, unless otherwise stated)

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, and surrenders.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The objective of portfolio management is to maximize returns, taking into account interest rate and credit risk, as well as other risks. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

In the first quarter of 2009, the Company has taken certain actions to reduce its exposure to interest rate and market risks. These actions include reducing guaranteed interest rates for new business, reducing credited rates on existing business, curtailing sales of some products, reassessment of the investment strategy with a focus on Treasury and investment grade assets, as well as a short-term program to hedge equity market risk associated with variable fee income. During 2009, the Company will be monitoring these

(Dollar amounts in millions, unless otherwise stated)

initiatives and their impacts on earnings, capital, and liquidity, and will determine whether further actions are necessary.

15.   Financing Agreements

The Company maintains a revolving loan agreement with Bank of New York, ("BONY"). Under this agreement, the Company can borrow up to $50.0 from BONY. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.4% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2008, 2007 and 2006, respectively. Additionally, there were no amounts payable to BONY at December 31, 2008 and 2007.

The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short term cash requirements. Under this agreement, which expires July 1, 2015, the Company and ING AIH can borrow up to 3% of the Company's admitted assets as of December 31 of the preceding year from one another. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $2.3 and $3.7 and received interest income of $3.5 and $2.4 for the year ended December 31, 2008 and 2007, respectively.

The Company borrowed $20.6 billion and repaid $20.6 billion in 2008, borrowed $13.8 billion and repaid $13.9 billion in 2007 and borrowed $5.9 billion and repaid $5.9 billion in 2006. These borrowings were on a short term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $2.3, $3.7 and $1.7 during 2008, 2007 and 2006, respectively.

The Company is the beneficiary of letters of credit totaling $2.8 billion; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2008 and 2007.

16.   Related Party Transactions

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING United States companies are allocated among companies in accordance with systematic cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides

(Dollar amounts in millions, unless otherwise stated)

the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Total fees under the agreement were approximately $60.7, $61.6, and $58.9 for the years ended December 31, 2008, 2007 and 2006, respectively.

Services Agreements: The Company has entered into an inter-insurer services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with ING North America Insurance Corporation ("INAIC") whereby INAIC provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with ReliaStar Life Insurance Company of New York ("RLNY") whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RLNY. The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company. The total expenses incurred for all of these services were $100.9, $101.8 and $96.8 for the years ended December 31, 2008, 2007 and 2006, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

The Company and Directed Services LLC ("DSL"), an affiliate, are parties to a service agreement, effective January 1, 1994, as amended by a first amendment, effective March 7, 1995 by which the Company provides DSL with certain managerial and supervisory services and DSL provides the Company with certain sales and marketing services.

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a

(Dollar amounts in millions, unless otherwise stated)

special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") or to foreign buyers pursuant to Regulation S of the Securities Act. The program has issued notes with an aggregate outstanding principal balance of $738.7 billion as of December 31, 2008.

The Company has assumed an SEC registered medium term note, issued by an affiliated company, ING USA Annuity and Life Insurance Company, secured by a funding agreement issued by ING USA Annuity and Life Insurance Company. As of December 31, 2008, the note has an aggregate outstanding principal balance of $1.9 billion.

Interest Rate Swap: Effective June 29, 2007 the Company entered into an interest rate swap agreement ("IRSA") with ING AIH. The IRSA is in conjunction with a combined coinsurance and modified coinsurance agreement effective June 30, 2007 with WWIII. The duration of the agreement is 30 years. The notional value of this interest rate swap is $72.5 with this transaction having minimal impact to the income statement.

Asset Transfers: On September 27, 2007, the Company transferred to ING USA financial assets (the "Transferred Assets") with a total book value plus accrued interest of $444.1 in exchange for a cash payment from ING USA in an amount equal to total market value plus accrued interest of the Transferred Assets. The Transferred Assets were primarily AAA rated collateralized mortgage obligations. At the time of the transfer, the Transferred Assets total market value plus accrued interest was $435.0. The Company realized a loss of $9.2 on the transaction.

Unsecured Notes: As of December 31, 2008, the Company owned $0 in senior unsecured notes, pursuant to a note purchase agreement between the Company and ING AIH. For the year ended December 31, 2008, interest received by the Company totaled $6.0. The interest due and accrued on this investment as of December 31, 2008, is $0.

17.   Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $5.6 and $4.5 as of December 31, 2008 and 2007, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $4.0 and $2.9 as of December 31, 2008 and 2007, respectively, for future credits to premium taxes for assessments already paid.

(Dollar amounts in millions, unless otherwise stated)

18. Reconciliation to the Annual Statement

At December 31, 2007, differences in amounts reported in the Annual Statement and amounts in the accompanying statutory basis financial statements are due to the following (in thousands):

	Total Capital and Surplus	Net Income
2007:		
Amounts as reported in the 2008 Annual Statement	$ 1,305,671	$ 20,224
Release of accrued liability related to Scottish Re that was recorded in the Annual Statement	10,379	10,379
Amounts as reported in the accompanying statutory basis financial statements	$ 1,316,050	$ 30,603

19. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2008	2007
	(In Thousands)	
Balance at January 1	$ 2,402	$ 2,776
Less reinsurance recoverables	2,402	2,776
Net balance at January 1	-	-
Incurred related to:		
Current year	230,958	-
Prior years	12,945	10
Total incurred	243,903	10
Paid related to:		
Current year	-	10
Prior years	-	-
Total paid	-	10
Net balance at December 31	243,903	-
Plus reinsurance recoverables	2,133	2,402
Balance at December 31	$ 246,036	$ 2,402

Reinsurance was put in place December 31, 2008, prior year incurred claims relate to the claims reserves at December 31, 2008.

20. Subsequent Events

Dutch State – Illiquid Back-up Facility: On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS").

(Dollar amounts in millions, unless otherwise stated)

Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of approximately $680 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State will take place at a discount of 10% of par value. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company will convey to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will receive, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State will be obligated to make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding will be obligated to make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which has a book value of approximately $240 will be sold for cash to an affiliate, Lion II. Immediately thereafter, Lion II will sell to ING Bank, FSB the purchased securities. Contemporaneous with this transaction, ING Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009 contemporaneous with the closing of the ING-Dutch Transaction.

Since the Company had the intent to sell as of December 31, 2008, a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash Transfer, the Company evaluated the securities for impairment under INT 06-07: *Definition of Phrase "Other Than Temporary"* and SSAP 43, *Loan-backed and Structured Securities*. Per SSAP 43, the book value of the other-than-temporary impaired security must be written down to the estimated undiscounted future cash flows. In applying SSAP 43, the Company considered the estimated undiscounted future cash flows for the impairment test to be the remaining undiscounted cash flows on

(Dollar amounts in millions, unless otherwise stated)

the security over its expected life. Since the estimated undiscounted future cash flow from these securities exceeds the carrying value of the securities at December 31, 2008, no impairment was recorded. The Company expects to record a realized loss of approximately $60 related to these transactions in the first quarter of 2009.

Liquidity Facility: Subsequent to December 31, 2008, the ING Supervisory Board of Directors approved a liquidity facility for up to $2.0 billion to support the liquidity requirements in ING's US Life Insurance operations, including the Company. The exact usage of the facility, if any, has not been determined, as it will be utilized as an alternative source of liquidity.

Hanover Re acquisition of Scottish Re: On February 20, 2009, Hannover Re acquired the U.S. Individual Reinsurance portfolio from Bermuda-based reinsurer Scottish Re Group Ltd. The net effect of the transaction is a neutral impact to the Company's balance sheet and income statement as all risks associated with the business are ultimately ceded to Hannover Re.

New Accounting Pronouncements: Effective reporting periods beginning January 1, 2009, the Company will adopt SSAP No. 98, *Treatment of Cash Flows When Qualifying Changes in Valuation and Impairments* ("SSAP 98") (amending paragraphs 14 though 16 of SSAP 43) for Loan-backed and Structured Securities. The amendment requires once an other than temporary impairment occurs, the Company will determine the amount of the impairment comparing the carrying value of the investment to the present value of anticipated future cash flows of the investment. If the present value of future cash flows is less than the carrying value, an asset impairment must be recorded. Credit related impairments will be recorded through the AVR while interest related losses shall be recorded through the IMR. The Company is currently evaluating the impact of the Company's financial statements.

Part C
OTHER INFORMATION

Item 26   **Exhibits**

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(2)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

(4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(7)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(8)   Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 30, 1997; File No. 033-88148.)

(9)   Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)

(10)   Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(11)   Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 033-74190.)

(12)   Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(13) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) (1) Variable Universal Life Insurance Policy (Form No. 2518(VUL)-06/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on June 11, 2008; File No. 333-149870.)

(2) Accelerated Death Benefit Rider (R2030-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(3) Additional Insured Rider. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(4) Adjustable Term Insurance Rider (R2031-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(5) Guaranteed Death Benefit Rider. (Form No. R2025-4/04). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security life of Denver insurance Company and its Security life Separate Account L1, filed on September 10, 2004, File No. 333-117329.

(6) Guaranteed Minimum Accumulation Benefit Rider (R2032-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(7) Overloan Lapse Protection Rider. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on September 7, 2007; File No. 333-143973.)

(8) Waiver of Cost of Insurance Rider (Form No. R-1505). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(9) Waiver of Specified Premium Total Disability Rider (Form No. R-1506). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(e) (1) Specimen Variable Life Insurance Application (Form No. Q-2006-9/97). (To be used on or before May 1, 1998.) (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 033-74190.)

(2) Variable Life Application Insert. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(3) Investment Feature Selection Form (Form No. V-166-00 Rev. 5/1/03). (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(4) Investment Feature Selection Form (Form No. V-175-01 Rev. 5/1/03). (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(5) Specimen Application for Life Insurance Fixed and Variable Products (Form No. 110945). (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(f) (1) Security Life of Denver's Restated Articles of Incorporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(2) Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(3) Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(4) Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(5) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 033-74190.)

(g) Not Applicable.

(h) (1) (a) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(b) Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(c) Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(f) Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(g) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(h) Expense Allocation Agreement between A I M Advisors, Inc., AIM Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(i) Amendment No. 1 to Expense Allocation Agreement between AIM Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(2) (a) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(3) (a) Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(b) Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(c) Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, File No. 333-153337, as filed on November 14, 2008.)

(d)   Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(4) (a)   Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)

      (b)   Form of Amendment to Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)

      (c)   Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)

      (d)   Form of Amendment to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.)

      (e)   Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, File No. 333-28755, as filed on April 7, 2008.)

(5) (a)   Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

      (b)   First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

      (c)   Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

      (d)   Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(f) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(g) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 033-74190.)

(i) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(j) Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(k) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(l) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(m) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(n) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(o) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(p) First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(q) Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(r) Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(s) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(t) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(u) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(v) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(w) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(x) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(y) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(z) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(aa) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(bb) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(cc) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(6) (a) Participation Agreement among Security Life of Denver Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(7) (a) Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(c) Form of Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(d) Administrative and Shareholder Service Agreement between Directed Services, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(8) (a) Participation Agreement among Security Life of Denver Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(9) (a) Participation Agreement among Security Life of Denver Insurance Company, ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(b) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(c) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated November 1, 2004. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(d) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated April 29, 2005. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(e) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated August 31, 2005. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(f) Form of Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated April 28, 2006. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(g) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated November 1, 2004. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(h) Service Agreement with Investment Advisor between ING Life Insurance and Annuity Company and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(10) (a) Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Investments, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(c) Amendment to Participation Agreement among ING Variable Products Trust, ING Funds Distributor, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(d) Administrative and Shareholder Service Agreement between ING Pilgrim Group, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(e) Amendment to Administrative and Shareholder Services Agreement between Security Life of Denver Insurance Company and ING Funds Services, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(11) (a) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(12) (a) Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(f) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(g) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(i) Service Agreement between INVESCO Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(j) First Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(13) (a)   Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

     (b)   Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

     (c)   Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

     (d)   Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(14) (a)   Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

     (b)   Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

     (c)   Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

     (d)   Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

     (e)   Shareholder Information Agreement (Rule 22C-2 Agreement), dated April 16, 2007, and to be effective on October 16, 2007, by and between M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 6 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2007; File No. 333-117329.)

(15) (a)   Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

     (b)   Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

     (c)   Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

     (d)   Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007, File No. 333-47527.)

(16) (a) Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(17) (a) Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 333-50278.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(18) (a) Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(c) Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(d) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(i) Not Applicable.

(j) Not Applicable.

(k) Opinion and Consent of Counsel.

(l) Not Applicable.

(m) Not Applicable.

(n) Consent of Independent Registered Public Accounting Firm.

(o) All financial statements are included in the Statement of Additional Information, as indicated therein.

(p) Not Applicable.

(q) Not Applicable.

(r) Powers of Attorney.

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Thomas J. McInerney, One Orange Way, Windsor, CT 06095-4774	Director and Chairman
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Executive Vice President and Chief Financial Officer
Catherine H. Smith, One Orange Way, Windsor, CT 06095-4774	Director and Senior Vice President
Bridget M. Healy, 230 Park Avenue, New York, NY 10169	Director
Robert G. Leary, 230 Park Avenue, New York, NY 10169	Director
Valerie G. Brown, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Daniel P. Mulheran, Sr. 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President, Compliance
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005	Vice President and Chief Compliance Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Vice President, Compliance
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 26 to Registration Statement on Form N-6 for Select*Life Variable Account of ReliaStar Life Insurance Company (File No. 033-57244), as filed with the Securities and Exchange Commission on April 7, 2009.

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, ING America Insurance Holdings, Inc. maintains a Professional Liability and fidelity bond insurance policy issued by an international insurer. The policy covers ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50% or more. These policies include the principal underwriter, as well as, the depositor. Additionally, the parent company of ING America Insurance Holdings, Inc., ING Groep N.V., maintains excess umbrella coverage with limits in excess of €125,000,000. The policies provide for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and ReliaStar Life Insurance Company.

(b)   *Management of ING America Equities, Inc*.

Name and Principal Business Address	Positions and Offices with Underwriter
Margaret B. Wall, 20 Washington Avenue South, Minneapolis MN 55401	Director, President and Chief Executive Officer
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Director, Vice President and Chief Operating Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Cynthia A, Grimm, 100 Deerfield lane, Suite 300, Malvern, PA 19355	Chief Financial Officer/Financial and Operations Principal

Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Spencer T. Shell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Glenn A. Black, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Terry L. Owens, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
James H. Taylor, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Tina M. Nelson, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Randall K. Price, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Susan M. Vega, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c) *Compensation From the Registrant.*

(1)	(2)	(3)	(4)	(5)
	2008 Net Underwriting	Compensation on Events Occasioning		
Name of Principal Underwriter	Discounts and Commissions	the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation*
ING America Equities, Inc.				$38,268,742.00

* Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by Security Life of Denver Insurance Company at 1290 Broadway, Denver, CO 80203-5699 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver, and State of Colorado on the 13th day of April, 2009.


SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)


By:	/s/ Donald W. Britton*
	Donald W. Britton
	President
	(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	**Title**	**Date**
/s/ Donald W. Britton* Donald W. Britton	President (principal executive officer)	
/s/ Bridget M. Healy* Bridget M. Healy	Director	
/s/ Robert G. Leary* Robert G. Leary	Director	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	April 13, 2009
/s/ Catherine H. Smith* Catherine H. Smith	Director and Senior Vice President	
/s/ David A. Wheat* David A. Wheat	Director, Executive Vice President and Chief Financial Officer (principal financial officer)	
/s/ Steven T. Pierson* Steven T. Pierson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By:	/s/ J. Neil McMurdie
	J. Neil McMurdie
	* Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit
26(k)	Opinion and Consent of Counsel
26(n)	Consent of Independent Registered Public Accounting Firm
26(r)	Powers of Attorney